Exhibit 99.2

EXECUTION VERSION

PRE-ACQUISITION AGREEMENT

BETWEEN

GREENFIRE RESOURCES LTD.

- AND -

CONNACHER OIL AND GAS LIMITED

JULY 13, 2026

TABLE OF CONTENTS

Article 1
INTERPRETATION

1.1	Definitions	1
1.2	Interpretation Not Affected by Headings, etc.	15
1.3	Number, etc.	15
1.4	Date for Any Action	15
1.5	Entire Agreement	15
1.6	Currency	15
1.7	Accounting Matters	16
1.8	Disclosure in Writing	16
1.9	References to Legislation	16
1.10	Enforceability	16
1.11	Knowledge	16
1.12	Interpretation Not Affected by Party Drafting	16
1.13	Schedules	16

Article 2
OFFER, PURCHASE AND SALE

2.1	Offer to Connacher Shareholders	17
2.2	Connacher Board Recommendation	18
2.3	Closing	18
2.4	Public Communications	18
2.5	Treatment of Connacher Options	18
2.6	Employees, Contractors and Directors	19
2.7	Indemnities and Directors’ and Officers’ Insurance	19
2.8	Support Agreements	20
2.9	Tax Withholdings	20
2.10	Non-Resident Withholding and Escrow Agreement	20

Article 3
COVENANTS

3.1	Covenants of Purchaser	23
3.2	Covenants of Connacher	24
3.3	Mutual Covenants Regarding the Offer, Purchase and Sale	29
3.4	Drag-Along Notice	31
3.5	Alternative Transaction	32
3.6	Covenants of Connacher Regarding Non-Solicitation	32
3.7	Access to Information	33
3.8	Purchaser Financing and Connacher Financing Assistance	34
3.9	Purchaser Non-Completion Fee	38
3.10	Connacher Non-Completion Fee	39
3.11	Confirmation of Connacher Net Surplus	39

Article 4
REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of Purchaser	40
4.2	Representations and Warranties of Connacher	42
4.3	No Additional Representations and Warranties of Connacher	54
4.4	Privacy Issues	54

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Article 5
CONDITIONS PRECEDENT

5.1	Mutual Conditions Precedent	55
5.2	Additional Conditions to Obligations of Purchaser	56
5.3	Additional Conditions to Obligations of Connacher	58
5.4	Notice and Effect of Failure to Comply with Conditions	59

Article 6
Agreement as to REMEDIES

6.1	Injunctive Relief and Remedies	59

Article 7
AMENDMENT

7.1	Amendment	59
7.2	Waiver	60

Article 8
TERMINATION

8.1	Termination	60

Article 9
NOTICES

9.1	Notices	61

Article 10
GENERAL

10.1	Assignment and Enurement	62
10.2	Costs	62
10.3	Severability	62
10.4	Further Assurances	62
10.5	Time of Essence	63
10.6	Governing Law; Waiver of Jury Trial	63
10.7	Third Party Beneficiaries	63
10.8	Liability of Financing Source Parties	63
10.9	Counterparts; Electronic Delivery	63

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PRE-ACQUISITION AGREEMENT

THIS PRE-ACQUISITION AGREEMENT is dated as of the 13th day of July, 2026.

BETWEEN:

GREENFIRE RESOURCES LTD., a corporation existing under the laws of the Province of Alberta (“Purchaser”)

- and -

CONNACHER OIL AND GAS LIMITED, a corporation existing under the laws of Canada (“Connacher”)

WHEREAS Purchaser wishes to acquire all the issued and outstanding Connacher Shares and, in that regard, wishes to make the Offer to all Connacher Shareholders;

AND WHEREAS the Connacher Board has determined to support the Offer and to recommend acceptance of the Offer to the Connacher Shareholders, all on the terms and subject to the conditions of this Agreement;

AND WHEREAS, concurrently with the execution of this Agreement, Connacher Shareholders holding (in the aggregate) approximately 73.6% of the issued and outstanding Connacher Shares have entered into the Support Agreements pursuant to which each Supporting Connacher Shareholder will, among other things, (a) deposit under the Offer all such Connacher Shares beneficially owned or controlled by such Supporting Connacher Shareholder, directly or indirectly, on the terms and conditions set out in the Support Agreements, and (b) as Majority Holders (as defined in the Shareholder Agreement), determine to consummate the transactions contemplated hereby as a Corporate Sale Transaction (as defined in the Shareholder Agreement) and cause the Drag-Along Notice to be delivered to all other Connacher Shareholders in accordance with Section 6.1 of the Shareholder Agreement;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties do hereby covenant and agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement, including the recitals hereto, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

(a)	“Acquisition Proposal” means, other than the Offer and the other transactions contemplated by this Agreement, any written or oral offer, proposal, inquiry or request for discussions or negotiations from any Person or group of Persons “acting jointly or in concert” (within the meaning of National Instrument 62-104 – Takeover Bids and Issuer Bids) (other than Purchaser and its affiliates) which contemplates, relates to or would reasonably be expected to lead to (in either case in one transaction or a series of transactions):

(i)	any direct or indirect acquisition or purchase (or any lease, long-term supply agreement or other arrangement having the same economic effect as a purchase but excluding the sale of crude oil production in the ordinary course of business) of: (A) 20% or more of the assets (which shall include equity securities of any subsidiary of Connacher) of the Connacher Group taken as a whole; or (B) 20% or more of any voting or equity securities or any other equity interests (including securities convertible into or exercisable or exchangeable for equity interests) of Connacher (or rights or interests therein or thereto);

(ii)	any direct or indirect take-over bid, issuer bid, exchange offer, treasury issuance or similar transaction that, if consummated, would result in a Person or joint actors beneficially owning 20% or more of any class of voting or equity securities or any other equity interests (including securities convertible into or exercisable or exchangeable for equity interests) of Connacher (or rights or interests therein or thereto);

(iii)	an arrangement, merger, amalgamation, consolidation, joint venture, partnership, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving any member of the Connacher Group;

(iv)	any other transaction or series of transactions, the consummation of which would or would reasonably be expected to interfere with, impede, prevent, impair or materially delay the transactions contemplated by this Agreement or the Offer or which would or would reasonably be expected to materially reduce the benefits to Purchaser under this Agreement or the Offer; or

(v)	any announcement or other disclosure of an intention to do any of the foregoing;

(b)	“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner pursuant to section 102 of the Competition Act with respect to the transactions contemplated by this Agreement;

(c)	“affiliate” has the meaning ascribed thereto under the Securities Act;

(d)	“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this Pre-Acquisition Agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(e)	“Anti-Corruption Laws” has the meaning given to such term in Section 4.2(fff);

(f)	“Applicable Laws”, in the context that refers to one or more persons, means any domestic or foreign, federal, state, provincial, municipal, regional or local law (statutory, common, or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated, or applied by a Governmental Authority and any terms or conditions of any grant of approval, permission, authority or license of any Governmental Authority, that is binding upon or applicable to such person or persons or its business or their business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

(g)	“Authorization” means, with respect to any Person, any order, Permit, approval, consent, waiver, license, registration, recognition, certification, accreditation or other authorization issued, granted or given by a Governmental Authority having jurisdiction over the Person;

(h)	“Breaching Party” has the meaning given to such term in Section 5.4(b);

(i)	“Business Day” means any day, other than Saturday, Sunday or a statutory holiday in the Province of Alberta;

(j)	“Certificate Limit” has the meaning given to such term in Section 2.10(a)(i);

(k)	“Claim” means any claim, demand, lawsuit, action, proceeding, order, arbitration or governmental investigation, in each case, whether asserted, threatened, pending or existing;

(l)	“Closing” means the initial take up and payment of the Connacher Shares by Purchaser and the payment by Purchaser of the Purchase Price payable pursuant to the Offer and the completion of all matters incidental thereto;

(m)	“Closing Date” means the date that Closing occurs, being the date that is three Business Days following the Expiry Time, or such other date as the Parties hereto agree in writing, and in any event not later than the Outside Date;

(n)	“Closing Date Letters of Credit” means, collectively, the letters of credit issued by The Bank of Nova Scotia, as issuing lender under the Connacher Revolving Credit Agreement, that are outstanding as of the Closing Date;

(o)	“Commissioner” means the Commissioner of Competition appointed pursuant to the Competition Act or a Person designated or authorized pursuant to the Competition Act to exercise and perform the duties of the Commissioner of Competition;

(p)	“Competition Act” means the Competition Act (Canada);

(q)	“Competition Act Approval” means, in respect of the transactions contemplated by this Agreement, that:

(i)	the Commissioner shall have issued an Advance Ruling Certificate; or

(ii)	both (A) the applicable waiting period under subsection 123(1) of the Competition Act shall have expired or shall have been terminated under subsection 123(2) of the Competition Act, or the obligation to submit a notification under Part IX of the Competition Act shall have been waived pursuant to paragraph 113(c) of the Competition Act and, (B) unless such requirement is waived in writing by Purchaser in its sole discretion, the Commissioner shall have issued a No Action Letter;

(r)	“Confidentiality Agreement” means the confidentiality agreement dated May 1, 2026 between Waterous Energy Fund Management Corp. and Connacher;

(s)	“Connacher AFEs” means authorizations for expenditure, cash calls, operations notices, amounts budgeted pursuant to joint operating agreements, mail ballots and similar notices and calls for funds pertaining to any of the Connacher Assets;

(t)	“Connacher Assets” means all of the assets, properties, Permits, rights or other privileges (whether contractual or otherwise) of the Connacher Group and, for greater certainty, includes the Connacher Leases and the Connacher Interests;

(u)	“Connacher Board” means the board of directors of Connacher;

(v)	“Connacher Burgess Royalty” means the royalty agreement between Burgess Energy Holdings LLC and Connacher dated January 29, 2018, as amended from time to time;

(w)	“Connacher Capital Budget” means Connacher’s forecast for capital expenditures as disclosed in the Connacher Disclosure Letter;

(x)	“Connacher Closing Date Net Surplus” has the meaning given to such term in Section 3.11;

(y)	“Connacher Disclosure Letter” means the letter of Connacher addressed to Purchaser dated the date of this Agreement providing disclosure of certain information;

(z)	“Connacher Employee Plan” means all plans, programs, policies, or agreements with respect to Connacher Employees, former Connacher Group employees, current or former Connacher Group directors, or current or former Connacher Group independent contractors, in each case which a member of the Connacher Group is a party to or bound by or under which the Connacher Group has an obligation to contribute relating to retirement savings, pensions, bonuses, profit sharing, deferred compensation, incentive compensation, stock option, stock purchase, phantom stock, stock appreciation, restricted stock, change of control payments, transaction payments, retention payments, life or accident insurance, hospitalization, health, medical or dental treatment or expenses, employee assistance, training or apprenticeship benefits, disability benefits, unemployment insurance benefits, employee loans, vacation pay, paid time off, severance or termination pay, fringe benefit or other similar benefits;

(aa)	“Connacher Employees” means all current employees and officers of the Connacher Group;

(bb)	“Connacher Executive Employment Agreements” means the executive employment agreements between certain officers of the Connacher Group and Connacher, copies of which have been provided to Purchaser;

(cc)	“Connacher Financial Statements” means, collectively, the audited financial statements of Connacher as at and for the years ended 2024 and 2025, together with the notes thereto and the auditor’s report thereon and the unaudited financial statements of Connacher as at and for the three months ended March 31, 2026, together with the notes thereto;

(dd)	“Connacher Group” means, collectively, Connacher, Great Divide Midstream GP and Great Divide Midstream Limited Partnership;

(ee)	“Connacher Interests” means the rights of the Connacher Group in and to the Connacher Leases, any and all reservations, Permits, licenses, unit agreements, assignments, trust declarations, operating agreements, royalty agreements, gross overriding royalty agreements, agreements for the construction, ownership and operation of facilities, contract operating agreements, participation agreements, farm-in agreements, sale and purchase agreements, pooling agreements and any other documents and agreements granting, reserving or otherwise conferring rights to: (i) explore for, drill for, produce, take, use or market Petroleum Substances; (ii) share in the production of Petroleum Substances; (iii) share in the proceeds from, or measured or calculated by reference to the value or quantity of, Petroleum Substances which are produced; and (iv) acquire any of the rights described in items (i) to (iii) of this definition, together with all related tangibles and miscellaneous interests, including interests and rights known as working interests, leasehold interests, royalty interests, overriding royalty interests, gross overriding royalty interests, production payments, profits interests, net profits interests, revenue interests, net revenue interests, economic interests and fee simple interests, including fractional or undivided interests in any of the foregoing;

(ff)	“Connacher Leases” means the Connacher Group’s leases, Permits, concessions, concession agreements, contracts, subleases, reservations or other agreements, by virtue of which the Connacher Group is entitled to drill for, win, take, own or remove Petroleum Substances, or by virtue of which the holder thereof is deemed to be entitled to a share of Petroleum Substances removed from the lands, and includes, if applicable, all renewals and extensions of such documents and all documents issued in substitution therefor;

(gg)	“Connacher LTIP” means the 2026 employee long-term incentive plan of Connacher, a copy of which has been provided to Purchaser;

(hh)	“Connacher Net Surplus” means the net surplus of Connacher which includes, without duplication, any and all cash and cash equivalents (including any cash proceeds from the exercise of Connacher Options), accounts receivable (excluding any Tax Refunds), prepaid expenses, deposits, Tax Refunds, long-term debt (including under the Connacher Term Loan Agreement and the Connacher Revolving Credit Agreement), accounts payable (excluding any current Tax liabilities), product inventory and line-fill assets, current Tax liabilities, in each case inclusive of any and all accrued liabilities, calculated in accordance with IFRS, and, for greater certainty, including the Connacher Transaction Costs, calculated in accordance with the methodology and in the form disclosed in Schedule 1.1(hh) of the Connacher Disclosure Letter;

(ii)	“Connacher Net Surplus Price Decrease Amount” means if the Connacher Closing Date Net Surplus is less than the Connacher Net Surplus Target, then the difference of (i) the Connacher Net Surplus Target minus (ii) the Connacher Closing Date Net Surplus;

(jj)	“Connacher Net Surplus Price Increase Amount” means if the Connacher Closing Date Net Surplus is greater than the Connacher Net Surplus Target, then the difference of (i) the Connacher Closing Date Net Surplus minus (ii) the Connacher Net Surplus Target, provided that the Connacher Net Surplus Price Increase Amount shall not exceed $10,000,000 (and if the Connacher Net Surplus Price Increase Amount would otherwise exceed $10,000,000, Connacher shall make a dividend or other distribution to the Connacher Shareholders to reduce the Connacher Net Surplus Price Increase Amount to $10,000,000 or less);

(kk)	“Connacher Net Surplus Target” means $0.00;

(ll)	“Connacher Non-Completion Fee” has the meaning given to such term in Section 3.10(a);

(mm)	“Connacher Optionholder” means a holder of a Connacher Option;

(nn)	“Connacher Options” means outstanding options to purchase Connacher Shares granted pursuant to the Connacher Stock Option Plan;

(oo)	“Connacher Pipeline Financing Agreement” means the credit agreement dated as of August 4, 2023 between Great Divide Midstream Limited Partnership, as borrower, and [Redacted – Name], as lender;

(pp)	“Connacher Reserves Report” means the independent engineering evaluation of all of Connacher’s oil, natural gas liquids and natural gas interests prepared by GLJ effective December 31, 2025;

(qq)	“Connacher Revolving Credit Agreement” means the credit agreement dated as of December 22, 2025 among Connacher, as borrower, the lenders party thereto from time to time, and The Bank of Nova Scotia, as administrative agent, as further amended, supplemented, restated or amended and restated from time to time;

(rr)	“Connacher Risk Management Contracts” means the hedges, swaps or other financial instruments, fixed price contracts for physical delivery or like transactions of the Connacher Group;

(ss)	“Connacher Shareholders” means the holders from time to time of Connacher Shares;

(tt)	“Connacher Shares” means the Class A common shares in the capital of Connacher;

(uu)	“Connacher Stock Option Plan” means the stock option plan of Connacher effective as of October 1, 2020, as amended on May 16, 2022, a copy of which has been provided to Purchaser;

(vv)	“Connacher Surrender Agreements” means agreements, in form satisfactory to each of Connacher and Purchaser, acting reasonably, to be entered into between Connacher and the holders of Connacher Options whereby each holder of Connacher Options agrees to surrender such Connacher Options in accordance with Section 2.5;

(ww)	“Connacher Term Loan Agreement” means the second amended and restated credit agreement dated as of December 22, 2025 among Connacher, as borrower, the lenders party thereto from time to time, and Computershare Advantage Trust of Canada, as administrative agent and as collateral agent, as further amended, supplemented, restated or amended and restated from time to time;

(xx)	“Connacher Transaction Costs” means all costs and expenses incurred by Connacher in connection with the transactions contemplated by this Agreement paid or proposed to be made on or prior to the Closing Date, including all short term incentive bonus payments, payments in connection with the Connacher Stock Option Plan (including all payments paid to Connacher Optionholders pursuant to the Connacher Surrender Agreements), Connacher LTIP and the Connacher Transaction Incentive Program, any change of control, severance, separation or similar payments paid to officers of the Connacher Group, “run off” directors’ and officers’ liability insurance costs, legal, accounting, audit, engineering, financial advisory, printing fees, fees to obtain required regulatory approvals and consents and all other administrative or professional fees, costs and expenses of Third Parties incurred by Connacher, all of which costs and expenses are disclosed in the Connacher Disclosure Letter;

(yy)	“Connacher Transaction Incentive Program” means the transaction incentive program of Connacher effective for the 2026 calendar year, adopted by the Connacher Board on May 13, 2026, a copy of which has been provided to Purchaser;

(zz)	“Data Room” means the virtual data room hosted by Firmex and maintained by TPH&Co on behalf of Connacher for the disclosure of various materials and information of Connacher;

(aaa)	“Debt Financing” means the provision of funds as set forth in the Debt Financing Letters;

(bbb)	“Debt Financing Commitment Letter” means the commitment letter dated as of July 13, 2026 among Purchaser, Bank of Montreal, BMO Capital Markets, National Bank of Canada and National Bank of Canada Capital Markets, as amended, modified, supplemented or replaced from time to time, pursuant to which certain of the Financing Sources have agreed, subject to the terms and conditions set forth therein, to provide debt financing for the purposes of, among other things, financing the Purchase Price;

(ccc)	“Debt Financing Fee Letters” means any fee letters executed by Purchaser in relation to the Debt Financing, in each case, as amended, modified, supplemented or replaced from time to time;

(ddd)	“Debt Financing Letters” means, collectively, (i) the Debt Financing Commitment Letter, and (ii) the Debt Financing Fee Letters, in each case, including all exhibits, schedules, annexes and amendments thereto;

(eee)	“Disclosing Party” has the meaning given to such term in Section 4.4(a);

(fff)	“Drag-Along Notice” means the irrevocable written notice delivered, or caused to be delivered, by the Supporting Connacher Shareholders, as Majority Holders, to all other Connacher Shareholders (with a copy to Connacher) pursuant to Section 6.1 of the Shareholder Agreement expressly invoking the drag-along rights and shareholder obligations set out in Article 6 thereof;

(ggg)	“Environment” means the natural environment (including soil, land surface or subsurface strata), surface waters, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, and any other environmental medium or natural resource and all sewer systems; and “Environmental” means pertaining to the Environment;

(hhh)	“Environmental Laws” means, with respect to any person or its business, activities, property, assets or undertaking, all Applicable Laws relating to the Environment in the jurisdictions applicable to such person or its business, activities, property, assets or undertaking, including legislation governing abandonment and reclamation obligations, and the use, storage, treatment and release of Hazardous Substances;

(iii)	“Exemption Evidence” has the meaning given to such term in Section 2.10(a)(ii);

(jjj)	“Expiry Time” has the meaning given to such term in Section 2.1(a)(iv);

(kkk)	“Financing” means any financing and funds obtained or intended to be obtained by Purchaser or, following the Closing Date, the Connacher Group, including through prepayment agreements, an offering, the issuance or sale of any commercial paper, debt, equity or equity-linked securities in the capital markets or term or other loans, or any combination thereof, in each case (i) to fund all or any portion of the Purchase Price, including under the Debt Financing, (ii) to refinance, redeem, repurchase or repay any existing indebtedness of the Connacher Group or (iii) otherwise in connection with the Offer or the transactions contemplated hereby, including any financing transactions that are negotiated, arranged or documented following the date hereof and consummated at or after Closing Date

(lll)	“Financing Source Parties” means the Financing Sources and each of their respective affiliates and their and their respective affiliates’ respective current, former and future direct or indirect equity holders, controlling persons, shareholders, agents, affiliates, members, managers, general or limited partners, assignees, directors, officers, advisors, agents and employees;

(mmm)	“Financing Source Provisions” means, collectively, Section 3.8 (Purchaser Financing and Financing Assistance), Section 7.1 (Amendment), Section 7.2 (Waiver), Section 10.7 (Third Party Beneficiaries) and Section 10.8 (Liability of Financing Source Parties);

(nnn)	“Financing Sources” means the agents, arrangers, lenders, underwriters and other Persons that have committed or been engaged to provide or arrange, or otherwise entered into agreements in connection with all or any part of, a Financing, including the parties to the Debt Financing Letters, any joinder or counterpart agreements, or credit agreements entered into in connection therewith, together with their respective successors and assigns;

(ooo)	“Fraud” means an act committed by a Party, with the intent to deceive the other Party, and requires:(i) such Party to have made an inaccurate representation or warranty in this Agreement, any ancillary agreement hereto or any certificate delivered pursuant to this Agreement; (ii) with actual knowledge that such representation or warranty is inaccurate; (iii) with an intention to induce the other Party to whom such representation or warranty is made to act or refrain from acting in reliance upon it; (iv) causing the other Party, in justifiable reliance upon such inaccurate representation or warranty, to take or refrain from taking action; and (v) causing such other Party to suffer damages as a result of such inaccuracy. For the avoidance of doubt, “Fraud” shall not include any claim for equitable fraud, constructive fraud, promissory fraud, unfair dealings fraud, fraud by reckless or negligent misrepresentation or any tort based on negligence or recklessness. For purposes of determining whether Fraud exists with respect to this Agreement, the Parties acknowledge and agree that the Parties have justifiably and reasonably relied on the representations and warranties set forth in Section 4.1 and Section 4.2, as applicable, any ancillary agreement hereto and any certificate delivered pursuant to this Agreement as a material inducement to agreeing to the terms of this Agreement and consummating the transactions contemplated hereby;

(ppp)	“GLJ” means GLJ Ltd., independent qualified reserves evaluator, Calgary, Alberta;

(qqq)	“Governmental Authority” means: (i) any international, multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (ii) any subdivision, agency, agent or authority of any of the foregoing; or (iii) any quasi-governmental or private body, including any tribunal, commission, regulatory agency, stock exchange (including the Stock Exchanges) or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(rrr)	“Great Divide Midstream GP” means Great Divide Midstream GP Inc., a corporation existing under the laws of the Province of Alberta;

(sss)	“Great Divide Midstream Limited Partnership” means Great Divide Midstream Limited Partnership, a limited partnership formed under the laws of the Province of Alberta on July 31, 2023;

(ttt)	“Hazardous Substances” means any element, waste or other substance whether natural or artificial and whether consisting of gas, liquid, solid or vapour that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any Environmental Laws, and specifically includes Petroleum Substances and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos containing materials or any substance which is deemed under Environmental Laws to be deleterious to the Environment or worker or public health or safety;

(uuu)	“HSR Act” means United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder;

(vvv)	“IFRS” means Canadian generally accepted accounting principles for publicly accountable enterprises, being International Financial Reporting Standards as adopted by the Canadian Accounting Standards Board;

(www)	“Initial Expiry Time” has the meaning given to such term in Section 2.1(a)(iv);

(xxx)	“Letter of Transmittal” means the form of letter of acceptance and transmittal related to the Offer, in form satisfactory to each of Connacher and Purchaser, acting reasonably;

(yyy)	“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, reductions in interest, demands, royalties, penalties, production payments, encumbrances and adverse rights or Claims, other third person interests or encumbrances of any kind, whether contingent or absolute, and any agreement, options, rights or privileges (whether by Applicable Law, contract or otherwise) capable of becoming any of the foregoing;

(zzz)	“Material Adverse Change” or “Material Adverse Effect” means, with respect to a Party, any effect, change, event, development, circumstance or occurrence that, individually or in the aggregate with other such effects, changes, events, developments, circumstances or occurrences is, or would reasonably be expected to be, material and adverse to the condition (financial or otherwise), business, operations, results of operations, assets, liabilities (contingent or otherwise), properties or capitalization of such Party, other than any effect, change, event or development resulting from:

(i)	general economic, business, banking, regulatory, currency exchange, interest rate, rates of inflation or market conditions or in national or global financial, credit or capital markets in Canada or elsewhere;

(ii)	any change, development or condition generally affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to such Party;

(iii)	any change, development or condition resulting from any act of terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of terrorism, hostilities or war;

(iv)	any change to any existing, or the imposition of any new, import or export restriction, prohibition, tariff, duty, charge or Tax imposed by:

(A)	the federal or a state or other government of the United States of America on goods (including Petroleum Substances) imported from or exported to Canada or any other country; or

(B)	the federal or a provincial or other government of Canada on goods (including Petroleum Substances) imported from or exported to the United States of America or any other country;

(v)	any decline in Petroleum Substance prices on a current or forward basis;

(vi)	changes in Applicable Laws (including Tax laws);

(vii)	any changes in IFRS or regulatory accounting requirements, or the interpretation, application or non-application thereof by any Governmental Authority, or changes in regulatory accounting requirements applicable to the oil and gas exploration, exploitation, development and production businesses as a whole;

(viii)	any acts of God, riots, terrorism, sabotage, natural disasters, epidemics, pandemics, disease outbreaks, other health crisis or public health event, change in global, national or regional political conditions, civil unrest, or disturbances or similar event or escalation or worsening thereof;

(ix)	any matter which has, at or prior to the date hereof, been publicly disclosed by Purchaser or has been disclosed in writing by Connacher to Purchaser in the Connacher Disclosure Letter (but only to the extent the relevance of such disclosure to the applicable representation, warranty, covenant or condition is reasonably apparent);

(x)	the announcement of the execution of this Agreement or the transactions contemplated hereby, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Party with any Governmental Authority or any of its current or prospective employees, customers, securityholders, financing sources, vendors, distributors, suppliers, counterparties, partners, licensors or lessors;

(xi)	the failure of such Party to meet any internal or published projections, forecasts or estimates of revenues, earnings, cash flow or production of Petroleum Substances (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred);

(xii)	any changes in the trading price or trading volumes of the securities of such Party; or

(xiii)	any changes or effects arising from matters permitted or contemplated by this Agreement or consented to or approved in writing by the other Party;

provided, however, that: (A) in the case of (i) through (viii), such change or effect relating to or resulting from the foregoing does not disproportionately affect a Party compared to other entities of similar size operating in the oil and gas exploration, exploitation, development and production industry in Western Canada, in which case the relevant exclusion from this definition of Material Adverse Change or Material Adverse Effect referred to above shall not be applicable; and (B) references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a Material Adverse Effect has occurred;

(aaaa)	“material contracts” has the meaning given to such term in Section 4.2(dd);

(bbbb)	“misrepresentation” has the meaning ascribed thereto under the Securities Act;

(cccc)	“Money Laundering Laws” has the meaning given to such term in Section 4.2(eee);

(dddd)	“Mutual Releases” has the meaning given to such term in Section 2.6(b);

(eeee)	“No Action Letter” means confirmation in writing by the Commissioner indicating that the Commissioner does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement;

(ffff)	“Non-Resident Escrow Agreement” has the meaning given to such term in Section 2.10(a)(iii);

(gggg)	“Non-Resident Shareholder” has the meaning given to such term in Section 2.10(a)(iv);

(hhhh)	“Offer” means the offer to purchase all of the Connacher Shares (including any Connacher Shares issuable pursuant to the exercise of Connacher Options) which offer shall be made at the Purchase Price to the Connacher Shareholders substantially in the form attached hereto as Schedule “A” and otherwise in accordance with Section 2.1;

(iiii)	“Outside Date” means October 31, 2026, subject to the right of Purchaser to postpone the Outside Date by successive one month periods up to an aggregate of three months if the condition in either of Section 5.2(g) or Section 5.2(h) has not been satisfied, by giving written notice to Connacher to such effect no later than 5:00 p.m. (Calgary time) on the date that is not less than five days prior to the original Outside Date (and any subsequent Outside Date), or such later date as may be agreed to in writing by the Parties, provided that, notwithstanding the foregoing, Purchaser shall not be permitted to postpone the Outside Date if the failure for either of such conditions to be satisfied is primarily the result of Purchaser’s failure to comply with its covenants herein;

(jjjj)	“Parties” means Purchaser and Connacher and “Party” means either one of them;

(kkkk)	“Permit” means any license, permit, certificate, franchise, consent, order, grant, easement, covenant, approval, classification, registration or other authorization of and from any person, including any Governmental Authority;

(llll)	“Permitted Liens” means:

(i)	the Connacher Burgess Royalty;

(ii)	Liens disclosed in Schedule 1.1(llll) of the Connacher Disclosure Letter;

(iii)	contracts for the purchase, processing, transportation, storage or operations in respect of the Connacher Assets that are terminable (without penalty) on 31 days’ notice or less;

(iv)	easements, rights of way, servitudes and similar rights in land, including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables, in existence on the date of this Agreement;

(v)	the right reserved to or vested in any Governmental Authority by the terms of any lease, or Permit forming part of the Connacher Assets, or by any statutory provision, to terminate any lease, Permit, or to require annual or other periodic payments as a condition of the continuance of them;

(vi)	the right of general application reserved to or vested in any Governmental Authority to levy Taxes on Petroleum Substances or the revenue from them, and governmental restrictions on production rates or on the operation of any property or otherwise affecting the value of any property;

(vii)	rights reserved to or vested in any Governmental Authority to control or regulate the Connacher Assets in any manner;

(viii)	Liens for Taxes, assessments or governmental charges which are not due or the validity of which is being diligently contested in good faith by Connacher;

(ix)	the right reserved or vested in any person to create or incur a Lien that is a mechanics’ lien, builders’ lien or materialmen’s lien in respect of services rendered or goods supplied but only to the extent such Lien relates to goods or services for which payment is not due or the validity of which is being diligently contested in good faith by Connacher;

(x)	undetermined or inchoate Liens incurred or created as security in favor of any Person with respect to the development or operation of any part of the Connacher Assets, in respect of which payment is not due or the validity of which is being diligently contested in good faith by Connacher;

(xi)	the reservations, limitations, provisos and conditions in any original grant from the Crown of any of the lands forming part of the Connacher Leases or interests in them, and statutory exceptions to title;

(xii)	with respect to any interest in real property, (A) any conditions, rights, reservations, exceptions or restrictions relating to real property that are (I) disclosed on any certificate of title or similar instrument that has been disclosed to Purchaser, (II) contained in the deed or instrument conveying, leasing or licensing such real property, or (III) are otherwise of public record maintained by any Governmental Authority, (B) any conditions that may be shown by a current survey or physical inspection, (C) Liens imposed by Applicable Law, and (D) zoning, building, subdivision and other similar requirements and restrictions and all rights of any Governmental Authority to regulate real property and its use;

(xiii)	the terms and conditions of the Connacher Interests and Connacher Leases, provided that any Liens constituting reductions in interest, royalties, penalties, production payments or similar burdens upon the Connacher Interests shall not be Permitted Liens unless they satisfy another paragraph of this Section 1.1(llll), but excluding any Liens resulting from a failure to comply with any pre-emptive or preferential rights, consents or rights on transfer or change of control, or rights of first refusal or other restrictions on transfer or change of control arising under any Connacher Interests or Connacher Leases that are triggered by this Agreement or the Transaction;

(xiv)	Liens incurred, created or granted in connection with the Connacher Term Loan Agreement, the Connacher Revolving Credit Agreement or the Connacher Pipeline Financing Agreement; and

(xv)	Liens incurred, created or granted in the ordinary course of business to a public utility, municipality or Governmental Authority in connection with operations conducted with respect to the Connacher Assets, but only to the extent those liens relate to costs and expenses for which payment is not due;

(mmmm)	“person” or “Person” includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, corporation, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Authority) or any other entity, whether or not having legal status;

(nnnn)	“Petroleum Substances” means any crude oil, crude bitumen and products derived therefrom, synthetic crude oil, petroleum, natural gas, natural gas liquids and any and all other substances produced in association with and related to any of the foregoing, whether liquid, solid or gaseous and whether hydrocarbons or not, including sulphur;

(oooo)	“Pre-Closing Tax Period” means any taxable period that begins before and ends on or before the Closing Date and, in the case of a Straddle Period, the portion of the Straddle Period up to but not including the Closing Date;

(pppp)	“Project Assurances Agreement” means the project assurances agreement dated as of August 4, 2023 among Great Divide Midstream Limited Partnership, Great Divide Midstream GP, Connacher, and [Redacted – Name], providing assurances in connection with the Connacher Pipeline Financing Agreement;

(qqqq)	“Purchase Price” means the total consideration payable by Purchaser to the Connacher Shareholders in cash consisting of an aggregate of $1,290,000,000.00, plus the Connacher Net Surplus Price Increase Amount or minus the Connacher Net Surplus Price Decrease Amount, as applicable;

(rrrr)	“Purchaser Non-Completion Fee” has the meaning given to such term in Section 3.9(a);

(ssss)	“Qualified Option” has the meaning given to such term in Section 2.5(d);

(tttt)	“Recipient” has the meaning given to such term in Section 4.4(a);

(uuuu)	“Relevant Amount” has the meaning given to such term in Section 2.10(a)(v);

(vvvv)	“Remittance Date” has the meaning given to such term in Section 2.10(a)(vi);

(wwww)	“Representatives” means, with respect to a Party, the officers, directors, advisors, employees, representatives and agents of such Party;

(xxxx)	“Returns” shall mean all reports, filings, notices, schedules, estimates, elections, designations, forms, declarations of estimated Tax, information statements and returns including any amendments, attachments or appendices and exhibits thereto, made, prepared or filed or required to be filed with a Governmental Authority in connection with, any Taxes, including any and all amendments, attachments or supplements thereto and whether in paper or electronic form;

(yyyy)	“Sanctions” has the meaning given to such term in Section 4.2(ggg);

(zzzz)	“Section 116 Certificate” has the meaning given to such term in Section 2.10(a)(vii);

(aaaaa)	“Securities Act” means the Securities Act (Alberta);

(bbbbb)	“Shareholder Agreement” means the unanimous shareholder agreement of Connacher dated as of September 30, 2019, as amended, restated, modified and supplemented from time to time;

(ccccc)	“Stock Exchanges” means, collectively, the Toronto Stock Exchange and the New York Stock Exchange;

(ddddd)	“Straddle Period” means any taxable period beginning before and ending on or after the Closing Date;

(eeeee)	“subsidiary” means, with respect to a specified entity, any:

(i)	corporation or body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified entity or indirectly by or for the benefit of such specified entity;

(ii)	entity which is not a corporation or body corporate, of which more than 50% of the voting or equity interests of such entity (including, for a partnership other than a limited partnership, the voting or equity interests in such partnership) are owned, directly or indirectly, by such specified entity or indirectly by or for the benefit of such specified entity and, in the case of a limited partnership, of which such specified entity, or a subsidiary of such specified entity, is a general partner; or

(iii)	issuer that would constitute a subsidiary as defined in the Securities Act;

(fffff)	“Support Agreements” means the support agreements entered into in connection with the execution of this Agreement between the Supporting Connacher Shareholders and Purchaser, pursuant to which each Supporting Connacher Shareholder has agreed, among other things, to (i) deposit under the Offer all such Connacher Shares beneficially owned or controlled by such Supporting Connacher Shareholder, directly or indirectly, and (ii) as Majority Holders under the Shareholder Agreement, determine to consummate the transactions contemplated hereby as a Corporate Sale Transaction under the Shareholder Agreement and deliver the Drag-Along Notice to all other Connacher Shareholders in accordance with Section 6.1 of the Shareholder Agreement;

(ggggg)	“Supporting Connacher Shareholders” means [Redacted – Names];

(hhhhh)	“Tax” or “Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Authority, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, escheat, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, use, goods and services, harmonized sales, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party;

(iiiii)	“Tax Act” means the Income Tax Act (Canada), including the regulations promulgated thereunder;

(jjjjj)	“Tax Escrow Agent” has the meaning given to such term in Section 2.10(a)(viii);

(kkkkk)	“Tax Refunds” means all refunds or rebates of Taxes paid or deemed to have been paid or credited that have accrued or are otherwise due to and receivable by Connacher, including any refund of Taxes paid or deemed to have been paid on account of any federal or provincial refundable investment tax credits or other Tax credits for a Pre-Closing Tax Period;

(lllll)	“Terminating Party” has the meaning given to such term in Section 5.4(b);

(mmmmm)	“Termination Notice” has the meaning given to such term in Section 5.4(b);

(nnnnn)	“Third Party” means any Person other than the Parties and their respective Representatives;

(ooooo)	“Third Party Beneficiaries” has the meaning given to such term in Section 10.7(a);

(ppppp)	“Transaction” means, collectively, the acquisition by Purchaser of all of the Connacher Shares in exchange for payment of the Purchase Price as contemplated by and pursuant to the Offer and upon the terms and conditions set forth in this Agreement and all transactions in furtherance thereof as contemplated by this Agreement;

(qqqqq)	“Transferred Information” has the meaning given to such term in Section 4.4(a);

(rrrrr)	“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia; and

(sssss)	“Wilful Breach” means a material breach of this Agreement that is the consequence of an act or omission undertaken by the breaching Party with actual knowledge that such act or omission would, or would reasonably be expected to, cause a material breach of this Agreement.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular article, section, schedule or other portion hereof and include any agreement or instrument supplementary or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.

1.3	Number, etc.

Words importing the singular number include the plural and vice versa and words importing the use of any gender include all genders.

1.4	Date for Any Action

If any date on which any action is required to be taken hereunder by either of the Parties is not a Business Day, such action is required to be taken on the next succeeding day, which is a Business Day.

1.5	Entire Agreement

This Agreement, the Connacher Disclosure Letter and the Confidentiality Agreement, together with the agreements and documents herein and therein referred to, constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof.

1.6	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada.

1.7	Accounting Matters

Unless otherwise stated, wherever in this Agreement reference is made to a calculation to be made or an action to be taken in accordance with IFRS, such reference will be deemed to be to the IFRS, as applicable, from time to time approved by the Canadian Accounting Standards Board or any successor institute, and applicable as at the date on which such calculation or action is made or taken or required to be made or taken.

1.8	Disclosure in Writing

Reference to “disclosure in writing” or similar references herein shall mean actually disclosed in writing by Connacher to Purchaser in the Connacher Disclosure Letter or in the Data Room.

1.9	References to Legislation

References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.10	Enforceability

All representations, warranties, covenants and opinions in or contemplated by this Agreement as to the enforceability of any covenant, agreement or document are subject to enforceability being limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally, and the discretionary nature of certain remedies (including specific performance and injunctive relief and general principles of equity).

1.11	Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of a Party, it refers to the actual knowledge of the executive officers of such Party, after reasonable inquiry in the circumstances. For purposes of this Section 1.11, “executive officers” in the case of Purchaser means Purchaser’s President and Vice President, Finance, and in the case of Connacher means Connacher’s Chief Executive Officer, Chief Financial Officer, Vice President, Legal, General Counsel and Corporate Secretary, Vice President, Subsurface and Vice President, Marketing.

1.12	Interpretation Not Affected by Party Drafting

The Parties acknowledge that their respective legal counsel have reviewed and participated in negotiating, drafting and settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.13	Schedules

The following Schedules attached hereto are incorporated into and form an integral part of this Agreement:

Schedule “A” – Offer to Purchase

Schedule “B” – Non-Resident Escrow Agreements

Article 2
OFFER, PURCHASE AND SALE

2.1	Offer to Connacher Shareholders

(a)	Purchaser confirms that, as soon as is reasonably practicable following the execution of this Agreement, and in any event by 4:00 p.m. on the third Business Day following its execution, Purchaser will make the Offer to the Connacher Shareholders for the Connacher Shares and in connection with the foregoing:

(i)	The Offer will be made for cash consideration in the aggregate amount of the Purchase Price.

(ii)	Purchaser will deliver the Offer and the Letter of Transmittal in accordance with the terms of this Agreement to each registered Connacher Shareholder.

(iii)	The terms of the Offer, including any amendments thereto, or extensions thereof, shall be made in accordance with the terms of this Agreement, including removing or waiving any condition or extending the date by which Connacher Shares may be deposited.

(iv)	The Offer will be made in accordance with the terms of this Agreement and shall expire no earlier than 5:00 p.m. (Calgary time) on the date that is 21 days following the delivery of the Offer and the Letter of Transmittal to the Connacher Shareholders (the “Initial Expiry Time”), subject to the right of either Party to extend the period during which Connacher Shares may be deposited under the Offer if the conditions set forth in Sections 5.2(a), 5.2(f) or 5.2(h) are not satisfied at the Initial Expiry Time (the Initial Expiry Time, as it may be changed as a result of any such extension, is referred to as the “Expiry Time”) and in any other case may be extended by a Party only with the written consent of the other Party; provided that in no event shall the Expiry Time occur after the Outside Date. Purchaser shall use all commercially reasonable efforts to consummate the Offer, subject to the terms and conditions in this Agreement and the Offer and subject to no other conditions.

(v)	Upon all of the conditions of the Offer and the transactions contemplated by this Agreement having been satisfied or waived (to the extent permitted under this Agreement), Purchaser will, promptly, and in any event within three (3) Business Days following the Expiry Time, take up and pay for the Connacher Shares deposited under the Offer in accordance with the terms of the Offer and this Agreement.

(vi)	Purchaser shall not amend any term or condition of the Offer except with the prior consent of Connacher (such consent not to be unreasonably withheld), provided that Purchaser may, without Connacher’s consent, extend the Offer in accordance with this Agreement, waive any condition in favour of Purchaser or make any amendment required by Applicable Laws.

(b)	Notwithstanding anything to the contrary in this Agreement, Purchaser may acquire the Connacher Shares pursuant to the Offer through a wholly-owned subsidiary, and Purchaser shall cause such subsidiary to perform its obligations under this Agreement.

2.2	Connacher Board Recommendation

Connacher confirms that the Connacher Board has unanimously determined that the Offer is in the best interests of Connacher and is fair to the Connacher Shareholders and has unanimously approved the entering into of this Agreement and the transactions contemplated hereby and has unanimously resolved to recommend the Connacher Shareholders deposit all of their Connacher Shares pursuant to the Offer.

2.3	Closing

The Closing of the Transaction will take place by electronic means on the Closing Date.

2.4	Public Communications

Each Party shall receive the prior consent, not to be unreasonably withheld, of the other Party prior to issuing or permitting any director, officer, employee or agent to issue, any press release or other written statement with respect to this Agreement or the transactions contemplated hereby; provided that neither Party shall be prevented from issuing any press releases or other written statement without the prior consent of the other Party so long as such disclosure is consistent, in all material respects, with the most recently consented to disclosure. Notwithstanding the foregoing, if either Party is required by Applicable Law to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that Party will use commercially reasonable efforts to consult with the other Party and their legal counsel and give reasonable consideration to such other Party’s or their legal counsel’s comments as to the wording of such disclosure prior to its being made.

2.5	Treatment of Connacher Options

(a)	Schedule 2.5 of the Connacher Disclosure Letter provides a complete and accurate list, as at the date hereof, of each Connacher Optionholder, and with respect to each such Connacher Optionholder’s Connacher Options:

(i)	the date of expiry;

(ii)	the exercise price per Connacher Share;

(iii)	each Connacher Share subject to a Connacher Option that is a “non-qualified security” within the meaning of section 110 of the Tax Act;

(iv)	the capacity in which such Connacher Option was granted to such Connacher Optionholder (employee, officer, director or independent contractor); and

(v)	such Connacher Optionholder’s jurisdiction of employment or engagement.

(b)	The Connacher Board shall approve, and Connacher shall enter into with all holders of Connacher Options, Connacher Surrender Agreements providing for the surrender of all outstanding Connacher Options for cash equal to the Purchase Price calculated on a per Connacher Share basis less the applicable exercise price of each Connacher Option, such Connacher Surrender Agreements to be effective immediately prior to Closing and conditional upon the subsequent consummation of the Transaction.

(c)	Payment to a Connacher Optionholder upon the surrender of Connacher Options shall be made by Connacher immediately prior to Closing and shall be paid net of any applicable withholding Tax requirements and any such withholdings or deductions required by Applicable Laws and administrative policy of any Governmental Authority.

(d)	With respect to each Connacher Optionholder, to the extent the deduction provided by paragraph 110(1)(d) of the Tax Act is applicable upon the surrender of such Connacher Options (after giving effect to the election under subsection 110(1.1) of the Tax Act as provided herein) (each such Connacher Option, a “Qualified Option”), no deduction will be claimed by Connacher or any Person not dealing at arm’s length with Connacher in respect of any amounts payable to such Connacher Optionholder with respect to such Qualified Options pursuant to this Agreement or the Connacher Surrender Agreements, and Connacher will, and Purchaser will cause Connacher to, elect in the prescribed form, and do all such things as required to make the election under subsection 110(1.1) of the Tax Act that neither Connacher, nor any person who does not deal at arm’s length with Connacher, will deduct, in computing income for the purposes of the Tax Act, any amount in respect of any such consideration payable to such Connacher Optionholder with respect to such Connacher Optionholder’s Qualified Options as contemplated by this Agreement and the Connacher Surrender Agreements. Connacher will, and Purchaser will cause Connacher to, provide such holders with evidence in writing of such election under subsection 110(1.1) of the Tax Act.

2.6	Employees, Contractors and Directors

(a)	From and after Closing, Purchaser shall honour and perform, or cause Connacher to perform, all obligations of the Connacher Group under the Connacher Executive Employment Agreements, or other agreements with the Connacher Employees or former employees of the Connacher Group, provided that this Section 2.6(a) shall not give any Connacher Employee any right to continued employment or impair in any way the rights of Purchaser or the Connacher Group to terminate the employment of any Connacher Employees.

(b)	Prior to Closing, Connacher shall use commercially reasonable efforts to assist Purchaser in obtaining the resignations and mutual releases (in a form satisfactory to Purchaser, acting reasonably) of all of the directors and officers of the Connacher Group (the “Mutual Releases”), which Mutual Releases shall contain exceptions for amounts or obligations owing to such individuals for payments due pursuant to the transactions contemplated by this Agreement as a Connacher Shareholder or pursuant to an indemnity under Applicable Laws, the provisions of any constating documents of the Connacher Group, contract or directors’ and officers’ insurance arrangements, and causing them to be replaced by Persons nominated by Purchaser effective as of Closing.

2.7	Indemnities and Directors’ and Officers’ Insurance

(a)	Purchaser agrees that Purchaser, Connacher and its successors shall fulfill its obligations pursuant to indemnities provided or available to past and present officers and directors of the Connacher Group pursuant to the provisions of the constating documents of the applicable member of the Connacher Group, Applicable Laws and any written indemnity agreements which have been entered into between Connacher and its officers and directors effective on or prior to the date hereof, and Purchaser covenants to not take any action, or permit or allow any action to be taken, to terminate or adversely affect such indemnification obligations of Connacher or its successors.

(b)	Prior to the Closing Date, Connacher shall be entitled to secure “run off” directors’ and officers’ liability insurance for its officers and directors covering Claims made prior to or within six (6) years after the Closing Date and Purchaser agrees to not take or permit any action to be taken by or on behalf of Connacher to terminate or adversely affect such directors’ and officers’ insurance.

(c)	In the event that Purchaser or any of its successors or assigns shall (i) consolidate with or merge or amalgamate into any other Person and shall not be the continuing or surviving company or entity of such consolidation, merger or amalgamation or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, Purchaser shall cause proper provision to be made so that the successor and assign of Purchaser or the transferee of all or substantially all of its properties and assets, as the case may be, assumes the obligations set forth in this Section 2.7.

2.8	Support Agreements

Connacher has, concurrent with the signing of this Agreement, delivered to Purchaser the Support Agreements which have been executed by the Supporting Connacher Shareholders holding or exercising control or direction over 7,619,365 Connacher Shares representing approximately 73.6% of the issued and outstanding Connacher Shares.

2.9	Tax Withholdings

Subject to Section 2.10, Purchaser shall be entitled to deduct and withhold from any consideration otherwise payable to any Connacher Shareholder under the Offer such amounts as Purchaser is required to deduct and withhold on account of Taxes from such consideration in accordance with Applicable Laws. Any such amounts will be deducted and withheld from the consideration payable pursuant to the Offer and shall be treated for all purposes as having been paid to the Connacher Shareholder in respect of which such deduction and withholding was made, provided that such amounts deducted or withheld are actually remitted to the appropriate Governmental Authority.

2.10	Non-Resident Withholding and Escrow Agreement

(a)	For the purposes of this Section 2.10, the following words have the meanings set forth below:

(i)	“Certificate Limit” means in respect of (A) a Section 116 Certificate issued under subsection 116(2) of the Tax Act, the certificate limit (as that term is used in subsection 116(2) of the Tax Act) set forth in a Section 116 Certificate issued in respect of a disposition of Connacher Shares, and (B) a Section 116 Certificate issued under subsection 116(4) of the Tax Act, the proceeds of disposition set forth in a Section 116 Certificate issued in respect of a disposition of Connacher Shares;

(ii)	“Exemption Evidence” means, collectively: (A) evidence issued by the Canada Revenue Agency or Minister of National Revenue in a form satisfactory to Purchaser, acting reasonably, that Connacher Shares beneficially owned by a Non-Resident Shareholder (either directly or, where the Non-Resident Shareholder is a partnership, indirectly by any partner of the Non-Resident Shareholder that is a non-resident of Canada for purposes of the Tax Act), are “treaty-protected property” (for the purposes of the Tax Act) to such Non-Resident Shareholder on the basis that such Non-Resident Shareholder is an exempt organization for purposes of paragraph 1 of Article XXI of the Canada – United States Tax Convention, 1980, and (B) a duly executed Canada Revenue Agency Form T2062C “Notification of an acquisition of treaty-protected property from a non-resident vendor” delivered to Purchaser at least three (3) Business Days prior to Closing;

(iii)	“Non-Resident Escrow Agreement” means an escrow agreement, substantially in one of the forms attached as Schedule “B” to be entered into among Purchaser, the Tax Escrow Agent and the applicable Non-Resident Shareholder to provide for the escrow of the Relevant Amount;

(iv)	“Non-Resident Shareholder” means a Connacher Shareholder that is: (i) a person who is a non-resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a “Canadian partnership” for the purposes of the Tax Act;

(v)	“Relevant Amount” for a particular Non-Resident Shareholder means:

(A)	where no Section 116 Certificate or Exemption Evidence has been provided to Purchaser and Connacher by such Non-Resident Shareholder at least three (3) Business Days prior to Closing, 25% of the aggregate Purchase Price payable to such Non-Resident Shareholder or, where the Non-Resident Shareholder is a partnership, the total of all portions of the aggregate Purchase Price that is allocable to a partner of such Non-Resident Shareholder that is a non-resident of Canada for the purposes of the Tax Act; and

(B)	where a Section 116 Certificate has been provided to Purchaser and Connacher by such Non-Resident Shareholder at least three (3) Business Days prior to Closing, 25% of the amount by which the aggregate Purchase Price payable to such Non-Resident Shareholder exceeds the Certificate Limit under the Section 116 Certificate, or, where the Non-Resident Shareholder is a partnership, the total of all portions of such excess amount that is allocable to a partner of such Non-Resident Shareholder that is a non-resident of Canada for the purposes of the Tax Act;

(vi)	“Remittance Date” means 1:00 p.m. (Calgary time) on the 27th day after the end of the calendar month in which the Closing Date occurs;

(vii)	“Section 116 Certificate” means any certificate or certificates issued by the Canada Revenue Agency pursuant to (A) subsection 116(2) of the Tax Act, or (B) subsection 116(4) of the Tax Act, in respect of the disposition of Connacher Shares by a Non-Resident Shareholder; and

(viii)	“Tax Escrow Agent” means the escrow agent appointed under the Non-Resident Escrow Agreement.

(b)	With respect to each Non-Resident Shareholder, Purchaser shall, unless such Non-Resident Shareholder has provided to Purchaser and Connacher at least three (3) Business Days prior to Closing (I) a Section 116 Certificate with a Certificate Limit that is greater than or equal to the aggregate Purchase Price payable to such Non-Resident Shareholder, or (II) Exemption Evidence, enter into a Non-Resident Escrow Agreement with such Non-Resident Shareholder and the Tax Escrow Agent on or prior to Closing, and Purchaser shall:

(i)	withhold from the Purchase Price otherwise deliverable to the Non-Resident Shareholder the Relevant Amount; and

(ii)	remit the Relevant Amount to the Tax Escrow Agent in accordance with the provisions of the Non-Resident Escrow Agreement.

(c)	Where a Non-Resident Shareholder has delivered Exemption Evidence in accordance with Section 2.10(b), Purchaser will not deduct or withhold any amount under section 116 of the Tax Act from (i) the aggregate Purchase Price otherwise payable to such Non-Resident Shareholder, or (ii) where such Non-Resident Shareholder is a partnership, such portion of the aggregate Purchase Price otherwise payable to such Non-Resident Shareholder that is allocable to each partner of such Non-Resident Shareholder that is a non-resident of Canada for the purposes of the Tax Act.

(d)	For greater certainty, Purchaser agrees that it will enter into a Non-Resident Escrow Agreement with any Non-Resident Shareholder that has not provided to Purchaser, at least three (3) Business Days prior to Closing:

(i)	a Section 116 Certificate with a Certificate Limit that is greater than or equal to (I) the aggregate Purchase Price payable to such Non-Resident Shareholder, or (II) where such Non-Resident Shareholder is a partnership, the total of all portions of the aggregate Purchase Price payable to such Non-Resident Shareholder each of which is allocable to a partner of such Non-Resident Shareholder that is a non-resident of Canada for the purposes of the Tax Act, or

(ii)	Exemption Evidence in accordance with Section 2.10(b).

(e)	If a Section 116 Certificate is issued and delivered to the Purchaser, Connacher and the Tax Escrow Agent on or before the Remittance Date and the Certificate Limit fixed on such Section 116 Certificate is less than the amount of the Purchase Price allocable to such Non-Resident Shareholder, then the Tax Escrow Agent shall:

(i)	on the Remittance Date or, if the Remittance Date is not a Business Day, on the Business Day next immediately following the Remittance Date, remit to the Receiver General for Canada from the Relevant Amount, the amount by which the Relevant Amount exceeds 25% of the Certificate Limit fixed on such Section 116 Certificate; and

(ii)	within five (5) Business Days following receipt of such Section 116 Certificate, release the balance of the Relevant Amount, if any, to the particular Non-Resident Shareholder in accordance with the Non-Resident Escrow Agreement.

(f)	Notwithstanding anything herein contained to the contrary, if a Relevant Amount is being held by the Tax Escrow Agent in respect of a Non-Resident Shareholder, and if the Canada Revenue Agency issues a letter authorizing Purchaser or such Tax Escrow Agent to, notwithstanding the provisions of the Tax Act, continue to hold the Relevant Amount until the Canada Revenue Agency’s review of the application for a Section 116 Certificate has been finalized, the Tax Escrow Agent shall (and shall be instructed by Purchaser to) continue to hold the Relevant Amount in respect of such Non-Resident Shareholder until the earlier of: (i) the date upon which the Canada Revenue Agency requests payment of a cash amount; and (ii) the date upon which a Section 116 Certificate is delivered to the Purchaser, Connacher and the Tax Escrow Agent.

(g)	If the Canada Revenue Agency indicates that payment of an amount which is not more than the Relevant Amount would allow the CRA to issue a Section 116 Certificate to a Non-Resident Shareholder, the Tax Escrow Agent shall, upon direction from the Purchaser not to be unreasonably withheld, pay the amount to the Receiver General for Canada from the Relevant Amount and, upon delivery of the relevant Section 116 Certificate to the Purchaser, Connacher and the Tax Escrow Agent, and upon receipt of confirmation from the Purchaser that the Section 116 Certificate does not contain any material errors, the Tax Escrow Agent shall, within five (5) Business Days following receipt of such Section 116 Certificate, release the remainder of the Relevant Amount, if any, to the particular Non-Resident Shareholder in accordance with the Non-Resident Escrow Agreement.

Article 3
COVENANTS

3.1	Covenants of Purchaser

From the date hereof until the earlier of the completion of the transactions contemplated hereby and the termination of this Agreement in accordance with Article 8, except with the prior written consent of Connacher, and except as otherwise expressly permitted or specifically contemplated by this Agreement or as otherwise required by Applicable Laws:

(a)	Purchaser shall not directly or indirectly do or permit to occur any of the following:

(i)	take any action, refrain from taking any action, permit any action to be taken or not taken by it, inconsistent with this Agreement, which might, directly or indirectly, interfere with, adversely affect or materially delay the consummation of the transactions contemplated by this Agreement;

(ii)	adopt a plan of liquidation or resolutions providing for the liquidation, dissolution or reorganization of Purchaser; or

(iii)	enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing.

(b)	Purchaser shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by Purchaser in this Agreement untrue in any material respect at any time prior to completion of the transactions contemplated by this Agreement or termination of this Agreement, whichever first occurs;

(c)	Purchaser shall promptly notify Connacher in writing of:

(i)	any circumstance or development that, to the knowledge of Purchaser, would reasonably be expected to prevent or significantly delay the consummation of the transactions contemplated by this Agreement; and

(ii)	any change in any representation or warranty provided by Purchaser in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Purchaser shall in good faith discuss with Connacher any change in circumstances (actual, anticipated, contemplated or, to the knowledge of Purchaser, threatened) which is of such a nature that there may be a reasonable question as to whether notice needs to be given to Connacher pursuant to this Section 3.1(c)(ii);

(d)	other than in connection with the Competition Act Approval, which shall be governed by Section 3.3(c), Purchaser will use its commercially reasonable efforts to satisfy or cause the satisfaction of the conditions set forth in Sections 5.1 and 5.3 as soon as reasonably practicable, to the extent the satisfaction of the same is within the control of Purchaser;

(e)	except for non-substantive communications and communications that Purchaser is required to keep confidential pursuant to Applicable Laws, Purchaser shall furnish promptly to Connacher or Connacher’s counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Purchaser from any Person in connection with: (i) any filings of disclosure documents under Applicable Laws in connection with the Offer, other than in connection with the Competition Act Approval, which shall be governed by Section 3.3(c), and (ii) any material correspondence from any Governmental Authority in connection with the Offer, other than in connection with the Competition Act Approval, which shall be governed by Section 3.3(c);

(f)	other than in connection with the Competition Act Approval, which shall be governed by Section 3.3(c), Purchaser shall use its commercially reasonable efforts to obtain all necessary consents, approvals, authorizations and filings as are required to be obtained or made by Purchaser under any Applicable Laws and to satisfy any condition provided for under this Agreement; and

(g)	Purchaser shall take all such action as may be required in order to ensure that as of the Closing Date: (i) the Closing Date Letters of Credit are fully cash-collateralized, on terms satisfactory to the issuing lender under the Connacher Revolving Credit Agreement, or that arrangements in respect of the Closing Date Letters of Credit that are satisfactory to such issuing lender have been entered into; and (ii) the Connacher Risk Management Contracts are either (A) terminated, or (B) remain in place on terms, and subject to credit support (if any), that is in each case satisfactory to the applicable counterparty to each such Connacher Risk Management Contract.

3.2	Covenants of Connacher

From the date hereof until the earlier of the completion of the transactions contemplated hereby and the termination of this Agreement in accordance with Article 8, except with the prior written consent of Purchaser, and except as otherwise expressly permitted or specifically contemplated by this Agreement, Schedule 3.2 of the Connacher Disclosure Letter, the Connacher Capital Budget, or as required by Applicable Laws, Connacher covenants and agrees that:

(a)	except as may be required by Applicable Laws or a Governmental Authority, the Connacher Group shall conduct their business only in the usual and ordinary course of business consistent with past practice (for greater certainty, where a member of the Connacher Group is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and in compliance in all material respects with the agreements governing the ownership and operation of such property), and Connacher shall:

(i)	pay or cause to be paid all costs and expenses relating to the Connacher Assets which become due; and

(ii)	perform and comply in all material respects with its obligations related to the Connacher Assets,

and, for greater certainty, the Connacher Group shall not take any action that is not in the usual and ordinary course of business or that is not consistent with past practices which would have a Material Adverse Effect on the Connacher Group (taken as a whole);

(b)	except for the aggregate amount set forth in its capital spending program (as referred to in Schedule 3.2 of the Connacher Disclosure Letter and the Connacher Capital Budget), Connacher shall not, and shall not permit any other member of the Connacher Group to, incur or commit to capital expenditures prior to the Closing Date having a cost individually or in the aggregate in excess of $7,500,000;

(c)	Connacher shall not, and shall not permit any other member of the Connacher Group to, directly or indirectly, do or permit to occur any of the following:

(i)	amend its constating documents;

(ii)	amend, modify or terminate the Shareholder Agreement;

(iii)	declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the outstanding Connacher Shares;

(iv)	issue (other than pursuant to any exercise of Connacher Options), grant, sell or pledge or agree to issue, grant, sell or pledge any Connacher Shares, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Connacher Shares;

(v)	redeem, purchase or otherwise acquire any of the outstanding Connacher Shares or other securities;

(vi)	split, combine or reclassify any of its securities;

(vii)	adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of any member of the Connacher Group;

(viii)	pursue, complete or agree to complete any corporate acquisition or disposition, amalgamation, merger, arrangement, make any investment therein either by purchase of shares or securities, contributions of capital or property transfer or make any material change to the business, capital or affairs of Connacher;

(ix)	reduce the stated capital of Connacher or any of its outstanding Connacher Shares;

(x)	pay, discharge or satisfy any material Claims, liabilities or obligations, other than in the ordinary course of business consistent with past practice or as otherwise provided in this Agreement;

(xi)	not settle, compromise, release, waive or commence any material Claim;

(xii)	take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere with, adversely affect or materially delay the consummation of the transactions contemplated by this Agreement;

(xiii)	enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing; or

(xiv)	make any changes to its existing accounting policies other than as required by Applicable Laws or IFRS;

(d)	Connacher shall not, and shall not permit any other member of the Connacher Group to, directly or indirectly, except for expenditures considered necessary by Connacher, acting reasonably, to preserve or protect the health or safety of individuals or to preserve or protect property or the Environment and except in relation to Connacher’s capital spending program (as referred to in Schedule 3.2 of the Connacher Disclosure Letter and the Connacher Capital Budget):

(i)	transfer, license, sell or dispose of any assets having an individual or aggregate cost in excess of $1,000,000, other than production in the ordinary course of business;

(ii)	pledge or encumber any assets, other than non-material assets in the ordinary course of business;

(iii)	acquire any assets having an individual or aggregate cost in excess of $5,000,000;

(iv)	incur any amount of indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other person, or make any loans or advances, except:

(A)	in respect of fees payable to legal, financial and other advisors in the ordinary course of business or in respect of the transactions contemplated hereunder;

(B)	the amounts contemplated in relation to the payment of Connacher Transaction Costs;

(C)	the amounts required to secure any “run off” directors’ and officers’ liability insurance in the manner contemplated by Section 2.7(b); or

(D)	as required to perform or fulfill Connacher’s capital spending program (as referred to in Schedule 3.2 of the Connacher Disclosure Letter and the Connacher Capital Budget);

(v)	amend, modify or terminate any material contract, Connacher Lease or Connacher Interest;

(vi)	authorize, recommend or propose any release or relinquishment of any material contract right;

(vii)	waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document;

(viii)	enter into, terminate, amend, assign, transfer or restructure any Connacher Risk Management Contracts, other than conversion of financial hedging arrangements to physical hedging arrangements in the ordinary course of its business (provided that such new physical hedging arrangements, by their terms, do not require cash settlement on Closing and shall remain in place or are able to be assumed by Purchaser on Closing, in each case without penalty to the Connacher Group or Purchaser);

(ix)	enter into any non-arm’s length transactions including with any directors, officers, employees or consultants of the Connacher Group, except as expressly contemplated in this Agreement; or

(x)	authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(e)	Connacher shall not, and shall not permit any other member of the Connacher Group to, except in the ordinary course of business consistent with its past practice:

(i)	hire or retain, or terminate the services of, any director, officer or employee;

(ii)	make any payment to or increase the compensation or benefits in any form of any director, officer or employee of the Connacher Group, including the award of bonuses (provided that this shall not in any way restrict Connacher from paying the short term incentive bonus payments, payments in connection with the Connacher LTIP and payments in connection with the Connacher Transaction Incentive Program as set forth in Schedule 4.2(j) of the Connacher Disclosure Letter);

(iii)	amend or modify the terms of any Connacher Employee Plan;

(iv)	take any action with respect to the amendment of any “change of control”, separation payments, severance or termination pay policies or arrangements for any executive officers or directors of the Connacher Group;

(v)	grant any advance or any loan to any officer, employee or director of the Connacher Group; or

(vi)	except in connection with the directors’ and officers’ “run-off” insurance in accordance with Section 2.7(b) or as set forth in Schedule 3.2(e) of the Connacher Disclosure Letter, adopt or amend or make any contribution to any Connacher Employee Plan, or any employee benefit, profit sharing, deferred compensation, insurance or other similar plan, agreement, fund or arrangement for the benefit of officers or directors of the Connacher Group;

(f)	Connacher shall use its commercially reasonable efforts to (taking into account insurance market conditions and offerings and industry practices) cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, except where such cancellation, termination or lapse would not individually or in the aggregate be material to Connacher; provided that if any such cancellation, termination or lapse would be material to Connacher, Connacher shall use its commercially reasonable efforts to, simultaneously with any such termination, cancellation or lapse, place replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums;

(g)	Connacher shall withhold from any payment made to any of the Connacher Group’s present or former consultants, employees, officers and directors in respect of any payments contemplated by this Agreement including, without limitation (including without limiting the generality of Section 2.5(b)), in connection with the Connacher Options, including pursuant to the Connacher Surrender Agreements, all amounts required by Applicable Laws to be withheld by it on account of any Taxes or other applicable source deductions;

(h)	Connacher shall not take any action, refrain from taking any action, permit any action to be taken or not taken by it, inconsistent with this Agreement, which would adversely affect the consummation of the transactions contemplated hereby, or that would render, or would reasonably be expected to render, any representation or warranty made by Connacher in this Agreement untrue in any material respect at any time prior to completion of the transactions contemplated hereby or termination of this Agreement, whichever first occurs;

(i)	Connacher shall promptly notify Purchaser in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Connacher, threatened) in its business, operations, affairs, assets, capitalization, condition (financial or otherwise), Permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by Connacher in this Agreement which change is or would reasonably be expected to be of such a nature to render any representation or warranty misleading or untrue in any material respect and Connacher shall in good faith discuss with Purchaser any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Connacher threatened) which is of such a nature that there may be a reasonable question as to whether notice needs to be given to Purchaser pursuant to this Section 3.2(i);

(j)	other than in connection with the Competition Act Approval, which shall be governed by Section 3.3(c), Connacher will use its commercially reasonable efforts to satisfy or cause the satisfaction of the conditions set forth in Sections 5.1 and 5.2 as soon as reasonably practicable, to the extent the satisfaction of the same is within the control of Connacher;

(k)	other than in connection with the Competition Act Approval, which shall be governed by Section 3.3(c), Connacher shall use its commercially reasonable efforts to obtain all necessary consents, approvals, authorizations and filings as are required to be obtained or made by Connacher under any Applicable Laws and to satisfy any condition provided for under this Agreement;

(l)	except for non-substantive communications and communications that Connacher is required to keep confidential pursuant to Applicable Laws, Connacher shall furnish promptly to Purchaser or Purchaser’s counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Connacher or its Representatives: (i) from holders of Connacher securities or other Persons in connection with the Offer; (ii) regarding any filings under Applicable Laws, other than in connection with the Competition Act Approval, which shall be governed by Section 3.3(c); and (iii) regarding any dealings with Governmental Authorities in connection with the transactions contemplated by this Agreement, other than in connection with the Competition Act Approval, which shall be governed by Section 3.3(c);

(m)	Connacher shall provide Purchaser with a reasonable opportunity to review and comment on any letter, cover email or other written communication proposed to be delivered to the Connacher Shareholders in connection with the Transaction;

(n)	any payments made by Connacher to any present or former employee or executive officer of Connacher pursuant to the Connacher Transaction Incentive Program shall not exceed the maximum amounts payable thereunder and the amounts set forth in Schedule 4.2(j) of the Connacher Disclosure Letter;

(o)	Connacher shall use its commercially reasonable efforts to obtain and deliver to Purchaser executed Connacher Surrender Agreements from each holder of Connacher Options; and

(p)	Connacher shall:

(i)	duly and timely file all Returns required to be filed by it on or after the date hereof but prior to the Closing (which Returns shall be prepared in a manner consistent with past practice with respect to the treatment of specific items thereon) and ensure that all such Returns are true, complete and correct in all material respects;

(ii)	timely pay all Taxes that are due and payable prior to the Closing (other than those that are being contested in good faith and in respect of which reserves have been provided in the Connacher Financial Statements) and make all required withholdings and remittances in respect of Taxes;

(iii)	not make a request for a Tax ruling or enter into any agreement with any Governmental Authorities in respect of Taxes;

(i)	not settle or compromise any Claim, audit, reassessment, action, suit, litigation, proceeding, arbitration, investigation, or controversy relating to a material amount of Taxes;

(ii)	not change in any material respect any of its methods of reporting income, deductions or accounting for income tax purposes from those employed in the preparation of its Returns for taxation years ending prior to the date hereof, except as may be required by Applicable Laws;

(iii)	properly reserve (and reflect such reserves in its books and records and financial statements) in accordance with past practice and in the ordinary course of business, for all material Taxes accruing in respect of Connacher which are not due or payable prior to the Closing Date; and

(iv)	not, except as required by Applicable Laws, make any Tax filings outside the ordinary course of business, including making, amending or rescinding any Return, election or designation, without the consent of Purchaser, which consent shall not be unreasonably withheld.

3.3	Mutual Covenants Regarding the Offer, Purchase and Sale

From the date hereof until the earlier of the completion of the transactions contemplated by this Agreement and the termination of this Agreement in accordance with Article 8, each Party shall:

(a)	use its commercially reasonable efforts to complete the transactions contemplated by this Agreement, on or about August 12, 2026 or as soon thereafter as reasonably practicable and, in any event, by no later than the Outside Date;

(b)	other than in connection with the Competition Act Approval, which shall be governed by Section 3.3(c), use its commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

(i)	obtain all necessary waivers, consents, filings and approvals required to be obtained by it from any Governmental Authority or counterparties to loan agreements, leases and other contracts, including the Connacher Pipeline Financing Agreement and Project Assurances Agreement, but excluding the Connacher Term Loan Agreement and the Connacher Revolving Credit Agreement;

(ii)	obtain a waiver by Lender of its right to direct Carrier to issue a Carrier’s Election Notice to Shipper pursuant to the Connacher TSA (as each such capitalized term is defined in the Project Assurances Agreement) in accordance with Section 2.8 of the Project Assurances Agreement, as a result of the Transaction;

(iii)	obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated by this Agreement and to take such other steps and actions as may be necessary or appropriate to fulfill its obligations hereunder;

(iv)	effect all necessary registrations, filings and submissions of information required by any Governmental Authority from such Party and its affiliates relating to the Transaction;

(v)	upon reasonable consultation with the other Party, defend all lawsuits or other legal, regulatory or other proceedings against it challenging or affecting the Transaction or this Agreement, and oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the transactions contemplated by this Agreement; and

(vi)	cooperate with the other Party in connection with the performance of its obligations hereunder;

(c)	in connection with the Competition Act Approval:

(i)	as soon as reasonably practicable following the date of this Agreement and, in any event, on or before the date that is five (5) Business Days after the date of this Agreement, Purchaser shall, with the assistance of and in consultation with Connacher, prepare and file with the Commissioner a request for an Advance Ruling Certificate or, in the alternative, a No Action Letter and a waiver of the obligation to file notifications under Part IX of the Competition Act pursuant to section 113(c) of the Competition Act. If requested by either Party, acting reasonably, the Parties shall, and shall cause their respective affiliates if applicable, to file with the Commissioner their respective notifications under Part IX of the Competition Act within ten (10) Business Days following receipt of such request.

(ii)	each Party shall, and shall cause its respective affiliates to, use its commercially reasonable efforts to obtain the Competition Act Approval as soon as reasonably practicable, but in any event no later than five (5) Business Days prior to the Outside Date;

(iii)	if any objection by a Governmental Authority is asserted with respect to the transactions contemplated by this Agreement, or if any proceeding is instituted by any Governmental Authority challenging or which could lead to a challenge of any of the transactions contemplated by this Agreement, Purchaser shall, and shall cause its affiliates to, use their commercially reasonable efforts to defend against, resist and resolve any such objection or proceeding, including by using its commercially reasonable efforts to avoid, oppose or seek to have lifted or rescinded any decree, order, application or judgment that would restrain, prevent or delay Closing and its commercially reasonable efforts in defending any lawsuit or other legal proceedings, whether judicial or administrative, challenging or delaying this Agreement or the consummation of the transactions contemplated under this Agreement so as to allow Closing to occur prior to the Outside Date;

(iv)	the Parties shall, subject to Applicable Law, coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested in connection with this Section 3.3(c), and each Party shall and shall cause its affiliates to:

(A)	regularly review with each other the progress of any applications, notifications or filings and keep each other promptly and fully informed of the status of discussions relating thereto and promptly inform each other of any communication received by any of them from a Governmental Authority;

(B)	respond as soon as practicable to requests for information (including in respect of any submissions or supplementary information requests) or requests for interviews or meetings by any Governmental Authority in connection with the transactions contemplated by this Agreement;

(C)	not make any proposed applications, notices, filings, submissions, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Authority) unless it (I) permits the other Party to review them in advance and provides the other Party a reasonable opportunity to comment thereon and (II) considers those comments in good faith;

(D)	promptly provide each other with any applications, notices, filings, submissions, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Authority) that were submitted to a Governmental Authority;

(E)	not participate in any meeting or discussion (whether in person, by telephone, video conference or otherwise) with a Governmental Authority unless it consults with the other Party in advance and gives the other Party the opportunity to attend and participate thereat, unless such Governmental Authority requests otherwise;

(F)	not extend or consent to any extension of any applicable waiting or review period or discuss or enter into any understanding, agreement or commitment with a Governmental Authority to delay or not consummate the transactions contemplated by this Agreement, except upon the prior written consent of the other Party (which consent shall not be unreasonably withheld). Without limiting the generality of the foregoing, no Party may withdraw a filing regarding the Competition Act Approval without the prior consent of the other Party; and

(G)	not do anything that would reasonably be expected to prejudice the Competition Act Approval from being obtained as soon as practicable or otherwise adversely affect or prevent the receipt of the Competition Act Approval.

(v)	notwithstanding any requirement in this Agreement, where a Party is required to provide information to the other Party that is competitively sensitive, the disclosing Party may restrict the provision of such competitively sensitive information only to the external legal counsel of the other Party, provided that the disclosing Party also provides a redacted version of any such information to the other Party; and

(vi)	Purchaser shall pay all filing fees payable to any Governmental Authority in respect of the Competition Act Approval;

(d)	use its commercially reasonable efforts to cooperate and coordinate with the other in connection with the performance by the other of their obligations under this Section 3.3 including, without limitation, to provide each Party with advance draft copies and reasonable opportunity to comment on any proposed public disclosure document, including any news release, subject to such Party’s obligations under Applicable Law to make continuous disclosure and timely disclosure of material information, and the other Party agrees to keep such information confidential in accordance with the terms of the Confidentiality Agreement until it is filed.

3.4	Drag-Along Notice

(a)	Connacher shall deliver, or cause to be delivered, via courier the Drag-Along Notice, on behalf of the Supporting Connacher Shareholders, and any ancillary materials to all Connacher Shareholders, other than the Supporting Connacher Shareholders, as soon as is reasonably practicable following the execution of this Agreement, and in any event substantially concurrently with delivery of the Offer to Connacher Shareholders by Purchaser.

(b)	Connacher shall use commercially reasonable efforts to obtain the execution of the Letter of Transmittal and deposit of the Connacher Shares by each Connacher Shareholder within thirty (30) days of the delivery of the Drag-Along Notice pursuant to this Section 3.4.

(c)	If any of the holders of Connacher Shares do not execute the Letter of Transmittal and deposit their Connacher Shares within such thirty (30) day period, Connacher, as attorney for such Connacher Shareholders under the irrevocable proxy and power of attorney granted pursuant to Section 2.4 of the Shareholder Agreement, shall execute and deliver to Purchaser the Letter of Transmittal and deposit the Connacher Shares to the Offer, in each case for and on behalf of such Connacher Shareholders.

(d)	To the extent that any Connacher Shareholders have failed to execute the Letter of Transmittal and deposit their Connacher Shares to the Offer, Purchaser shall deposit the portion of the Purchase Price for such Connacher Shares in an escrow account administered by Odyssey Trust Company (to be held for the benefit of and payment over to such Connacher Shareholder in accordance with the terms of the Shareholder Agreement), and Connacher shall: (i) cancel on its books the certificates(s) representing the Connacher Shares registered in the name of such Connacher Shareholder; and (ii) issue to Purchaser new certificate(s) representing such Connacher Shares registered in Purchaser’s name; whereupon all of such Connacher Shareholder’s right, title and interest in and to such Connacher Shares shall terminate in all respects. Connacher shall advise the applicable Connacher Shareholder(s) in writing upon completion of the foregoing, if applicable.

3.5	Alternative Transaction

If the condition in Section 5.2(a) has not been satisfied and either of the Parties determine in good faith acting reasonably that such condition cannot be satisfied utilizing the drag-along provisions of Article 6 of the Shareholder Agreement as contemplated by Section 3.4, Purchaser agrees to use all commercially reasonable efforts to acquire, and Connacher agrees to use all commercially reasonable efforts to assist Purchaser in acquiring, the balance of such Connacher Shares by way of an arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other type of acquisition transaction or transactions carried out for consideration per Connacher Share that: (a) consists of the same form of consideration paid pursuant to the Offer; and (b) is not greater than or less than the consideration paid pursuant to the Offer.

3.6	Covenants of Connacher Regarding Non-Solicitation

(a)	Connacher shall immediately cease and cause to be terminated all existing solicitations, discussions and negotiations (including, without limitation, through any of its Representatives), if any, with any Third Parties other than Purchaser, initiated on or before the date of this Agreement with respect to any actual or potential Acquisition Proposal. Connacher shall immediately discontinue, and shall cause its Representatives to discontinue, access to any of Connacher’s confidential information and not allow, provide or establish access to any of Connacher’s confidential information, or any data room, virtual or otherwise and shall promptly request the return or destruction of all confidential information regarding Connacher provided to any Third Party in connection with a potential or actual Acquisition Proposal to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honored in accordance with the terms of any confidentiality agreement governing such information. Connacher agrees that it shall not terminate, waive, release, amend, modify or otherwise forbear from the enforcement of, and agrees to take all necessary actions to actively prosecute and enforce, any agreement containing standstill provisions and any provision of any existing confidentiality agreement or any standstill agreement to which it is a party.

(b)	Connacher shall not, directly or indirectly, do or authorize or permit any of its Representatives to do, any of the following:

(i)	solicit, initiate, encourage or facilitate any inquiries, proposals or offers, whether publicly or otherwise, regarding an actual or potential Acquisition Proposal;

(ii)	withdraw, amend, modify or qualify, or propose to withdraw, amend, modify or qualify, in any manner adverse to Purchaser, the approval of the transactions contemplated by this Agreement by the Connacher Board or the recommendation of the Connacher Board that the Connacher Shareholders deposit all of their Connacher Shares pursuant to the Offer;

(iii)	encourage or participate in any negotiations or discussions with any person (other than Purchaser) regarding an actual or potential Acquisition Proposal, or furnish information or provide access to any person (other than Purchaser) any information with respect to Connacher’s securities, business, affairs, properties, assets, operations or condition (financial or otherwise) in connection with, or in furtherance of, an actual or potential Acquisition Proposal;

(iv)	accept, recommend, approve, agree to endorse or propose to accept, recommend, approve, agree to endorse or enter into an agreement to implement any Acquisition Proposal or otherwise take any action that could reasonably be expected to lead to an Acquisition Proposal; or

(v)	waive or release any Person from any confidentiality, standstill or similar provisions of any confidentiality or other similar agreements entered into by Connacher that is in effect as of the date of this Agreement, without the prior written consent of Purchaser, it being understood and acknowledged by Purchaser that the automatic termination or release of any standstill or similar restrictions of any such agreements as a result of entering into and announcing this Agreement shall not be a violation of this Section 3.6(b)(v).

(c)	Connacher shall notify Purchaser orally and in writing of any Acquisition Proposal received by Connacher or its Representatives following the date of this Agreement (which written notice shall include a summary of the material terms of such Acquisition Proposal (and any amendments or supplements thereto) and the identity of the Person making such Acquisition Proposal) and answer Purchaser’s reasonable questions with respect thereto.

(d)	Connacher shall ensure that its Representatives are aware of the provisions of this Section 3.6. Connacher shall be responsible for any breach of this Section 3.6 by its Representatives.

3.7	Access to Information

(a)	From and after the date hereof until the earlier of the Closing or the termination of this Agreement, Connacher shall, subject to compliance with Applicable Laws (including competition laws), and the terms of any contracts, upon reasonable prior notice, provide Purchaser and its Representatives access to Connacher’s premises, books, contracts, records, computer systems, properties, employees and management personnel, and shall use its commercially reasonable efforts to furnish to Purchaser such information concerning its business, properties and personnel as Purchaser may reasonably request in order to permit Purchaser to be in a position to expeditiously and efficiently integrate Connacher’s business and operations immediately upon, but not prior to, the Closing Date.

(b)	Connacher agrees to:

(i)	give the legal and professional representatives and agents of Purchaser reasonable access to Connacher’s books, records and documents as Purchaser may reasonably request, provided that Connacher is satisfied, acting reasonably, that the confidentiality of the subject matter of the disclosure can be maintained in accordance herewith; and

(ii)	endeavour to not knowingly withhold any information which would make anything contained in the information delivered erroneous or misleading.

(c)	The Parties acknowledge and agree that all information provided by Connacher to Purchaser or by Purchaser to Connacher pursuant to this Section 3.7 shall remain subject to the provisions of the Confidentiality Agreement.

(d)	Nothing in the foregoing shall require Connacher to disclose information which it is prohibited from disclosing pursuant to a written confidentiality agreement or confidentiality provision of an agreement with a Third Party or information which, in the opinion of Connacher, acting reasonably, is competitively sensitive.

3.8	Purchaser Financing and Connacher Financing Assistance

(a)	Purchaser shall take, or cause to be taken, all actions as are necessary, proper or advisable to arrange and obtain the Debt Financing on the terms and conditions described in the Debt Financing Letters (except for such amendments, supplements, modifications, replacements or waivers permitted pursuant to this Section 3.8) and ensure there is sufficient cash to pay the Purchase Price, including without limiting the generality of the foregoing using commercially reasonable efforts to: (i) maintain in effect the Debt Financing Letters in accordance with their respective terms (except for such amendments, supplements, modifications, replacements or waivers permitted pursuant to this Section 3.8); (ii) negotiate and enter into definitive documentation with respect to the Debt Financing on the terms and conditions contained in the Debt Financing Letters or on other terms in accordance with this Section 3.8; (iii) satisfy or obtain the waiver of all conditions to funding in the Debt Financing Letters applicable to Purchaser to enable the consummation of the Debt Financing at or prior to the Closing Date; provided that, any conditions to funding of the Debt Financing shall be as set forth in the Debt Financing Letters (except for such amendments, supplements, modifications, replacements or waivers permitted pursuant to this Section 3.8); (iv) comply with its obligations under the Debt Financing Letters; and (v) enforce its rights under the Debt Financing Letters.

(b)	Purchaser shall not permit, without the prior written consent of Connacher (not to be unreasonably withheld, delayed or conditioned, provided that it shall be reasonable for Connacher to withhold consent to any amendment or modification that would reasonably be expected to cause Closing to occur after the Outside Date), any amendment or modification (or consent to like effect) to be made to, or any waiver or release of any provision or remedy to be made under, the Debt Financing Letters (it being understood that the exercise of any “market flex” provisions shall be deemed not to be an amendment, modification, waiver or release) if such amendment, modification, consent, waiver or release:

(i)	imposes new or additional conditions precedent to the availability of the Debt Financing or otherwise expands any existing condition precedent;

(ii)	reduces the amount of the commitments or cash proceeds available thereunder; or

(iii)	would otherwise reasonably be expected to prevent or materially delay the consummation of the Debt Financing or the consummation of the transactions contemplated by this Agreement or adversely impact the ability of Purchaser to enforce its rights against other parties to the Debt Financing Letters, provided, that notwithstanding the foregoing Purchaser shall be permitted to amend the Debt Financing Letters to add lenders (and re-allocate commitments as a consequence of the addition of lenders), arrangers, book-runners, syndication and documentation agents or similar entities who have not executed the Debt Financing Letters as of the date hereof.

(c)	Upon reasonable request by Connacher, Purchaser will provide Connacher with information, in reasonable detail, with respect to the current status of all material activity concerning arranging and obtaining the Debt Financing. Without limiting the generality of the foregoing, Purchaser shall give Connacher notice as soon as reasonably practicable: (i) of any actual breach or default by any party to any Debt Financing Letters of which Purchaser becomes aware; (ii) of the receipt of any written notice or other communication from any Financing Source with respect to any breach, default, termination or repudiation by any party to any Debt Financing Letter; (iii) if for any reason Purchaser believes in good faith that it will not be able to obtain all or any portion of the Debt Financing contemplated by the Debt Financing Letters (including if any Financing Source indicates in writing that it no longer intends to provide any portion of the Debt Financing on the terms set forth in the Debt Financing Letters); (iv) if any Debt Financing Letter expires or is terminated or repudiated for any reason (or if any party thereto communicates in writing any intention or purports to do so); and (v) if any Debt Financing Letter is amended, supplemented or modified, or if any consent or waiver is granted in respect thereof, together with the applicable amendment, supplement, modification, consent or waiver. As soon as reasonably practicable after the date Connacher delivers to Purchaser a written request, Purchaser shall provide any information reasonably requested by Connacher relating to any circumstance referred to in clause (i), (ii), (iii), (iv) or (v) of the immediately preceding sentence. Purchaser shall not be required to make a disclosure under this Section 3.8(c) to the extent that any such disclosure would be prohibited under Applicable Laws or could reasonably be expected to result in a waiver of solicitor-client privilege.

(d)	If any portion of the Debt Financing becomes unavailable on the terms and conditions (including any applicable “market flex” provisions) contemplated by the Debt Financing Letters, Purchaser shall use its commercially reasonable efforts to arrange and obtain, as promptly as practicable, alternative financing from alternative sources, which alternative financing shall: (i) provide for an aggregate commitment amount (for the avoidance of doubt, inclusive of the commitment amount under such alternative financing) that is sufficient to enable Purchaser to consummate the Offer and other transactions contemplated by this Agreement, and (ii) be subject to such terms and conditions as would not reasonably be expected to prevent or materially delay the consummation of the Offer or the transactions contemplated hereby. Purchaser shall promptly deliver to Connacher true, correct and complete copies of such alternative commitments when available (subject to customary redactions with respect to fee amounts, economic terms, “market flex” provisions and other customary threshold amounts, provided that none of such redactions affect the conditionality, timing, availability or aggregate principal amount of the alternative financing). For the avoidance of doubt, Purchaser arranging and obtaining, in replacement of the Debt Financing, new or replacement debt financing in accordance with this Section 3.8(d) shall not modify or affect in any way any of Parties’ rights or obligations pursuant to this Agreement. In the event any alternative financing is obtained, all references herein to the “Debt Financing” shall be deemed to include such alternative financing and all references herein to the “Debt Financing Letters” shall be deemed to include the applicable credit agreement(s), commitment letter(s) and any related fee letter(s) for the alternative financing.

(e)	Purchaser acknowledges and agrees that, notwithstanding anything to the contrary in this Agreement, obtaining financing is not a condition to any of its obligations hereunder, regardless of the reasons why financing is not obtained or whether such reasons are within or beyond the control of Purchaser. For the avoidance of doubt, if any financing referred to in this Section 3.8 is not obtained, Purchaser will continue to be obligated to consummate the Offer, subject to and on the terms contemplated by this Agreement, subject to the conditions set forth in Sections 5.1 and 5.2.

(f)	Subject to the limitations set forth in this Section 3.8(f), and unless otherwise agreed by Purchaser, from the date hereof to Closing, Connacher will, and will cause the other members of the Connacher Group to, use commercially reasonable efforts to cooperate with Purchaser as reasonably requested by Purchaser in connection with Purchaser’s arrangement, syndication and obtainment of any Financing, or with satisfying any financial statement or other disclosure requirements applicable to Purchaser and relating to the Connacher Group and the Connacher Assets under Applicable Laws. Such cooperation will include using commercially reasonable efforts to obtain any necessary approval from the Connacher Shareholders and to:

(i)	cooperate with and assist the marketing efforts of Purchaser or any Financing Source for all or any part of any Financing, including making appropriate officers (with appropriate seniority and expertise) reasonably available, with appropriate advance notice, for participation in a reasonable number of lender or investor meetings, roadshows, due diligence sessions, meetings with ratings agencies, and other customary financing meetings or syndication activities, provide reasonable and customary assistance in the preparation of lender presentations, investor presentations, roadshow materials, rating agency presentations, prospectuses, offering documents, private placement memoranda and similar documents and reasonably assist with the preparation of any pro forma financial statements or other information as may be reasonably requested by Purchaser or any Financing Source or their advisors in connection with any Financing (which assistance may include providing customary authorization and representation letters; provided that such authorization and representation letters (or the underlying documents to which they pertain) shall exculpate Connacher, its subsidiaries and their respective Representatives with respect to any liability related to the use or misuse of information contained therein or other marketing materials related thereto);

(ii)	prepare and furnish to Purchaser as promptly as practicable (for further disclosure to the Financing Sources and their advisors (including prospective lenders or investors)) all financial statements, including the Connacher Financial Statements, and any other financial information (including information required to prepare pro forma financial statements), operational information, oil and gas reserves data and other pertinent information with respect to the Connacher Group or the Connacher Assets as is reasonably requested by Purchaser or any Financing Source or their advisors and is required (A) for the marketing, arrangement, syndication and consummation of any Financing or (B) in the preparation of customary information documents, lender, investor or rating agency presentations, roadshow materials, prospectuses, offering documents, private placement memoranda and similar documents relating to any Financing or (C) as may be required to complete any disclosure schedules or similar documents related to any Financing or as may be required to create and perfect any security interests of any Financing Sources in connection with any Financing;

(iii)	obtain any necessary cooperation from its independent auditors to participate in accounting due diligence sessions and cooperate with any Financing consistent with their customary practice, including requesting that they provide customary comfort letters (including “negative assurance” comfort) and customary consents or authorization letters to the inclusion of Connacher’s auditor reports, in each case, to the extent reasonably required in connection with the marketing, arrangement, syndication and consummation of any Financing;

(iv)	reasonably assist with the preparation of definitive agreements with respect to any Financing to the extent they relate to the Connacher Group or the Connacher Assets (including review of any disclosure schedules related thereto for completeness and accuracy); and

(v)	at least five (5) Business Days prior to the Closing, furnish (to the extent requested at least ten (10) Business Days prior to the Closing) all documentation and other information required by a Governmental Authority or any Financing Source with respect to the Connacher Group under applicable “know your customer” and anti-money laundering rules and regulations.

Nothing contained in this Section 3.8(f) shall require any such consent, cooperation or assistance to the extent that it would (i) require the Connacher Shareholders, the Connacher Group, or any of their respective affiliates or Representatives to pay any commitment or other fees, reimburse any expenses or otherwise incur any liabilities (other than those which shall be reimbursed pursuant to the following paragraph) or give any indemnities prior to the Closing, (ii) unreasonably interfere with the ongoing business or operations of the Connacher Group, (iii) require the Connacher Shareholders, the Connacher Group or any of their respective affiliates or Representatives to enter into or approve any agreement, certificate, instrument or other documentation that would be effective if the Closing does not occur, (iv) require the Connacher Board or the boards of directors (or equivalent bodies) of the other members of the Connacher Group to approve or adopt any Financing or contracts or other agreements related thereto that would take effect prior to, or are not otherwise contingent upon the occurrence of, Closing (and no such directors that shall not be continuing directors shall be required to take such action); (v) require Connacher or any of its subsidiaries to provide pro forma financial statements or pro forma adjustments reflecting (A) any Financing or any description of all or any component of any Financing or (B) the Offer or the transactions contemplated hereby (it being understood that Connacher shall use commercially reasonable efforts to assist Purchaser in preparation of pro forma financial adjustments to the extent otherwise relating to the Connacher Group and required in connection with any Financing); (vi) require any employee, officer or director of Connacher, or of any other member of the Connacher Group or any Connacher Shareholders to take any action which would result in such Person incurring any personal liability (as opposed to liability in his or her capacity as an officer or director) with respect to any matters related to any Financing (including the matters set forth in Sections 3.8(f)(i) through (v) above), (vii) result in any breach or default under this Agreement (unless waived by Purchaser) or the Connacher Shareholders’, the Connacher Group’s or any of their respective affiliates’ or Representatives’ articles, bylaws or other constating documents, any material contracts or Applicable Law, (viii) reasonably be expected to result in a violation of Applicable Law or any liability on the part of the Connacher Shareholders or any of their respective affiliates or Representatives, (ix) provide access to or disclose information that the Connacher Shareholders reasonably determine could jeopardize any solicitor-client privilege of, or conflict with any confidentiality requirements applicable to, the Connacher Shareholders or (x) require any action by the Connacher Shareholders or their Representatives after the Closing. Connacher hereby consents to the use of Connacher’s logos in connection with any Financing in a form and manner mutually agreed with Connacher to the extent such logos are used in a manner that is not intended, or reasonably likely, to harm or disparage any member or the Connacher Group, their respective affiliates or Representatives or the reputation or goodwill of any of the foregoing.

Purchaser shall (i) promptly reimburse Connacher for all reasonable and documented out-of-pocket costs or expenses (including reasonable and documented costs and expenses of counsel and accountants, other than accounting costs associated with regular financial reporting by Connacher) incurred by Connacher, its subsidiaries and their respective Representatives in connection with any cooperation provided for in this Section 3.8(f) other than in respect of any ordinary course amounts that would have been incurred in connection with the transactions contemplated by this Agreement regardless of any Financing, and (ii) indemnify and hold harmless Connacher and its subsidiaries and each of their respective officers, directors, employees, agents, Representatives, successors and assigns from and against any and all claims, losses, damages, fees, costs and expenses (including fees and expenses of counsel and accountants) suffered or incurred as a result of, or in connection with, any cooperation provided pursuant to this Section 3.8(f) or any Financing or any information used in connection therewith other than to the extent such claims, losses, damages, fees, costs or expenses arose out of (A) the bad faith, gross negligence or willful misconduct of, or material breach of this Agreement by any member of the Connacher Group or any of their respective officers, directors, employees, agents or Representatives or (B) information provided by or on behalf of any member of the Connacher Group expressly for use in connection with the arrangement of any Financing (unless resulting from the bad faith, willful misconduct or gross negligence of Connacher or any of its subsidiaries).

(g)	Connacher acknowledges that, in connection with any Financing, Purchaser may have confidential discussions concerning this Agreement or the Transaction with the Financing Sources, rating agencies, prospective lenders and investors and each of their agents and advisors prior to and during marketing, arrangement, syndication and consummation of any Financing (including any replacement or alternative financing) and that confidential or otherwise non-public information may be provided to the Financing Sources, rating agencies, prospective lenders and investors and each of their agents and advisors, and Connacher consents to Purchaser and its affiliates and their advisors having such discussions and providing such information, provided that such Financing Sources, rating agencies, prospective lenders and investors and each of their respective agents and advisors agree to keep any applicable confidential information concerning Connacher confidential, including through “click through” confidentiality agreements and confidentiality provisions contained in customary bank books, unless otherwise expressly permitted under the Confidentiality Agreement.

3.9	Purchaser Non-Completion Fee

(a)	If at any time after the execution of this Agreement (and provided there is no material breach or non-performance by Connacher of a material provision of this Agreement), (i) all of the conditions set forth in Sections 5.1 and 5.2 have been satisfied or waived, (ii) Purchaser has not taken-up and paid for all Connacher Shares validly deposited (and not properly withdrawn) pursuant to the Offer within three (3) Business Days following the Expiry Time, such that the condition in Section 5.3(a) has not been satisfied, and (iii) Connacher terminates this Agreement pursuant to Section 8.1(d), Purchaser shall, upon the occurrence of such termination, and in any event within three (3) Business Days thereof, pay to Connacher the amount of $120 million (the “Purchaser Non-Completion Fee”). Such payment shall be made in immediately available funds to an account designated by Connacher. On the date of the termination event specified in this Section 3.9(a), Purchaser shall be deemed to hold such amount in trust for Connacher.

(b)	Connacher and Purchaser acknowledge that the amount of the Purchaser Non-Completion Fee set out in Section 3.9(a) represents liquidated damages which are a genuine pre-estimate of the damages, including without limitation opportunity costs and out-of-pocket expenses, which Connacher will suffer or incur as a result of the event or events giving rise to such damages and is not a penalty. Purchaser hereby irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. Connacher agrees that the Purchaser Non-Completion Fee, if paid, shall be the sole monetary remedy of Connacher in respect of the event or events giving rise to the payment of the Purchaser Non-Completion Fee; provided, however, that this limitation shall not apply in the event of Fraud or Wilful Breach of this Agreement by Purchaser. Additionally, nothing in this Section 3.9(b) shall preclude Connacher from, prior to termination of this Agreement, seeking and obtaining injunctive relief to restrain any breach or threatened breach of the covenants or other agreements set forth in this Agreement or otherwise availing itself of its rights pursuant to Section 6.1. Purchaser shall only be required to make one payment pursuant to this Section 3.9.

3.10	Connacher Non-Completion Fee

(a)	If at any time after the execution of this Agreement (and provided there is no material breach or non-performance by Purchaser of a material provision of this Agreement), (i) all of the conditions set forth in Sections 5.1 and 5.3(b) have been satisfied or waived, (ii) Purchaser has delivered evidence of its ability to satisfy the condition in Section 5.3(a), (iii) the condition set forth in Section 5.2(a) has not been satisfied prior to the Outside Date, and (iv) Purchaser terminates this Agreement pursuant to either Section 8.1(c)(i) or 8.1(c)(ii), Connacher shall, upon the occurrence of such termination, and in any event within three (3) Business Days thereof, pay to Purchaser the amount of $120 million (the “Connacher Non-Completion Fee”). Such payment shall be made in immediately available funds to an account designated by Purchaser. On the date of the termination event specified in this Section 3.10(a), Connacher shall be deemed to hold such amount in trust for Purchaser.

(b)	Purchaser and Connacher acknowledge that the amount of the Connacher Non-Completion Fee set out in Section 3.10(a) represents liquidated damages which are a genuine pre-estimate of the damages, including without limitation opportunity costs and out-of-pocket expenses, which Purchaser will suffer or incur as a result of the event or events giving rise to such damages and is not a penalty. Connacher hereby irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. Purchaser agrees that the Connacher Non-Completion Fee, if paid, shall be the sole monetary remedy of Purchaser in respect of the event or events giving rise to the payment of the Connacher Non-Completion Fee; provided, however, that this limitation shall not apply in the event of Fraud or Wilful Breach of this Agreement by Connacher. Additionally, nothing in this Section 3.10(b) shall preclude Purchaser from, prior to termination of this Agreement, seeking and obtaining injunctive relief to restrain any breach or threatened breach of the covenants or other agreements set forth in this Agreement or otherwise availing itself of its rights pursuant to Section 6.1. Connacher shall only be required to make one payment pursuant to this Section 3.10.

3.11	Confirmation of Connacher Net Surplus

At least three (3) Business Days prior to the Closing Date, Connacher shall provide Purchaser with its bona fide good faith detailed calculation of the Connacher Net Surplus as of the Closing Date (the “Connacher Closing Date Net Surplus”). Connacher shall provide all documentation and information that Purchaser may reasonably request in order for Purchaser to satisfy itself, acting reasonably, that the condition set out in Section 5.2(k) has been satisfied. Purchaser shall use its commercially reasonable efforts to advise Connacher of any issues or deficiencies with respect to the Connacher Closing Date Net Surplus calculation or supporting documentation within one (1) Business Day following receipt of same and Purchaser and Connacher shall each use its commercially reasonable efforts to resolve all such deficiencies no later than one (1) full Business Day prior to the Closing Date.

Article 4
REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of Purchaser

Purchaser hereby makes the representations and warranties set forth in this Section 4.1 to and in favour of Connacher and acknowledges that Connacher is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)	Purchaser is a corporation duly organized and validly subsisting under the laws of the Province of Alberta and Purchaser has the requisite power and authority to carry on its business as it is now being conducted and to own, lease and operate its properties and assets.

(b)	Purchaser has the requisite corporate power and authority to enter into this Agreement, and to carry out its obligations hereunder and under the Offer. The execution and delivery of this Agreement and the consummation by Purchaser of the transactions contemplated by this Agreement and the Offer have been duly authorized by the board of directors of Purchaser and no corporate proceedings on the part of Purchaser are or shall be necessary to consummate the transactions contemplated by this Agreement.

(c)	This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms.

(d)	No Violation; Absence of Defaults and Conflicts.

(i)	Neither the execution and delivery of this Agreement by Purchaser, nor compliance by Purchaser with any of the provisions hereof will:

(A)	violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any Lien, Claim, trust, royalty or carried, participation, net profits or other Third Party interest, option, right of first refusal, right or privilege and any agreement or arrangement (whether by law, contract or otherwise) capable of becoming any of the foregoing, upon any of the properties or assets of Purchaser under, any of the terms, conditions or provisions of (I) its articles, bylaws or other constating documents, or (II) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, Lien, contract or other instrument or obligation to which Purchaser is a party or to which it, or its properties or assets, may be subject or by which Purchaser is bound;

(B)	subject to obtaining the Competition Act Approval and compliance with applicable securities laws, violate any Applicable Laws; or

(C)	cause a suspension or revocation of any Authorization, consent, approval or license currently in effect,

except, in the case of each of clauses (A)(II), (B) and (C) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Liens, suspensions or revocations which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have a Material Adverse Effect with respect to Purchaser.

(ii)	Other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Transaction or which are required to be fulfilled following completion thereof, and except for the Competition Act Approval, (A) there is no legal impediment to Purchaser’s consummation of the Transaction; and (B) no filing or registration with, or Authorization, consent or approval of, any Governmental Authority is required of Purchaser in connection with the consummation of the Transaction, except for such filings or registrations which, if not made, or for such Authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect with respect to Purchaser or prevent or significantly impede the ability of Purchaser to consummate the Transaction.

(e)	As of the date of this Agreement, Purchaser has not received notice of any Claims in existence, contemplated, nor, to its knowledge, pending or threatened against it to seek to prevent the consummation of the Transaction.

(f)	Purchaser is not an insolvent Person within the meaning of the Bankruptcy and Insolvency Act (Canada) and, is able to pay its debts as and when they fall due, it has not stopped or suspended, or threatened to stop or suspend, payments of all or any of its debts, it has not made an assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof, and no resolution has been passed by its board of directors for the winding up or dissolution of it and no proceedings have occurred, or to its knowledge, been threatened, for the purpose of winding up or dissolving it and no petition for a receiving order, winding up or dissolution has been presented in respect of it and, to its knowledge, there are no circumstances justifying such a petition or other process. It has not initiated proceedings with respect to a compromise or arrangement with its creditors or for the assignment of any of its undertakings, property or assets for the benefit of its creditors or for the winding up, liquidation or dissolution of it. No receiver or interim receiver, receiver-manager, monitor, judicial manager, liquidator, administrator, trustee or like official has been appointed in respect of it or any of its undertakings, property or assets and no execution or distress has been levied on any material part of its undertakings, property or assets, nor have any proceedings been commenced in connection with any of the foregoing.

(g)	Purchaser is not a “non-Canadian” within the meaning of the Investment Canada Act (Canada).

(h)	Purchaser will have available at the Closing Date immediately available funds sufficient to pay and satisfy in full the Purchase Price payable to the Connacher Shareholders pursuant to the Offer and this Agreement in accordance with the terms of the Offer and this Agreement.

(i)	Purchaser has delivered to Connacher true and complete fully executed copies of the Debt Financing Letters (redacted for any fee amounts payable in respect of the Debt Financing, pricing and other economic terms). The Debt Financing Letters have not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, and the respective commitments contained therein have not been withdrawn, rescinded, amended, restated or otherwise modified or waived in any respect prior to the execution and delivery of this Agreement. As of the execution and delivery of this Agreement, the Debt Financing Letters are in full force and effect. There are no conditions precedent (express or implied) or contingencies directly or indirectly related to the Debt Financing, other than as expressly set forth in the Debt Financing Letters. As of the date of this Agreement, Purchaser has no reason to believe that any of the conditions to the Debt Financing will not be satisfied on a timely basis or that the Debt Financing (or any portion thereof) will not be provided to and made available to Purchaser to pay to the Connacher Shareholders, in accordance with the terms of the Offer and this Agreement.

4.2	Representations and Warranties of Connacher

Connacher hereby makes the representations and warranties set forth in this Section 4.2 to and in favour of Purchaser and acknowledges that Purchaser is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)	Each member of the Connacher Group is duly organized and validly subsisting under the laws of its jurisdiction of formation and each member of the Connacher Group has the requisite power and authority to carry on its business as it is now being conducted and to own, lease and operate its properties and assets.

(b)	Each member of the Connacher Group is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, operated, licensed or otherwise held, or the nature of its activities make such registration necessary under Applicable Laws, except where the failure to be so registered or in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Connacher.

(c)	Other than Great Divide Midstream GP and Great Divide Midstream Limited Partnership, Connacher has no direct or indirect subsidiaries.

(d)	Other than its interests in Great Divide Midstream GP and Great Divide Midstream Limited Partnership, Connacher has no interest in any partnership, corporation or other business or organization.

(e)	Connacher has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Connacher of the transactions contemplated by this Agreement have been duly authorized by the Connacher Board and, subject to the Connacher Shareholders depositing their Connacher Shares to the Offer, as contemplated herein, no other corporate proceedings on the part of Connacher are or shall be necessary to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Connacher and constitutes a legal, valid and binding obligation of Connacher enforceable against Connacher in accordance with its terms.

(f)	No Violation; Absence of Defaults and Conflicts.

(i)	No member of the Connacher Group is in violation of its articles, bylaws or other constating documents or in default, in any material respect, in the performance or observance of any obligation, agreement, covenant or condition contained in any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, Lien, contract or other instrument or obligation to which a member of the Connacher is a party or to which its assets or properties may be subject or by which Connacher is bound.

(ii)	Neither the execution and delivery of this Agreement by Connacher, nor compliance by Connacher with any of the provisions hereof will:

(A)	violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any Lien, Claim, trust, royalty or carried, participation, net profits or other Third Party interest, option, right of first refusal, right or privilege and any agreement or arrangement (whether by law, contract or otherwise) capable of becoming any of the foregoing, upon any of the properties or assets of a member of the Connacher Group under, any of the terms, conditions or provisions of (I) their respective articles, bylaws or other constating documents (other than the Shareholder Agreement), or (II) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, Lien, contract or other instrument or obligation to which a member of the Connacher Group is a party or to which it, or its properties or assets, may be subject or by which a member of the Connacher Group is bound (subject to the repayment and termination of, or obtaining a consent and waiver from the lenders under each of the Connacher Term Loan Agreement, the Connacher Revolving Credit Agreement and the Connacher Pipeline Financing Agreement);

(B)	subject to obtaining the Competition Act Approval and compliance with applicable securities laws, violate any Applicable Laws; or

(C)	cause a suspension or revocation of any Authorization, consent, approval or license currently in effect,

except, in the case of each of clauses (A)(II), (B) and (C) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Liens, suspensions or revocations which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Connacher Group (taken as a whole).

(iii)	Other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Transaction or which are required to be fulfilled following completion thereof, and except for the Competition Act Approval and Connacher Shareholders depositing their Connacher Shares to the Offer, (A) there is no legal impediment to Connacher’s performance of its obligations hereunder; and (B) no filing or registration with, or Authorization, consent or approval of, any Governmental Authority is required of Connacher in connection with the consummation of the Transaction, except for such filings or registrations which, if not made, or for such Authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect with respect to the Connacher Group (taken as a whole) or prevent or significantly impede Connacher’s performance of its obligations in furtherance of the consummation of the Transaction.

(g)	Other than as disclosed in Schedule 4.2(g) of the Connacher Disclosure Letter, subject to the Connacher Shareholders depositing their Connacher Shares to the Offer, the receipt of the Competition Act Approval and the repayment and termination of, or receipt of required approvals under, each of the Connacher Term Loan Agreement, the Connacher Revolving Credit Agreement and the Connacher Pipeline Financing Agreement, neither the execution and delivery of this Agreement by Connacher, the consummation by Connacher of the transactions contemplated by this Agreement nor compliance by Connacher with any of the provisions hereof, will require any material consents or trigger any material fees.

(h)	HSR Matters.

(i)	Connacher is a “foreign issuer” within the meaning of the HSR Act, is organized under the laws of Canada, and is not a “United States person” within the meaning of the HSR Act.

(ii)	As of the date of this Agreement, the Connacher and all entities controlled by it (within the meaning of the HSR Act), taken together, hold assets located in the United States (other than investment assets, voting or non-voting securities of another person and other assets excluded under the HSR Act) having an aggregate total value of not more than U.S.$133,900,000.

(iii)	During Connacher’s most recent fiscal year ended December 31, 2025, it and all entities controlled by it, taken together, had aggregate sales in or into the United States of not more than U.S.$133,900,000.

(i)	Connacher is authorized to issue an unlimited number of Connacher Shares and an unlimited number of first preferred shares, second preferred shares and common shares. As at the date hereof, 10,348,548 Connacher Shares and 214,071 Connacher Options are issued and outstanding, and no first preferred shares, second preferred shares or common shares of Connacher are outstanding. There are no other outstanding securities of Connacher or options, warrants, rights of conversion or exchange privileges or other securities entitling anyone to acquire any securities of Connacher or any other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Connacher of any securities. All outstanding Connacher Shares have been duly authorized and are validly issued as fully paid and non-assessable shares and have not been issued in violation of any pre-emptive rights. A true and complete copy of the register(s) of Connacher Shares and Connacher Shareholders, certified by the registrar and transfer agent for the Connacher Shares, has been disclosed in Schedule 4.2(i) of the Connacher Disclosure Letter.

(j)	Other than the rights under the Shareholder Agreement, the Connacher Stock Option Plan, the Connacher LTIP and the Connacher Transaction Incentive Program, there are no outstanding stock appreciation rights, phantom equity, profit sharing plan or similar rights, agreements, arrangements or commitments payable to any employee of Connacher and which are based upon the revenue, value, income or other attribute of Connacher.

(k)	Other than as set forth in Schedule 4.2(k) of the Connacher Disclosure Letter, the members of the Connacher Group have not guaranteed, endorsed, assumed, indemnified or accepted any responsibility for, contingently or otherwise, any indebtedness or the performance of any obligation of any other Person, other than the indemnification of directors and officers pursuant to indemnity agreements or in accordance with their respective by-laws and other than indemnification agreements or covenants that are entered into in the ordinary course of business, including pursuant to operating and similar agreements, title documents, financial services agreements, underwriting and agency agreements, asset purchase and sale agreements and credit borrowing agreements.

(l)	There are no outstanding rights of first refusal or other pre-emptive rights of purchase which entitle any person to acquire any of the rights, title, interests, property, licenses or assets of the Connacher Group that will be triggered or accelerated by the completion of the transactions contemplated by this Agreement.

(m)	The outstanding amounts owing by Connacher under each of the Connacher Term Loan Agreement, the Connacher Burgess Royalty, the Connacher Revolving Credit Agreement and the Connacher Pipeline Financing Agreement, as at the date hereof, are set forth in Schedule 4.2(m) of the Connacher Disclosure Letter.

(n)	Other than the Shareholder Agreement, Connacher is not a party to any shareholder rights plan or any other form of plan, agreement, contract or instrument that shall trigger any rights to acquire Connacher Shares or other securities of Connacher or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or completing the transactions contemplated by this Agreement.

(o)	Other than as set forth in Schedule 4.2(o) of the Connacher Disclosure Letter and except for the Shareholder Agreement, to the knowledge of Connacher none of the Connacher Shares are the subject of any escrow, voting trust or other similar agreement.

(p)	The Shareholder Agreement is a “unanimous shareholder agreement” within the meaning of Section 146 of the Canada Business Corporations Act, is in full force and effect and has not been amended, modified or supplemented. A true and complete copy of the Shareholder Agreement has been provided to Purchaser. The Shareholder Agreement is the legal, valid and binding obligation of Connacher and each Connacher Shareholder, enforceable against Connacher and each Connacher Shareholder in accordance with its terms. All Connacher Shareholders are party to and bound by the Shareholder Agreement.

(q)	Since December 31, 2025:

(i)	there has not been any Material Adverse Change respecting the Connacher Group (taken as a whole);

(ii)	there have been no material facts, transactions, events or occurrences which, to the knowledge of Connacher, would reasonably be expected to result in a Material Adverse Change respecting the Connacher Group (taken as a whole); and

(iii)	each member of the Connacher Group has conducted its business only in the ordinary and normal course, consistent with past practice.

(r)	Except in respect of Environmental Laws, each member of the Connacher Group has complied with all Applicable Laws and is not in violation of any Applicable Laws, except for such non-compliances and violations which would not have a Material Adverse Effect on the Connacher Group (taken as a whole). Connacher has not received notice of proceedings against or involving a member of the Connacher Group, or in respect of the businesses, properties or assets of the Connacher Group, and, to the knowledge of Connacher, no event has occurred which might reasonably be expected to give rise to any such proceeding. There is no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against a member of the Connacher Group in respect of its business, properties or assets.

(s)	Except: (i) as disclosed or reflected in the Connacher Financial Statements; and (ii) for liabilities and obligations: (A) incurred in the ordinary course of business and consistent with past practice since December 31, 2025; or (B) pursuant to the terms of this Agreement or any other agreement or instrument to which Purchaser is a party, or as specifically contemplated by Schedule 3.2 of the Connacher Disclosure Letter, the Connacher Group has not incurred any material liabilities of any nature, whether accrued, contingent or otherwise, whether or not such liabilities would be required by IFRS to be reflected on a balance sheet of Connacher as of the date hereof and has not been a party to any off-balance sheet arrangements, as that term is understood under IFRS.

(t)	Connacher Financial Statements.

(i)	The Connacher Financial Statements fairly present, in accordance with IFRS, consistently applied, the consolidated financial position and condition of the Connacher Group (on a consolidated basis) at the dates thereof and the results of the operations of the Connacher Group (on a consolidated basis) for the periods then ended and reflect, in accordance with IFRS, consistently applied, all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Connacher Group (on a consolidated basis), as at the dates thereof; and

(ii)	Connacher does not intend to correct or restate, nor is there, to the knowledge of Connacher, any basis for any correction or restatement of, any aspect of the Connacher Financial Statements.

(u)	Connacher has a system of internal accounting controls sufficient to provide reasonable assurances that:

(i)	transactions are executed in accordance with management’s general or specific authorization;

(ii)	transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS, and to maintain accountability for assets;

(iii)	access to assets is permitted only in accordance with management’s general or specific authorization; and

(iv)	the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(v)	The corporate records and minute books, books of account and other records of the Connacher Group (whether of a financial or accounting nature or otherwise) have been maintained in accordance with, in all material respects, Applicable Laws, accurately and fairly reflect the basis of the Connacher Financial Statements and the material transactions, acquisitions and dispositions of the Connacher Group, and will be complete and accurate in all material respects as at the Closing Date.

(w)	Each member of the Connacher Group holds all Permits which are required under Applicable Law relating to the Connacher Assets, its business or its operations, and all such Permits are in full force and effect, in each case, except as would not have a Material Adverse Effect on the Connacher Group (taken as a whole).

(x)	Connacher is a “private issuer” and is not a “reporting issuer” (or equivalent) (within the meaning of Canadian securities laws) in any jurisdiction. The Connacher Shares are not listed or posted for trading on any stock exchange.

(y)	The Connacher Reserves Report reasonably presents the estimated quantity and pre-tax net present value of Connacher’s oil, natural gas liquids and natural gas reserves attributable to the properties evaluated in such report as at the date of such report based upon information available at the time such reserves information was prepared, and, at the date of such report, it reasonably presented the aggregate estimated quantity or pre-tax net present values of such reserves or estimated monthly production volumes therefrom. Except for any impact of dispositions or production since the date of the Connacher Reserves Report, Connacher has no knowledge of a Material Adverse Change in the production or reserves from that disclosed in the Connacher Reserves Report. Connacher made available to GLJ prior to the issuance of the audit opinion of GLJ as of March 31, 2026 (effective as of December 31, 2025), for the purposes of preparing such opinion, all information requested by GLJ, which information did not contain any misstatements at the time such information was provided. A true and complete copy of the Connacher Reserves Report has been provided to Purchaser.

(z)	All royalties and rentals payable under the Connacher Leases and other title and operating documents pertaining to the Connacher Interests have been properly paid in full and in a timely manner, except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect with respect to the Connacher Group (taken as a whole).

(aa)	Except to the extent that any violation or other matter referred to in this subparagraph does not have a Material Adverse Effect on the Connacher Group (taken as a whole):

(i)	Connacher has operated its business in compliance with Environmental Laws;

(ii)	there have been no material spills, releases, deposits or discharges of Hazardous Substances into the Environment by the Connacher Group that have not been remediated in compliance with Environmental Laws;

(iii)	no orders, directives, demands or notices have been received by Connacher and remain outstanding pursuant to any Environmental Laws relating to Connacher’s business or the Connacher Assets which may require any material work, repairs or expenditures or result in any material fines, liabilities or penalties;

(iv)	Connacher has not failed to report to the proper Governmental Authorities, the occurrence of any event of which it is aware and which is required to be so reported by any Environmental Law; and

(v)	no member of the Connacher Group has received any notification pursuant to any Environmental Laws that any license, Permit or approval issued pursuant thereto is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated.

(bb)	Any and all operations conducted by the Connacher Group (and to its knowledge, all operations of Third Parties conducted on behalf of the Connacher Group) on or in respect of the Connacher Assets have been conducted in compliance with good oilfield practices, except as would not have a Material Adverse Effect with respect to the Connacher Group (taken as a whole).

(cc)	Although it does not warrant title to the Connacher Assets, it does represent and warrant that, except as would not have a Material Adverse Effect with respect to the Connacher Group (taken as a whole):

(i)	other than the Permitted Liens, the Connacher Assets are free and clear of Liens, created by, through or under any member of the Connacher Group;

(ii)	it has not received notice from (and is not otherwise aware of) any Third Party claiming an interest in and to any of the Connacher Assets adverse to the interest of the Connacher Group; and

(iii)	none of the Connacher Assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under any member of the Connacher Group.

(dd)	Except as set forth in Schedule 4.2(dd) of the Connacher Disclosure Letter, there are no material contracts to which the Connacher Group is a party or by which it is bound; for the purpose of this Agreement, “material contracts” shall include all contracts, agreements or commitments, whether oral or written, to which any member of the Connacher Group is a party or by which it is bound that is outside of the ordinary course of business of Connacher and that:

(i)	may reasonably be expected to result in a requirement of the Connacher Group to expend more than an aggregate of $10 million, or receive or be entitled to receive revenue of more than $10 million, in either case in the next 12 months;

(ii)	is a transportation, processing or marketing agreement, except for agreements terminable by the Connacher Group without bonus, penalty or other costs on not more than 90 days’ notice; or

(iii)	has been entered into with non-arm’s length parties to the Connacher Group, including with any officers, directors, consultants or employees of the Connacher Group or Persons controlled by officers, directors, consultants or employees of the Connacher Group (other than employment agreements and indemnity agreements);

and “material contracts” shall specifically exclude the Connacher Leases except to the extent such Connacher Leases are between the Connacher Group and a non-arm’s length party to Connacher.

(ee)	To Connacher’s knowledge, as of the date hereof no joint venture audits have been demanded or are underway pursuant to any of the applicable title and operating documents in respect of any of the Connacher Assets.

(ff)	Connacher has not received notice of (nor is it aware of) any default in respect of any of the Connacher Assets or under any title or operating documents or any other agreement or instrument pertaining to Connacher Interests to which it is a party or by which it or any such Connacher Interests are bound or subject, except to the extent such defaults would not in the aggregate have a Material Adverse Effect on the Connacher Group (taken as a whole).

(gg)	The material tangible depreciable property used or intended for use in connection with (and comprising part of) the Connacher Assets is not subject to any sale-leaseback arrangements, facility-related rental or other lease arrangements, in each case.

(hh)	Except as set forth in Section 4.2(hh) of the Connacher Disclosure Letter, and other than in the ordinary course of Connacher’s business, the Connacher Group: (i) has not, at the date of this Agreement received any advance payments for Petroleum Substances or services not already delivered or provided prior to receipt of payment; and (ii) is not obligated by virtue of a prepayment, gas balancing, take or pay, or other arrangement under any contract to make any production payment, refund of production payment or delivery of Petroleum Substances produced from the Connacher Assets to any person at some future time without receiving in due course (and being entitled to retain) full payment therefor at current market prices or contract prices.

(ii)	To the knowledge of Connacher, the Connacher Assets are not subject to any agreements which provide for areas of mutual interest or areas of exclusion.

(jj)	Except as set forth in the Connacher Capital Budget, as of the date hereof there are no outstanding Connacher AFEs or any other commitments, approvals or authorizations pursuant to which an expenditure of more than $5 million (or related expenditures of more than $5 million in the aggregate) may be required to be made in respect of the Connacher Assets.

(kk)	Except as set forth in Schedule 4.2(kk) of the Connacher Disclosure Letter, Connacher has not retained any financial advisor, broker, agent or finder, or paid or agreed to pay or have Purchaser pay any financial advisor, broker, agent or finder on account of this Agreement or the Transaction. Connacher has made true and complete disclosure to Purchaser in Schedule 4.2(kk) of the Connacher Disclosure Letter of all fees, commissions or other payments that may be incurred pursuant to the engagement of any financial advisors in connection with the Transaction.

(ll)	Except as set forth in Schedule 4.2(ll) of the Connacher Disclosure Letter, to the knowledge of Connacher, in connection with the transactions contemplated by this Agreement: (i) there are no payments or benefits, including accrued bonuses, owing or that will become owing to directors or officers or employees of the Connacher Group under any contract settlements, employment agreements, bonus plans, retention arrangements, change of control agreements, separation agreements or severance obligations (whether resulting from termination or alteration of duties); (ii) the Connacher Group has not forgiven nor will be required to forgive any indebtedness of any Person; and (iii) the Connacher Group has not increased nor will be required to increase any benefits otherwise payable by the Connacher Group.

(mm)	A complete and accurate list of all Connacher Employee Plans is disclosed in Schedule 4.2(mm) of the Connacher Disclosure Letter and Connacher has provided Purchaser with a copy of current plan text or plan document in respect of each Connacher Employee Plan.

(nn)	To the knowledge of Connacher, all Connacher Employee Plans are, and have been administered in all material respects in accordance with the terms of such Connacher Employee Plans and all Applicable Laws.

(oo)	There is no Claim (other than routine claims for payments of benefits) pending or, to the knowledge of Connacher, threatened involving any Connacher Employee Plan or its assets.

(pp)	To the knowledge of Connacher, the Connacher Group is in compliance with all Applicable Laws respecting employment, employment practices and standards, terms and conditions of employment, wages and hours, occupational health and safety, human rights, privacy, labour relations and workers’ compensation.

(qq)	(i) No Connacher Employee Plan is or is intended by Connacher to be, in each case within the meaning of subsection 248(1) of the Tax Act: (A) a “registered pension plan”; (B) a “retirement compensation arrangement”; or (C) an “employee life or health trust”; (ii) no Connacher Employee Plan is intended by Connacher to be, or has been found or alleged by a Governmental Authority to be, a “salary deferral arrangement” within the meaning of subsection 248(1) of the Tax Act; and (iii) no Connacher Employee Plan provides, and the Connacher Group has not otherwise promised, any post-retirement, post-employment or post-engagement health, dental, life or similar insurance benefits except to the minimum extent required by applicable employment standards legislation.

(rr)	A complete and accurate list of the directors, officers, employees and independent contractors of the Connacher Group, which includes position, length of service, location of employment, compensation and benefits and including any employment agreements, retention and bonus on commission arrangements is disclosed in Schedule 4.2(rr) of the Connacher Disclosure Letter. Other than as set forth in Schedule 4.2(rr) of the Connacher Disclosure Letter, no Connacher Employee is on long-term disability leave, on a leave of absence, receiving benefits pursuant to applicable workers’ compensation legislation or otherwise an inactive employee.

(ss)	Except as set out in Schedule 4.2(ss) of the Connacher Disclosure Letter, the Connacher Group is not a party to or bound by any contract in respect of any Connacher Employee or former Connacher Employee, which provides such employee or former employee with termination or severance entitlements in excess of those required by applicable employment standards legislation.

(tt)	The Connacher Group is not party to any collective agreement, labour contract, letter of understanding, letter of intent, voluntary recognition agreement or legally binding commitment or written communication with any labour union, trade union or employee organization or group which may qualify as a trade union in respect of or affecting Connacher Employees or independent contractors receiving remuneration for work or services provided to Connacher Group, nor is, to the knowledge of Connacher, any member of the Connacher Group subject to any union organization effort.

(uu)	Other than as set forth in Schedule 4.2(uu) of the Connacher Disclosure Letter, there is no Claim pending or, to the knowledge of Connacher, threatened involving any Connacher Employee with respect to any member of the Connacher Group with respect to any employment-related matters.

(vv)	All amounts due or accrued for all salary, wages, bonuses, incentive compensation, deferred compensation, commissions, vacation pay, sick days and benefits under the Connacher Employee Plans and other similar accruals have either been paid or are accrued and accurately reflected in the books and records of the Connacher Group. All liabilities of the Connacher Group due or accruing due to Connacher Employees or independent contractors have or shall have been paid or accrued and accurately reflected in the books and records of the Connacher Group up to and including the Closing Date, including premium contributions, remittances and assessments for employment insurance, employer health tax, Canada Pension Plan, income tax and any other employer-related legislation.

(ww)	All current premiums or assessments under applicable workers’ compensation legislation that relate to the Connacher Group have been paid or accrued and the Connacher Group has not been subject to any specialty or penalty assessment under such legislation which has not been paid.

(xx)	There are no outstanding inspection orders made under applicable occupational health and safety legislation relating to the Connacher Group. The Connacher Group is operating in compliance with all occupational health and safety laws and there are no pending or threatened charges against the Connacher Group under occupational health and safety laws. There have been no fatal or critical accidents which have occurred in the course of the operation of the business which might lead to charges under applicable occupational health and safety laws.

(yy)	Tax Matters.

(i)	Each member of the Connacher Group has (A) withheld from each payment made to any of its present or former shareholders, employees, contractors, agents, officers and directors, and to all persons who are non-residents of Canada for the purposes of the Tax Act, all amounts required by law to be withheld and has remitted such withheld amounts within the prescribed periods to the appropriate Governmental Authority, (B) remitted all Canada Pension Plan contributions, unemployment insurance premiums, employer health taxes and other taxes payable by it in respect of its employees and has remitted such amounts to the proper Governmental Authority within the time required by Applicable Law, and (C) charged, collected and remitted on a timely basis all Taxes as required by Applicable Law on any sale, supply or delivery whatsoever, made by the relevant member of the Connacher Group.

(ii)	(A) all Returns required to be filed by or on behalf of each member of the Connacher Group for periods ended on or prior, and which are due on or prior, to the date of this Agreement have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All Taxes shown to be payable on such Returns or on subsequent assessments with respect thereto and received on or prior to the date of this Agreement have been paid in full on a timely basis, and no other material Taxes are payable by any member of the Connacher Group with respect to items or periods covered by such Returns; (B) each member of the Connacher Group has paid or has withheld and remitted to the appropriate Governmental Authority all material Taxes, including any instalments or prepayments of Taxes, that are due and payable, or, where payment is not yet due, each member of the Connacher Group has established adequate accruals in conformity with IFRS in the Connacher Financial Statements for the period covered by such financial statements for any material Taxes, including income Taxes and related future Taxes, if applicable, that have not been paid and for any material Taxes accruing in respect of any period subsequent to the period covered by the Connacher Financial Statements, whether or not showing as due on any Return; (C) no material deficiencies have been asserted in writing by any Governmental Authority with respect to Taxes of any member of the Connacher Group that have not yet been settled; (D) no member of the Connacher Group is a party to any Tax sharing, Tax indemnity or Tax allocation agreement or arrangement (other than any such agreement the principal purpose of which is not to address Taxes) and does not have nor could have any material liabilities or obligations in respect of Taxes of another Person under any such agreement; (E) each member of the Connacher Group (x) is not a non-resident of Canada for the purposes of the Tax Act and is, and has at all times been, a taxable Canadian corporation for purposes of the Tax Act, or (y) is, and has at all times been, a “Canadian partnership” (within the meaning of the Tax Act); (F) no member of the Connacher Group is currently required to file any Return with any Governmental Authority located in any jurisdiction outside of Canada; (G) no member of the Connacher Group is a party to any action or proceeding for assessment or collection of a material amount of Taxes, nor, to the knowledge of Connacher, has such an event been asserted in writing by any Governmental Authority or threatened against any member of the Connacher Group; (H) no waiver or extension of any statute of limitations is in effect with respect to material Taxes of any member of the Connacher Group; (I) no Claim, assessment or reassessment by any Governmental Authority in respect of Taxes of any member of the Connacher Group is, to the knowledge of Connacher, in progress, pending or threatened and to the knowledge of Connacher, there is no reason to expect that any Claim, assessment or reassessment may be asserted against any member of the Connacher Group by a Governmental Authority.

(iii)	Each member of the Connacher Group has made available to Purchaser copies of its Returns, examination reports and statements of deficiencies and adjustments (if any) and all material communication to or from any Governmental Authority related to the Taxes of each member of the Connacher Group for which the applicable statutory limitation periods have not expired.

(iv)	No member of the Connacher Group is aware of any contingent liabilities for a material amount of Taxes or any grounds for an assessment or reassessment with respect thereto including, without limitation, aggressive treatment of income, expenses, credits or other claims for deduction under any Return or notice.

(v)	No Claim has ever been made by a Governmental Authority that any member of the Connacher Group is or may be subject to Taxes in a jurisdiction in which a member of the Connacher Group does not file Returns.

(vi)	No member of the Connacher Group has, to its knowledge, claimed or received any government assistance under section 125.7 or subsection 153(1.02) of the Tax Act to which it was not entitled pursuant to Applicable Laws.

(vii)	There are no circumstances existing which could result in the application to any member of the Connacher Group of section 17 or sections 78 to 80.04 (inclusive) of the Tax Act or any analogous provision of any comparable Applicable Law of any province or territory of Canada up to the date of this Agreement.

(viii)	No member of the Connacher Group has acquired property from a Person not dealing at arm’s length (for purposes of the Tax Act) with it in circumstances that would result in such member of the Connacher Group becoming liable to pay Taxes of such Person under subsection 160(1) of the Tax Act or any analogous provision of any comparable Applicable Law of any province or territory of Canada.

(ix)	No member of the Connacher Group has any outstanding obligations to incur and/or renounce any Canadian exploration expenditures or Canadian development expenditures to any purchaser of Connacher Shares that have not yet been fully expended and renounced.

(x)	Each member of the Connacher Group has complied with all registration, reporting, collection and remittance requirements in respect of all federal and provincial sales tax legislation including, but not limited to, the Excise Tax Act (Canada). Each member of the Connacher Group has obtained all invoices, purchase orders, and all such other documents as are necessary to report any material claim for income tax credits or refunds claimed or to be claimed pursuant to the Excise Tax Act (Canada) and any corresponding provincial legislation.

(xi)	To the knowledge of Connacher, each member of the Connacher Group has complied with all provisions of the Greenhouse Gas Pollution Pricing Act (Canada) and the Fuel Charge Regulations (Canada) promulgated thereunder, each as may be amended and including all specific proposals to amend either the Greenhouse Gas Pollution Pricing Act (Canada) or the Fuel Charge Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, including for greater certainty those draft Regulations Amending the Fuel Charge Regulations, No. 2.

(xii)	To the knowledge of Connacher, each member of the Connacher Group has complied with all provisions of the Technology Innovation and Emissions Reduction Regulation, AR 133/2019, as may be amended, including for greater certainty section 25 therein.

(xiii)	No member of the Connacher Group has made, and shall not at any time prior to Closing, make: (A) an “excessive eligible dividend designation” (as defined in the Tax Act) or; (B) a capital dividend election pursuant to subsection 83(2) of the Tax Act in an amount which exceeded the amount in its capital dividend account at the time such election was made.

(xiv)	Records or documents that meet the requirements of subsections 247(4)(a) to (c) of the Tax Act have been made and obtained by each member of the Connacher Group with respect to any material transactions between such member of the Connacher Group and any non-resident person with whom such member was not dealing at arm’s length within the meaning of the Tax Act.

(xv)	Each member of the Connacher Group has maintained and continues to maintain at its place of business in Canada all records and books of account required to be maintained under the Tax Act, the Excise Tax Act (Canada) and any analogous provision of any comparable Applicable Law of any province or territory of Canada up to the date of this Agreement, including Applicable Laws relating to sales and use taxes.

(zz)	No director, officer, insider or other non-arm’s length party to Connacher (or any associate or affiliate thereof but excluding any other member of the Connacher Group) has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any Connacher Assets.

(aaa)	No director, officer, insider or other non-arm’s length party of the Connacher Group is indebted to any member of the Connacher Group.

(bbb)	Policies of insurance naming the applicable member(s) of the Connacher Group as an insured are in force as of the date hereof, that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which Connacher operates and such policies remain in full force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement other than such cancellations as would not individually or in the aggregate have a Material Adverse Effect with respect to the Connacher Group (taken as a whole).

(ccc)	All of the Connacher Risk Management Contracts have been disclosed in Schedule 4.2(ccc) of the Connacher Disclosure Letter. Except for the Connacher Risk Management Contracts and except as specifically disclosed in the Connacher Financial Statements, as of the date hereof, the Connacher Group is not a party to or subject to any hedges, swaps or other financial instruments or like transactions.

(ddd)	The Supporting Connacher Shareholders hold or exercise control or direction over 7,619,365 Connacher Shares representing approximately 73.6% of the issued and outstanding Connacher Shares, and the Supporting Connacher Shareholders collectively constitute “Majority Holders” as such term is defined in the Shareholder Agreement.

(eee)	The operations of the Connacher Group are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority to which the Connacher Group is subject (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any Governmental Authority or arbitrator involving the Connacher Group with respect to Money Laundering Laws is pending, or, to the knowledge of Connacher, threatened.

(fff)	Neither the Connacher Group nor its directors or officers nor, to the knowledge of Connacher, any agent, employee or affiliate thereof is aware of or has taken any action, directly or indirectly, that could result in a violation by such Persons of the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act of 1977 (U.S.), or any other anticorruption law to which the Connacher Group may be subject (collectively, the “Anti-Corruption Laws”), including, without limitation, making any bribe, rebate, payoff, influence payment, kickback or other unlawful payment or making use of the mails or any means or instrumentality of interstate commerce in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value or benefit to any “foreign official” or “public official” (as such terms are defined in the applicable Anti-Corruption Laws) or any foreign political party or official thereof or any candidate for foreign political office, or any Third Party or any other Person to the benefit of the foregoing, in contravention of the Anti-Corruption Laws, and the Connacher Group and its affiliates have conducted their businesses in compliance with the Anti-Corruption Laws.

(ggg)	Neither the Connacher Group nor its directors or officers nor, to the knowledge of Connacher, any agent, employee or affiliate thereof (i) is, or is controlled by or is acting on behalf of, any Person that is currently the subject of any sanctions administered or enforced by the United States (including any sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State or the Bureau of Industry and Security of the U.S. Department of Commerce, and including, without limitation, the designation as a “specially designated national” or “blocked person”) or Canada (including sanctions administered or enforced by Global Affairs Canada and the Royal Canadian Mounted Police or other relevant sanctions authority) (collectively, “Sanctions”), or (ii) is located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions that broadly prohibit dealings with that country or territory, including, without limitation, Crimea, Sudan, Syria, Iran, Russia and North Korea, and neither the Connacher Group nor its directors or officers nor, to the knowledge of Connacher, any agent, employee or affiliate thereof were knowingly engaged in, are now knowingly engaged in, or will knowingly engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions. Neither the Connacher Group nor its directors or officers nor, to the knowledge of Connacher, any agent, employee or affiliate thereof has received any notice alleging they have violated any Sanctions, and, to the knowledge of Connacher, no condition or circumstances exist that would form the basis of any such allegations.

(hhh)	The methodology for the calculation of the Connacher Net Surplus is set forth in Schedule 1.1(hh) of the Connacher Disclosure Letter.

4.3	No Additional Representations and Warranties of Connacher

Except as expressly set forth in Section 4.2, Connacher expressly negates and disclaims, and shall not be liable for, any representation or warranty that may have been made or alleged to be made in any other document or instrument in connection herewith or in any statement or information made or communicated to Purchaser in any manner (including the engineering reports, Environmental assessments and any opinion, information or advice that may have been provided by Connacher or its Representatives).

4.4	Privacy Issues

(a)	For the purposes of this Section 4.4, “Transferred Information” means the personal information (namely, information about an identifiable individual other than their business contact information when used or disclosed for the purpose of contacting such individual in that individual’s capacity as a representative of an organization and for no other purpose) to be disclosed or conveyed to one Party or any of its Representatives or agents (for purposes of this Section 4.4, “Recipient”) by or on behalf of the other Party (for purposes of this Section 4.4, “Disclosing Party”) as a result of or in conjunction with the transactions contemplated herein, and includes all such personal information disclosed to the Recipient prior to the execution of this Agreement.

(b)	Each Disclosing Party covenants and agrees to, upon request, use its commercially reasonable efforts to advise the Recipient of the purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and the additional purposes where the Disclosing Party has notified the individual of such additional purpose, and where required by law, obtained the consent of such individual to such use or disclosure.

(c)	In addition to its other obligations hereunder, each Recipient covenants and agrees to:

(i)	prior to the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated herein, including for the purpose of determining to complete such transactions;

(ii)	after the completion of the transactions contemplated herein,

(A)	collect, use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates or for the completion of the transactions contemplated herein, unless (I) the Disclosing Party or Recipient has first notified such individual of such additional purpose, and where required by law, obtained the consent of such individual to such additional purpose, or (II) such use or disclosure is permitted or authorized by Applicable Law, without notice to, or consent from, such individual; and

(B)	where required by Applicable Law, promptly notify the individuals to whom the Transferred Information relates that the transactions contemplated herein have taken place and that the Transferred Information has been disclosed to Recipient;

(iii)	return or destroy the Transferred Information, at the option of the Disclosing Party, and to not thereafter use or disclose any of the Transferred Information, should the transactions contemplated herein not be completed; provided, however, that Recipient and its Representatives may retain such Transferred Information (A) if and as required to comply with Applicable Laws or with Recipient’s or its Representatives’ respective corporate governance and document retention policies, or (B) to the extent such Transferred Information has been automatically retained by archival or back-up computer storage in the ordinary course, and in either case such retained Transferred Information shall remain subject to the continuing obligations of confidentiality hereunder; and

(iv)	notwithstanding any other provision herein, where the disclosure or transfer of Transferred Information to Recipient requires the consent of, or the provision of notice to, the individual to which such Transferred Information relates, to not require or accept the disclosure or transfer of such Transferred Information until the Disclosing Party has first notified such individual of such disclosure or transfer and the purpose for same, and where required by Applicable Law, obtained the individual’s consent to same and to only collect, use and disclose such information to the extent necessary to complete the transactions contemplated herein and as authorized or permitted by Applicable Laws.

Article 5
CONDITIONS PRECEDENT

5.1	Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated by this Agreement (including the obligation of Purchaser to take up and pay for the Connacher Shares pursuant to the Offer) are subject to the satisfaction, on or before the Closing Date or such other time agreed to by the Parties in writing, of the following conditions:

(a)	the Closing Date shall have occurred on or before the Outside Date; and

(b)	no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Applicable Law which is then in effect and that makes illegal, restrains, enjoins or otherwise prohibits consummation of, or dissolves the transactions contemplated by this Agreement.

The foregoing conditions are for the mutual benefit of the Parties and may be asserted by either Party regardless of the circumstances and may be waived by either Party (with respect to such Party) in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which such Party may have.

5.2	Additional Conditions to Obligations of Purchaser

The obligations of Purchaser to consummate the transactions contemplated by this Agreement (including the obligation of Purchaser to take up and pay for the Connacher Shares pursuant to the Offer) are subject to the satisfaction of the following conditions:

(a)	at the Closing, all of the issued and outstanding Connacher Shares shall have been validly and irrevocably deposited under the Offer, either by the applicable Connacher Shareholder or by Connacher pursuant to Section 3.4(c), and such Connacher Shares shall be duly endorsed for transfer and delivered to Purchaser pursuant to the Offer and shall be free of any Liens and demands of whatsoever nature;

(b)	Connacher shall have delivered the Drag-Along Notice, on behalf of the Supporting Connacher Shareholders, to all Connacher Shareholders, other than the Supporting Connacher Shareholders, in accordance with Section 3.4(a);

(c)	all covenants of the Supporting Connacher Shareholders comprising the Majority Holders under the Support Agreements to be performed on or before the Closing shall have been duly performed by such Supporting Connacher Shareholders in all material respects and such Support Agreements shall be in full force and effect;

(d)	all covenants of Connacher under this Agreement to be performed on or before the Closing (without giving effect to, applying or taking into consideration any Material Adverse Effect, Material Adverse Change or other materiality qualifications already contained in such covenants) shall have been duly performed by Connacher, in all material respects; and Purchaser shall have received a certificate of Connacher addressed to Purchaser dated the Closing Date, signed on behalf of Connacher by two senior executive officers of Connacher (on Connacher’s behalf and without personal liability), confirming the same as at the Closing;

(e)	the representations and warranties of Connacher set forth in this Agreement shall be (i) true and correct in all respects for representations and warranties qualified as to Material Adverse Effect, Material Adverse Change or other materiality qualification, and (ii) for all other representations and warranties, true and correct in all respects, except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect on the Connacher Group (taken as a whole), and provided further that the representations in Sections 4.2(a), 4.2(b), 4.2(c), 4.2(d), 4.2(e), 4.2(f)(iii), 4.2(i), 4.2(p) and 4.2(ddd) shall be true and correct in all respects, in each case as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date). Purchaser shall have received a certificate of Connacher addressed to Purchaser and dated the Closing Date, signed on behalf of Connacher by two senior executive officers of Connacher (on Connacher’s behalf and without personal liability), confirming the above as at the Closing;

(f)	no Material Adverse Change respecting the Connacher Group (taken as a whole) shall have occurred after the date hereof;

(g)	no Claims, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations (whether, for greater certainty, by a Governmental Authority or any Third Party) shall be commenced, pending or threatened and no Applicable Law shall have been proposed, enacted, promulgated or applied, in either case:

(i)	seeking to cease trade, restrict, enjoin, prohibit, materially delay or impose material conditions on the transactions contemplated herein or any of the material terms and conditions of any transaction contemplated by this Agreement or seeking to obtain from Connacher any material damages directly or indirectly in connection with the transactions contemplated by this Agreement; or

(ii)	seeking to cease trade, restrict, enjoin, prohibit, materially delay or impose material conditions on the rights of Purchaser to own, hold or exercise full rights of ownership over the Connacher Shares upon the completion of the transactions contemplated by this Agreement or conduct the business conducted by the Connacher Group;

(iii)	that makes illegal or seeks to prohibit, restrain, restrict, enjoin or otherwise prohibit the completion of the transactions contemplated by this Agreement in accordance with the terms hereof or otherwise relating to the transactions contemplated by this Agreement, that would, if successful, in the judgment of Purchaser, acting reasonably and in good faith, be likely to have a Material Adverse Effect on the Connacher Group (taken as a whole) or Purchaser;

(h)	the Competition Act Approval shall have been obtained and shall be in full force and effect;

(i)	Purchaser shall be satisfied, acting reasonably, that there are no outstanding Claims or rights or securities which could become Claims or rights to Connacher Shares or any other securities of Connacher, and Connacher shall have provided to Purchaser a certificate of a senior officer certifying (on Connacher’s behalf and without personal liability) such facts on the Closing Date;

(j)	Connacher shall have delivered Connacher Surrender Agreements from each holder of Connacher Options or delivered such other evidence to Purchaser, acting reasonably, that all Connacher Options have either been exercised, surrendered or terminated, and the Connacher Stock Option Plan has been terminated, in each case effective as of the Closing Date;

(k)	Purchaser shall have received a certificate of Connacher providing particulars of the Connacher Closing Date Net Surplus and such other evidence as may be requested by Purchaser, acting reasonably, addressed to Purchaser and dated the Closing Date, signed on behalf of Connacher by two senior executive officers of Connacher (on Connacher’s behalf and without personal liability), confirming the above as at such dates;

(l)	Connacher shall have delivered to Purchaser an executed payout letter from Computershare Advantage Trust of Canada setting forth the aggregate amount outstanding under the Connacher Term Loan Agreement as at the Closing Date, which is required to repay in full all obligations, liabilities and indebtedness of Connacher under the Connacher Term Loan Agreement and which payout letter shall contain a release and discharge of all Liens granted by each member of the Connacher Group in connection with the Connacher Term Loan Agreement and a termination of the Connacher Term Loan Agreement and all documents related thereto (except for customary surviving obligations thereunder), which releases, discharges and termination shall be conditional solely upon receipt by Computershare Advantage Trust of Canada of the amounts referenced in the payout letter referred to in this Section 5.2(l) from, or on behalf of, Purchaser; and

(m)	Connacher shall have delivered to Purchaser an executed payout letter from The Bank of Nova Scotia, as administrative agent, setting forth the aggregate amount outstanding under the Connacher Revolving Credit Agreement as at the Closing Date, which is required to repay in full all obligations, liabilities and indebtedness of Connacher under the Connacher Revolving Credit Agreement (other than in respect of the Closing Date Letters of Credit to the extent that such Closing Date Letters of Credit are fully cash-collateralized or arrangements with respect thereto have otherwise been entered into, in either case on terms satisfactory to the issuing lender thereof under the Connacher Revolving Credit Agreement) and which payout letter shall contain a release and discharge of all Liens granted by each member of the Connacher Group in connection with the Connacher Revolving Credit Agreement (other than Liens in respect of any cash-collateralized Closing Date Letters of Credit) and a termination of the Connacher Revolving Credit Agreement and all documents related thereto (except for customary surviving obligations thereunder), which releases, discharges and termination shall be conditional solely upon receipt by The Bank of Nova Scotia, as administrative agent, of the amounts referenced in the payout letter referred to in this Section 5.2(m) from, or on behalf of, Purchaser.

The conditions in this Section 5.2 are for the exclusive benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances or may be waived by Purchaser in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Purchaser may have.

5.3	Additional Conditions to Obligations of Connacher

The obligations of Connacher to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions:

(a)	at the Closing, and subject to the satisfaction or waiver of the conditions set forth in this Agreement, Purchaser shall take up and pay for all Connacher Shares deposited pursuant to the Offer and shall pay to the depositing Connacher Shareholders the applicable portion of the Purchase Price payable hereunder (subject to any withholding pursuant to Section 2.9) in accordance Section 2.1(a)(v); and

(b)	all covenants of Purchaser under this Agreement to be performed on or before the Closing (without giving effect to, applying or taking into consideration any Material Adverse Effect, Material Adverse Change or other materiality qualifications already contained in such covenants) shall have been duly performed by Purchaser in all material respects; and Connacher shall have received a certificate of Purchaser addressed to Connacher dated the Closing Date, signed on behalf of Purchaser by two senior executive officers of Purchaser (on Purchaser’s behalf and without personal liability), confirming the same as at the Closing.

The conditions in this Section 5.3 are for the exclusive benefit of Connacher and may be asserted by Connacher regardless of the circumstances or may be waived by Connacher in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Connacher may have.

5.4	Notice and Effect of Failure to Comply with Conditions

(a)	Each Party shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Closing, of any event or state of facts which occurrence or failure would, or would reasonably be expected to:

(i)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Closing; or

(ii)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by either Party hereunder prior to the Closing.

(b)	Purchaser may not exercise its right to terminate this Agreement pursuant to Section 8.1(c)(i), and Connacher may not exercise its right to terminate this Agreement pursuant to Section 8.1(d), unless the Party seeking to terminate the Agreement (the “Terminating Party”) has delivered a written notice (the “Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for the termination right. If any such notice is delivered, provided that the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date (it being agreed that matters arising out of breach of this Agreement that is a consequence of either of the following are not capable of being cured: (i) Fraud; or (ii) an act undertaken by the Breaching Party with the actual knowledge that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement), the Party seeking to terminate may not exercise such termination right until the earlier of (A) the Outside Date, and (B) the date that is 5 Business Days following receipt of such Termination Notice by the Breaching Party, if such matter has not been cured by such date.

Article 6
Agreement as to REMEDIES

6.1	Injunctive Relief and Remedies

Each Party agrees that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed by the other Party in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to injunctive relief to restrain any breach or threatened breach by the other Party of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith, this being in addition to any other remedy to which such Party may be entitled at law or in equity.

Article 7
AMENDMENT

7.1	Amendment

This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each Party, provided that no such amendment, supplement or modification to any Financing Source Provision (and any other provision of this Agreement to the extent that any amendment, supplement or modification of such other provision would modify the substance of any Financing Source Provision) shall be effective without the prior written consent of the Financing Sources.

7.2	Waiver

Connacher, on the one hand, and Purchaser, on the other hand, may:

(a)	extend the time for the performance of any of the obligations or acts of the other;

(b)	waive compliance with any of the other’s agreements or the fulfillment of any conditions to its own obligations contained herein; or

(c)	waive inaccuracies in any of the other’s representations or warranties contained herein or in any document delivered by the other;

provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and any waiver shall affect only the matter, and the occurrence thereof, specifically identified in the applicable written instrument and shall not extend to any other matter or occurrence. The failure or delay by a Party in enforcing, or insisting upon strict performance of, any provision of this Agreement does not constitute a waiver of such provision or in any way affect the enforceability of this Agreement (or any of its provisions) or deprive a Party of the right, at any time or from time to time, to enforce or insist upon strict performance of that provision or any other provision of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, the Financing Source Provisions (and any other provision of this Agreement to the extent that any extension or waiver of such other provision would modify the substance of any Financing Source Provision) may not be extended or waived without the prior written consent of the Financing Sources.

Article 8
TERMINATION

8.1	Termination

This Agreement may be terminated at any time prior to the Closing:

(a)	by mutual written agreement of the Parties;

(b)	by either Party if:

(i)	the Closing has not occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this clause shall not be available to either Party whose failure to fulfill any of its obligations in this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or prior to such date; or

(ii)	any Applicable Law makes the consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited, and such Applicable Law has become final and non-appealable.

(c)	by Purchaser if:

(i)	subject to Section 5.4, Connacher breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or breaches would or would reasonably likely, individually or in the aggregate, give rise to the failure of a condition set forth in Section 5.1 or Section 5.2, except that the right to terminate this Agreement under this Section 8.1(c)(i) shall not be available to Purchaser if its failure to fulfill any of its obligations in this Agreement has been the cause of, or resulted in, the failure of any of the conditions in Section 5.1 or Section 5.2;

(ii)	(A) Connacher breaches any of its covenants or agreements in any material respect in Section 3.4 or 3.6, or (B) any Supporting Connacher Shareholder comprising the Majority Holders breaches its respective covenants or agreements in the applicable Support Agreement in any material respect; or

(iii)	a Material Adverse Effect in respect of Connacher occurs.

(d)	by Connacher if, subject to Section 5.4, Purchaser breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or breaches would or would reasonably likely, individually or in the aggregate, give rise to the failure of a condition set forth in Section 5.1 or Section 5.3, except that the right to terminate this Agreement under this Section 8.1(d) shall not be available to Connacher if its failure to fulfill any of its obligations in this Agreement has been the cause of, or resulted in, the failure of any of the conditions in Section 5.1 or Section 5.3.

In the event of the termination of this Agreement in the circumstances set forth in paragraphs (a) through (d) of this Section 8.1, this Agreement shall forthwith become void and of no further force and effect and no Party shall have any liability or further obligation to the other hereunder, except that the obligations set forth in or as otherwise specified in Sections 1.5, 1.12, 3.9, 3.10, 4.4, 8.1, 9.1, 10.1, 10.2, 10.3, 10.4, 10.6 and 10.7 and each Party’s obligations under the Confidentiality Agreement, shall survive such termination.

Except as set forth herein, the exercise by either Party of any right of termination hereunder shall be without prejudice to any other remedy available to such Party (including the Terminating Party’s right to pursue all legal remedies, which shall survive the termination of the Agreement unimpaired) and for greater certainty nothing in this Section 8.1 shall relieve either Party from liability for any breach by it of this Agreement that occurred prior to the date of termination.

Article 9
NOTICES

9.1	Notices

All notices which may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by email transmission and in the case of:

(a)	Purchaser, addressed to:

Greenfire Resources Ltd.
Suite 800, 350 – 7th Avenue SW
Calgary, Alberta T2P 3N9

Attention:	[Redacted – Name]
E-mail:	[Redacted – Contact Information]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
855 - 2nd Street S.W.
Suite 3500, Bankers Hall East Tower
Calgary, Alberta, T2P 4J8

Attention:	Kevin Kerr and Olga Kary
Email:	kevin.kerr@blakes.com and olga.kary@blakes.com

(b)	Connacher, addressed to:

Connacher Oil and Gas Limited
Suite 3100, 333 – 7th Avenue SW

Calgary, Alberta T2P2Z1

Attention:	[Redacted – Name]
E-mail:	[Redacted – Contact Information]

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP

400 3rd Avenue SW, Suite 3700

Calgary Alberta T2P 4H2

Attention:	Justin Ferrara
E-mail:	justin.ferrara@nortonrosefulbright.com

or such other addresses as the Parties may, from time to time, advise to the other Party by notice in writing. The date or time of receipt of any such notice shall be deemed to be the date of delivery or the time such email transmission is received.

Article 10
GENERAL

10.1	Assignment and Enurement

Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any Party without the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed, and any attempt to do so will be void. Subject to this Section 10.1, this Agreement is binding upon, inures to the benefit of and is enforceable by the Parties and their respective successors and permitted assigns.

10.2	Costs

Except as contemplated herein, each Party covenants and agrees to bear its own fees, costs and expenses in connection with the transactions contemplated by this Agreement. For greater certainty, all Connacher Transaction Costs shall be paid by Connacher or reflected in Connacher Net Surplus as a reduction to the Purchase Price.

10.3	Severability

If any term or provision of this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining terms and provisions contained herein shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.4	Further Assurances

Each Party shall, from time to time and at all times hereafter, at the request of the other Party, but without further consideration, do all such further acts and things, and execute and deliver all such further documents and instruments and provide all such further assurances as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.5	Time of Essence

Time shall be of the essence of this Agreement.

10.6	Governing Law; Waiver of Jury Trial

(a)	This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta.

(b)	Notwithstanding anything herein to the contrary, Purchaser and Connacher hereby irrevocably waive, to the fullest extent permitted by law, all rights of trial by jury in any Claims (whether based upon contract, tort or otherwise) arising out of or relating to this Agreement, the Transaction or any of the other transactions contemplated hereby or thereby.

10.7	Third Party Beneficiaries

(a)	The provisions of Section 2.7 are: (i) intended for the benefit of the persons mentioned therein, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and their respective heirs, executors, administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and Purchaser shall hold the rights and benefits of Section 2.7 in trust for and on behalf of the Third Party Beneficiaries, as applicable, and each of Purchaser and Connacher hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the applicable Third Party Beneficiaries; and (ii) in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

(b)	The Parties hereby agree that the Financing Sources are express third party beneficiaries of the Financing Source Provisions and shall be entitled to rely on and enforce the Financing Source Provisions and the Financing Source Parties are expressly third party beneficiaries of Section 10.8 and shall be entitled to rely on and enforce the terms thereof.

(c)	Except as provided by Section 10.1, Section 10.7(a) and Section 10.7(b), the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person other than the Parties, and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

10.8	Liability of Financing Source Parties

Without limiting the rights of Purchaser under the Debt Financing Letters or any other agreement entered into in connection with any Financing, notwithstanding anything to the contrary contained herein, each Party agrees that neither Connacher, nor any of its affiliates or Representatives, shall (a) have any rights or claims (and hereby waives any rights or claims), whether in contract, in tort, in law, in equity or otherwise, against any Financing Source Party in connection with this Agreement, any Financing or the transactions contemplated hereby or thereby or the performance of any services thereunder or (b) commence (and, if commenced, agrees to dismiss or otherwise terminate, and not to assist) any Claim against any Financing Source Party in connection with this Agreement, any Financing or the transactions contemplated hereby or thereby or the services provided thereunder. In addition, in no event will any Financing Source Party have any obligation or liability to Connacher arising out of or relating to this Agreement, any Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, nor shall any Financing Source Party be liable to Connacher or any of its affiliates or Representatives for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business or anticipated savings) or damages of a tortious nature arising out of or relating to any Financing, this Agreement or the transactions contemplated hereby or the services provided thereunder. Nothing in this Section 10.8 shall limit the rights that Purchaser or any of its affiliates has to a Financing or pursuant to any agreement entered into in connection with a Financing, including the Debt Financing Letters, or any related financing documentation, including documentation in respect of the foregoing.

10.9	Counterparts; Electronic Delivery

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument. The Parties shall be entitled to rely upon the delivery of an executed facsimile or similar executed electronic copy (including by DocuSign) of this Agreement, and such facsimile or similar executed electronic document shall be legally effective to create a valid and binding agreement between the Parties.

[Signature page follows]

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first above written by their respective officers thereunto duly authorized.

GREENFIRE RESOURCES LTD.

Per:	(Signed) “Colin Germaniuk”

CONNACHER OIL AND GAS LIMITED

Per:	(Signed) “Jeremy Gizen”

SCHEDULE “A”

OFFER TO PURCHASE

(see attached)

Schedule “A” – Offer to Purchase

OFFER TO PURCHASE

Greenfire Resources Ltd.

Suite 800, 350 – 7th Avenue SW

Calgary, Alberta T2P 3N9

TO:	The holders (“Connacher Shareholders”) of Class A common shares (the “Connacher Shares”) in the capital of Connacher Oil and Gas Limited (“Connacher”)

FROM:	Greenfire Resources Ltd. (“Purchaser” or “Greenfire”)

RE:	Offer to Purchase all Outstanding Connacher Shares (the “Offer”)

THE OFFER

Subject to the terms and conditions set forth below and in the accompanying letter of acceptance and transmittal (the “Letter of Transmittal”), Purchaser hereby offers to purchase all of the outstanding Connacher Shares (including any Connacher Shares issuable pursuant to the exercise of stock options to acquire Connacher Shares (“Connacher Options”)) for aggregate cash consideration of $1.29 billion, plus the Connacher Net Surplus Price Increase Amount or minus the Connacher Net Surplus Price Decrease Amount, as applicable (the “Purchase Price”). The Connacher Shares to be purchased under the Offer may be acquired by Purchaser or a through a wholly-owned subsidiary.

DEFINITIONS

See Schedule “A” for the meaning of capitalized terms used but not otherwise defined in this Offer.

CALCULATION OF THE PURCHASE PRICE

The Purchase Price of $1.29 billion is subject to adjustment based on the amount of the Connacher Net Surplus. The Connacher Net Surplus Target is equal to $0.00. The amount by which the Connacher Closing Date Net Surplus is greater than or less than the Connacher Net Surplus Target will be either added to or subtracted from the final Purchase Price, as applicable.

Assuming that: (i) the Connacher Closing Date Net Surplus is equal to the Connacher Net Surplus Target, and (ii) all Connacher Options are surrendered for cash, Connacher Shareholders will receive, in exchange for each Connacher Share held, approximately $[•] in cash. This amount may be lower if the Connacher Closing Date Net Surplus is less than the Connacher Net Surplus Target, which is the current expectation of Connacher.

SUMMARY TERMS OF THE OFFER

The Offer contained herein is conditional upon the satisfaction of the other terms and conditions set forth in the Pre-Acquisition Agreement, as further described below. The Pre-Acquisition Agreement will be available on Greenfire’s SEDAR+ profile at www.sedarplus.ca and on Greenfire’s EDGAR profile at www.sec.gov.

Certain Connacher Shareholders representing approximately 73.6% of the issued and outstanding Connacher Shares have signed agreements in support of the Offer (the “Supporting Connacher Shareholders”). Pursuant to those agreements, the Supporting Connacher Shareholders will, among other things, (a) deposit under this Offer all Connacher Shares beneficially owned or controlled by them, directly or indirectly; and (b) as Majority Holders (as defined in the Shareholder Agreement), determine to consummate the transactions contemplated by the Pre-Acquisition Agreement as a Corporate Sale Transaction (as defined in the Shareholder Agreement) and cause the Drag-Along Notice to be delivered to all other Connacher Shareholders in accordance with the Shareholder Agreement concurrently with this Offer, as further described below.

The Offer shall remain open until 5:00 p.m. (Calgary time) on August [•], 2026, or such later time or date as may be fixed by Purchaser from time to time in accordance with the terms and conditions of the Pre-Acquisition Agreement (the “Offer Period”).

MANNER OF ACCEPTANCE

The Offer may be accepted during the Offer Period by completing and signing the enclosed Letter of Transmittal and returning the executed copy, together with the share certificate(s) representing Connacher Shares, to Odyssey Trust Company, Trader’s Bank Building, 1100 – 67 Yonge Street, Toronto, Ontario M5E 1J8, Attention: Corporate Actions, email: corp.actions@odysseytrust.com, as instructed in the Letter of Transmittal, as soon as possible and in any event no later than 5:00 p.m. (Calgary time) on August [●], 2026.

Purchaser reserves the right to permit a holder of Connacher Shares to accept the Offer in a manner other than as set forth above.

All deposits of Connacher Shares pursuant to this Offer are irrevocable except in the event that the Pre-Acquisition Agreement is terminated in accordance with its terms in which case all deposits of Connacher Shares shall automatically be revoked and returned.

TAX WITHHOLDINGS

Subject to the withholding described under the heading “Non-Resident Withholding and Escrow Agreement” below, Purchaser shall be entitled to deduct and withhold from any consideration otherwise payable to any Connacher Shareholder under the Offer such amounts as Purchaser is required to deduct and withhold on account of Taxes from such consideration in accordance with Applicable Laws. Any such amounts will be deducted and withheld from the consideration payable pursuant to the Offer and shall be treated for all purposes as having been paid to the Connacher Shareholder in respect of which such deduction and withholding was made, provided that such amounts deducted or withheld are actually remitted to the appropriate Governmental Authority.

NON-RESIDENT WITHHOLDING AND ESCROW AGREEMENT

(a)	With respect to each Non-Resident Shareholder, Purchaser shall, unless such Non-Resident Shareholder has provided to Purchaser and Connacher at least three (3) Business Days prior to Closing (I) a Section 116 Certificate with a Certificate Limit that is greater than or equal to the aggregate Purchase Price payable to such Non-Resident Shareholder, or (II) Exemption Evidence, enter into a Non-Resident Escrow Agreement with such Non-Resident Shareholder and the Tax Escrow Agent on or prior to Closing, and Purchaser shall:

(i)	withhold from the Purchase Price otherwise deliverable to the Non-Resident Shareholder the Relevant Amount; and

(ii)	remit the Relevant Amount to the Tax Escrow Agent in accordance with the provisions of the Non-Resident Escrow Agreement.

(b)	Where a Non-Resident Shareholder has delivered Exemption Evidence in accordance with (a), Purchaser will not deduct or withhold any amount under section 116 of the Tax Act from (i) the aggregate Purchase Price otherwise payable to such Non-Resident Shareholder, or (ii) where such Non-Resident Shareholder is a partnership, such portion of the aggregate Purchase Price otherwise payable to such Non-Resident Shareholder that is allocable to each partner of such Non-Resident Shareholder that is a non-resident of Canada for the purposes of the Tax Act.

(c)	For greater certainty, Purchaser agrees that it will enter into a Non-Resident Escrow Agreement with any Non-Resident Shareholder that has not provided to Purchaser, at least three (3) Business Days prior to Closing:

(i)	a Section 116 Certificate with a Certificate Limit that is greater than or equal to (I) the aggregate Purchase Price payable to such Non-Resident Shareholder, or (II) where such Non-Resident Shareholder is a partnership, the total of all portions of the aggregate Purchase Price payable to such Non-Resident Shareholder each of which is allocable to a partner of such Non-Resident Shareholder that is a nonresident of Canada for the purposes of the Tax Act, or

(ii)	Exemption Evidence in accordance with (a).

(d)	If a Section 116 Certificate is issued and delivered to the Purchaser, Connacher and the Tax Escrow Agent on or before the Remittance Date and the Certificate Limit fixed on such Section 116 Certificate is less than the amount of the Purchase Price allocable to such Non-Resident Shareholder, then the Tax Escrow Agent shall:

(i)	on the Remittance Date or, if the Remittance Date is not a Business Day, on the Business Day next immediately following the Remittance Date, remit to the Receiver General for Canada from the Relevant Amount, the amount by which the Relevant Amount exceeds 25% of the Certificate Limit fixed on such Section 116 Certificate; and

(ii)	within five (5) Business Days following receipt of such Section 116 Certificate, release the balance of the Relevant Amount, if any, to the particular Non-Resident Shareholder in accordance with the Non-Resident Escrow Agreement.

(e)	Notwithstanding anything herein contained to the contrary, if a Relevant Amount is being held by the Tax Escrow Agent in respect of a Non-Resident Shareholder, and if the Canada Revenue Agency issues a letter authorizing Purchaser or such Tax Escrow Agent to, notwithstanding the provisions of the Tax Act, continue to hold the Relevant Amount until the Canada Revenue Agency’s review of the application for a Section 116 Certificate has been finalized, the Tax Escrow Agent shall (and shall be instructed by Purchaser to) continue to hold the Relevant Amount in respect of such Non-Resident Shareholder until the earlier of: (i) the date upon which the Canada Revenue Agency requests payment of a cash amount; and (ii) the date upon which a Section 116 Certificate is delivered to the Purchaser, Connacher and the Tax Escrow Agent.

(f)	If the Canada Revenue Agency indicates that payment of an amount which is not more than the Relevant Amount would allow the CRA to issue a Section 116 Certificate to a Non-Resident Shareholder, the Tax Escrow Agent shall, upon direction from the Purchaser not to be unreasonably withheld, pay the amount to the Receiver General for Canada from the Relevant Amount and, upon delivery of the relevant Section 116 Certificate to the Purchaser, Connacher and the Tax Escrow Agent, and upon receipt of confirmation from the Purchaser that the Section 116 Certificate does not contain any material errors, the Tax Escrow Agent shall, within five (5) Business Days following receipt of such Section 116 Certificate, release the remainder of the Relevant Amount, if any, to the particular Non-Resident Shareholder in accordance with the Non-Resident Escrow Agreement.

PAYMENT FOR THE CONNACHER SHARES

Purchaser will pay for the Connacher Shares tendered in acceptance of the Offer by paying the applicable portion of the Purchase Price (subject to applicable withholdings) at Closing in accordance with the Offer and the instructions specified in the Letter of Transmittal.

DRAG-ALONG OF CONNACHER SHARES NOT DEPOSITED

Concurrent with this Offer, Connacher, on behalf of the Supporting Connacher Shareholders, has delivered to the Connacher Shareholders the Drag-Along Notice and a letter to Connacher Shareholders in support of this Offer. Connacher has agreed to use commercially reasonable efforts to obtain an executed Letter of Transmittal from each Connacher Shareholder within 30 days of the delivery of the Drag-Along Notice. If any of the Connacher Shareholders do not execute a Letter of Transmittal within such 30-day period, Connacher, as attorney for such Connacher Shareholders under the irrevocable proxy and power of attorney granted pursuant the Shareholder Agreement, will execute and deliver to Purchaser a Letter of Transmittal for and on behalf of such Connacher Shareholders.

CONDITIONS TO THE OFFER

The Offer is subject to certain closing conditions set forth in the Pre-Acquisition Agreement. The obligation of Purchaser to complete the purchase of the Connacher Shares is subject to certain closing conditions including, but not limited to: (a) all of the outstanding Connacher Shares being validly deposited under the Offer; (b) compliance in all material respects with all covenants and obligations of Connacher required to be performed on or prior to Closing; (c) certain representations and warranties of Connacher being true and correct at Closing except where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Connacher Group (taken as a whole); (d) certain representations and warranties of Connacher being true and correct at Closing; (e) the absence of a Material Adverse Change in respect of the Connacher Group (taken as a whole); (f) the absence of Claims or proceedings seeking to enjoin, prohibit or impose material conditions on the transactions contemplated by the Pre-Acquisition Agreement that would, if successful, be likely to have a Material Adverse Effect on the Connacher Group (taken as a whole) or Purchaser; (g) the Competition Act Approval having been obtained and in full force and effect; (h) the absence of outstanding Claims or rights or securities which could become Claims or rights to Connacher Shares; (i) Connacher having delivered the Connacher Surrender Agreements from each holder of holders of Connacher Option; (j) Connacher having delivered to Purchaser a certificate providing particulars of the Connacher Net Surplus as of the Closing Date; and (k) Connacher having delivered executed payout letters in respect of the repayment of the amounts outstanding under the Connacher Term Loan Agreement and the Connacher Revolving Credit Agreement.

The obligations of Connacher under the Pre-Acquisition Agreement are subject to certain closing conditions including, but not limited to: (a) the taking up of and payment by Purchaser for all Connacher Shares deposited pursuant to the Offer; and (b) compliance in all material respects with all covenants and obligations of Purchaser required to be performed on or prior to Closing.

The obligations of Connacher and Purchaser under the Pre-Acquisition Agreement are also subject to the following mutual closing conditions: (a) the Closing Date occurring on or before the Outside Date; and (b) the absence of any Applicable Law prohibiting the transactions contemplated by the Pre-Acquisition Agreement.

ABOUT THE PURCHASER

Greenfire Resources Ltd. is an oil sands producer actively developing its long-life and low-decline thermal oil assets in the Athabasca region of Alberta, Canada, with its registered offices in Calgary, Alberta. Greenfire plans to leverage its large resource base and significant infrastructure in place to drive meaningful, capital-efficient production growth. As part of Greenfire’s commitment to operational excellence, safe and reliable operations remain a top priority for Greenfire. Greenfire’s common shares are listed on the Toronto Stock Exchange and New York Stock Exchange under the trading symbol “GFR”. For more information, visit www.greenfireres.com.

Certain statements contained in the “About the Purchaser” section above constitute forward-looking information and forward-looking statements (collectively, “forward-looking information”) within the meaning of applicable securities laws. The forward-looking information is based on Greenfire’s current internal expectations, estimates, projections, assumptions, and beliefs. Such forward-looking information is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information. Greenfire believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable as of the time of such information, but no assurance can be given that these factors, expectations and assumptions will prove to be correct, and such forward-looking information should not be unduly relied upon. For further information, please refer to Greenfire’s Annual Information Form dated March 12, 2026 and other public disclosure documents, which are available on Greenfire’s SEDAR+ profile at www.sedarplus.ca and on Greenfire’s EDGAR profile at www.sec.gov.

[signature page follows]

This Offer is dated this 13th day of July, 2026

GREENFIRE RESOURCES LTD.

Per:
Name:
Title:

SCHEDULE “A”

DEFINITIONS

●	“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner pursuant to section 102 of the Competition Act with respect to the transactions contemplated by the Pre-Acquisition Agreement;

●	“Applicable Laws”, in the context that refers to one or more persons, means any domestic or foreign, federal, state, provincial, municipal, regional or local law (statutory, common, or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated, or applied by a Governmental Authority and any terms or conditions of any grant of approval, permission, authority or license of any Governmental Authority, that is binding upon or applicable to such person or persons or its business or their business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

●	“Business Day” means any day, other than Saturday, Sunday or a statutory holiday in the Province of Alberta;

●	“Certificate Limit” means in respect of (i) a Section 116 Certificate issued under subsection 116(2) of the Tax Act, the certificate limit (as that term is used in subsection 116(2) of the Tax Act) set forth in a Section 116 Certificate issued in respect of a disposition of Connacher Shares, and (ii) a Section 116 Certificate issued under subsection 116(4) of the Tax Act, the proceeds of disposition set forth in a Section 116 Certificate issued in respect of a disposition of Connacher Shares;

●	“Claim” means any claim, demand, lawsuit, action, proceeding, order, arbitration or governmental investigation, in each case, whether asserted, threatened, pending or existing;

●	“Closing” means the initial take up and payment of the Connacher Shares by Purchaser and the payment by Purchaser of the Purchase Price payable pursuant to the Offer and the completion of all matters incidental thereto;

●	“Closing Date” means the date that Closing occurs, which is currently expected to be on or about August 12, 2026, or such other date as the Parties hereto agree in writing, and in any event not later than the Outside Date;

●	“Competition Act Approval” means, in respect of the transactions contemplated by the Pre-Acquisition Agreement, that:

(i)	the Commissioner shall have issued an Advance Ruling Certificate; or

(ii)	both (A) the applicable waiting period under subsection 123(1) of the Competition Act shall have expired or shall have been terminated under subsection 123(2) of the Competition Act, or the obligation to submit a notification under Part IX of the Competition Act shall have been waived pursuant to paragraph 113(c) of the Competition Act and, (B) unless such requirement is waived in writing by Purchaser in its sole discretion, the Commissioner shall have issued a No Action Letter;

●	“Connacher Board” means the board of directors of Connacher;

●	“Connacher Closing Date Net Surplus” means Connacher’s bona fide good faith detailed calculation of the Connacher Net Surplus as of the Closing Date;

●	“Connacher Disclosure Letter” means the letter of Connacher addressed to Purchaser dated the date of the Pre-Acquisition Agreement providing disclosure of certain information;

●	“Connacher Group” means, collectively, Connacher, Great Divide Midstream GP and Great Divide Midstream Limited Partnership;

●	“Connacher LTIP” means the 2026 employee long-term incentive plan of Connacher;

●	“Connacher Net Surplus” means the net surplus of Connacher which includes, without duplication, any and all cash and cash equivalents (including any cash proceeds from the exercise of Connacher Options), accounts receivable (excluding any Tax Refunds), prepaid expenses, deposits, Tax Refunds, long-term debt (including under the Connacher Term Loan Agreement and the Connacher Revolving Credit Agreement), accounts payable (excluding any current Tax liabilities), product inventory and line-fill assets, current Tax liabilities, in each case inclusive of any and all accrued liabilities, calculated in accordance with IFRS, and, for greater certainty, including the Connacher Transaction Costs, calculated in accordance with the methodology and in the form disclosed in Schedule 1.1(ii) of the Connacher Disclosure Letter;

●	“Connacher Net Surplus Price Decrease Amount” means if the Connacher Closing Date Net Surplus is less than the Connacher Net Surplus Target, then the difference of (i) the Connacher Net Surplus Target minus (ii) the Connacher Closing Date Net Surplus.

●	“Connacher Net Surplus Price Increase Amount” means if the Connacher Closing Date Net Surplus is greater than the Connacher Net Surplus Target, then the difference of (i) the Connacher Closing Date Net Surplus minus (ii) the Connacher Net Surplus Target.

●	“Connacher Net Surplus Target” means $0.00;

●	“Connacher Revolving Credit Agreement” means the credit agreement dated as of December 22, 2025 among Connacher, as borrower, the lenders party thereto from time to time, and The Bank of Nova Scotia, as administrative agent, as further amended, supplemented, restated or amended and restated from time to time;

●	“Connacher Surrender Agreements” means agreements, in form satisfactory to each of Connacher and Purchaser, acting reasonably, to be entered into between Connacher and the holders of Connacher Options whereby each holder of Connacher Options agrees to surrender such Connacher Options in accordance with Section 2.5 of the Pre-Acquisition Agreement;

●	“Connacher Term Loan Agreement” means the second amended and restated credit agreement dated as of December 22, 2025 among Connacher, as borrower, the lenders party thereto from time to time, and Computershare Advantage Trust of Canada, as administrative agent and as collateral agent, as further amended, supplemented, restated or amended and restated from time to time;

●	“Connacher Transaction Costs” means all costs and expenses incurred by Connacher in connection with the transactions contemplated by the Pre-Acquisition Agreement paid or proposed to be made on or prior to the Closing Date, including all short term incentive bonus payments, payments in connection with the Connacher Stock Option Plan (including all payments paid to Connacher Optionholders pursuant to the Connacher Surrender Agreements), Connacher LTIP and the Connacher Transaction Incentive Program, any change of control, severance, separation or similar payments paid to officers of the Connacher Group, “run off” directors’ and officers’ liability insurance costs, legal, accounting, audit, engineering, financial advisory, printing fees, fees to obtain required regulatory approvals and consents and all other administrative or professional fees, costs and expenses of Third Parties incurred by Connacher, all of which costs and expenses are disclosed in the Connacher Disclosure Letter;

●	“Connacher Transaction Incentive Program” means the transaction incentive program of Connacher effective for the 2026 calendar year, adopted by the Connacher Board on May 13, 2026;

●	“Drag-Along Notice” means the irrevocable written notice delivered, or caused to be delivered, by the Supporting Connacher Shareholders, as Majority Holders, to all other Connacher Shareholders (with a copy to Connacher) pursuant to Section 6.1 of the Shareholder Agreement expressly invoking the drag-along rights and shareholder obligations set out in Article 6 thereof;

●	“Exemption Evidence” means, collectively: (i) evidence issued by the Canada Revenue Agency or Minister of National Revenue in a form satisfactory to Purchaser, acting reasonably, that Connacher Shares beneficially owned by a Non-Resident Shareholder (either directly or, where the Non-Resident Shareholder is a partnership, indirectly by any partner of the Non-Resident Shareholder that is a non-resident of Canada for purposes of the Tax Act), are “treaty-protected property” (for the purposes of the Tax Act) to such Non-Resident Shareholder on the basis that such Non-Resident Shareholder is an exempt organization for purposes of paragraph 1 of Article XXI of the Canada – United States Tax Convention, 1980, and (ii) a duly executed Canada Revenue Agency Form T2062C “Notification of an acquisition of treaty-protected property from a nonresident vendor” delivered to Purchaser at least three (3) Business Days prior to Closing;

●	“Governmental Authority” means: (i) any international, multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (ii) any subdivision, agency, agent or authority of any of the foregoing; or (iii) any quasi-governmental or private body, including any tribunal, commission, regulatory agency, stock exchange (including the Stock Exchanges) or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

●	“IFRS” means Canadian generally accepted accounting principles for publicly accountable enterprises, being International Financial Reporting Standards as adopted by the Canadian Accounting Standards Board;

●	“Material Adverse Change” or “Material Adverse Effect” means, with respect to a Party, any effect, change, event, development, circumstance or occurrence that, individually or in the aggregate with other such effects, changes, events, developments, circumstances or occurrences is, or would reasonably be expected to be, material and adverse to the condition (financial or otherwise), business, operations, results of operations, assets, liabilities (contingent or otherwise), properties or capitalization of such Party, other than any effect, change, event or development resulting from:

(i)	general economic, business, banking, regulatory, currency exchange, interest rate, rates of inflation or market conditions or in national or global financial, credit or capital markets in Canada or elsewhere;

(ii)	any change, development or condition generally affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to such Party;

(iii)	any change, development or condition resulting from any act of terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of terrorism, hostilities or war;

(iv)	any change to any existing, or the imposition of any new, import or export restriction, prohibition, tariff, duty, charge or Tax imposed by:

(A)	the federal or a state or other government of the United States of America on goods (including Petroleum Substances) imported from or exported to Canada or any other country; or

(B)	the federal or a provincial or other government of Canada on goods (including Petroleum Substances) imported from or exported to the United States of America or any other country;

(v)	any decline in Petroleum Substance prices on a current or forward basis;

(vi)	changes in Applicable Laws (including Tax laws);

(vii)	any changes in IFRS or regulatory accounting requirements, or the interpretation, application or non-application thereof by any Governmental Authority, or changes in regulatory accounting requirements applicable to the oil and gas exploration, exploitation, development and production businesses as a whole;

(viii)	any acts of God, riots, terrorism, sabotage, natural disasters, epidemics, pandemics, disease outbreaks, other health crisis or public health event, change in global, national or regional political conditions, civil unrest, or disturbances or similar event or escalation or worsening thereof;

(ix)	any matter which has, at or prior to the date hereof, been publicly disclosed by Purchaser or has been disclosed in writing by Connacher to Purchaser in the Connacher Disclosure Letter (but only to the extent the relevance of such disclosure to the applicable representation, warranty, covenant or condition is reasonably apparent);

(x)	the announcement of the execution of the Pre-Acquisition Agreement or the transactions contemplated hereby, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Party with any Governmental Authority or any of its current or prospective employees, customers, securityholders, financing sources, vendors, distributors, suppliers, counterparties, partners, licensors or lessors;

(xi)	the failure of such Party to meet any internal or published projections, forecasts or estimates of revenues, earnings, cash flow or production of Petroleum Substances (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred);

(xii)	any changes in the trading price or trading volumes of the securities of such Party; or

(xiii)	any changes or effects arising from matters permitted or contemplated by the Pre-Acquisition Agreement or consented to or approved in writing by the other Party;

provided, however, that: (A) in the case of (i) through (viii), such change or effect relating to or resulting from the foregoing does not disproportionately affect a Party compared to other entities of similar size operating in the oil and gas exploration, exploitation, development and production industry in Western Canada, in which case the relevant exclusion from this definition of Material Adverse Change or Material Adverse Effect referred to above shall not be applicable; and (B) references in certain sections of the Pre-Acquisition Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a Material Adverse Effect has occurred;

●	“No Action Letter” means confirmation in writing by the Commissioner indicating that the Commissioner does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated by the Pre-Acquisition Agreement;

●	“Non-Resident Escrow Agreement” means an escrow agreement, substantially in one of the forms attached as Schedule “B” to the Pre-Acquisition Agreement to be entered into among Purchaser, the Tax Escrow Agent and the applicable Non-Resident Shareholder to provide for the escrow of the Relevant Amount;

●	“Non-Resident Shareholder” means a Connacher Shareholder that is: (i) a person who is a nonresident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a “Canadian partnership” for the purposes of the Tax Act;

●	“Outside Date” means October 31, 2026, subject to the right of Purchaser to postpone the Outside Date by successive one month periods up to an aggregate of three months if the condition in either of Section 5.2(f) or Section 5.2(g) of the Pre-Acquisition Agreement has not been satisfied, by giving written notice to Connacher to such effect no later than 5:00 p.m. (Calgary time) on the date that is not less than five days prior to the original Outside Date (and any subsequent Outside Date), or such later date as may be agreed to in writing by the Parties, provided that, notwithstanding the foregoing, Purchaser shall not be permitted to postpone the Outside Date if the failure for either of such conditions to be satisfied is primarily the result of Purchaser’s failure to comply with its covenants in the Pre-Acquisition Agreement;

●	“Parties” means Purchaser and Connacher and “Party” means either one of them;

●	“person” or “Person” includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, corporation, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Authority) or any other entity, whether or not having legal status;

●	“Petroleum Substances” means any crude oil, crude bitumen and products derived therefrom, synthetic crude oil, petroleum, natural gas, natural gas liquids and any and all other substances produced in association with and related to any of the foregoing, whether liquid, solid or gaseous and whether hydrocarbons or not, including sulphur;

●	“Pre-Acquisition Agreement” means the pre-acquisition agreement dated July 13, 2026 between Connacher and Purchaser;

●	“Pre-Closing Tax Period” means any taxable period that begins before and ends on or before the Closing Date and, in the case of a Straddle Period, the portion of the Straddle Period up to but not including the Closing Date;

●	“Relevant Amount” for a particular Non-Resident Shareholder means:

(i)	where no Section 116 Certificate or Exemption Evidence has been provided to Purchaser and Connacher by such Non-Resident Shareholder at least three (3) Business Days prior to Closing, 25% of the aggregate Purchase Price payable to such Non-Resident Shareholder or, where the Non-Resident Shareholder is a partnership, the total of all portions of the aggregate Purchase Price that is allocable to a partner of such Non-Resident Shareholder that is a non-resident of Canada for the purposes of the Tax Act; and

(ii)	where a Section 116 Certificate has been provided to Purchaser and Connacher by such Non-Resident Shareholder at least three (3) Business Days prior to Closing, 25% of the amount by which the aggregate Purchase Price payable to such Non-Resident Shareholder exceeds the Certificate Limit under the Section 116 Certificate, or, where the Non-Resident Shareholder is a partnership, the total of all portions of such excess amount that is allocable to a partner of such Non-Resident Shareholder that is a non-resident of Canada for the purposes of the Tax Act;

●	“Remittance Date” means 1:00 p.m. (Calgary time) on the 27th day after the end of the calendar month in which the Closing Date occurs;

●	“Section 116 Certificate” means any certificate or certificates issued by the Canada Revenue Agency pursuant to (i) subsection 116(2) of the Tax Act, or (ii) subsection 116(4) of the Tax Act, in respect of the disposition of Connacher Shares by a Non-Resident Shareholder;

●	“Shareholder Agreement” means the unanimous shareholder agreement of Connacher dated as of September 30, 2019, as amended, restated, modified and supplemented from time to time;

●	“Stock Exchanges” means, collectively, the Toronto Stock Exchange and the New York Stock Exchange;

●	“Straddle Period” means any taxable period beginning before and ending on or after the Closing Date;

●	“Tax” or “Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Authority, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, escheat, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, use, goods and services, harmonized sales, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party;

●	“Tax Act” means the Income Tax Act (Canada), including the regulations promulgated thereunder;

●	“Tax Escrow Agent” means the escrow agent appointed under the Non-Resident Escrow Agreement;

●	“Tax Refunds” means all refunds or rebates of Taxes paid or deemed to have been paid or credited that have accrued or are otherwise due to and receivable by Connacher, including any refund of Taxes paid or deemed to have been paid on account of any federal or provincial refundable investment tax credits or other Tax credits for a Pre-Closing Tax Period; and

●	“Third Party” means any Person other than the Parties and their respective representatives

SCHEDULE “B”

NON-RESIDENT ESCROW AGREEMENTS

(see attached)

ESCROW AGREEMENT

THIS ESCROW AGREEMENT (the "Escrow Agreement") is made as of [●], 2026 among:

[Non-Resident Shareholder], [a [●] formed under the laws of and resident in [●]] or [an individual residing in [●]] (the "Non-Resident Shareholder")

- and -

GREENFIRE RESOURCES OPERATING CORPORATION, a company existing under the laws of Alberta (the "Offeror")

- and -

ODYSSEY TRUST COMPANY, a trust company having an office in the City of Calgary, Alberta (the "Escrow Agent")

WHEREAS:

A.	Connacher Oil and Gas Limited (the "Company") and Greenfire Resources Ltd. ("Greenfire"), the parent of the Offeror, have entered into a Pre-Acquisition Agreement dated July [13], 2026 (the "Pre-Acquisition Agreement") pursuant to which, among other things, Greenfire made an offer (the "Offer") to purchase all of the issued and outstanding Class A common shares in the capital of the Company (the "Company Shares") (including Company Shares issuable in connection with the exercise of stock options to purchase Company Shares) for consideration as specified in the Pre-Acquisition Agreement.

B.	The Non-Resident Shareholder holds [●] Company Shares and is a non-resident of Canada for purposes of the Income Tax Act (Canada) (the "Tax Act").

C.	Pursuant to the Pre-Acquisition Agreement, the Company Shares will be sold to the Offeror for cash consideration of $[●] per Company Share payable on Closing and the aggregate cash consideration payable to the Non-Resident Shareholder is $[●] (the "Total Consideration").

D.	The Non-Resident Shareholder has not provided a clearance certificate issued by the Canada Revenue Agency (the "CRA") in accordance with section 116 of the Tax Act in respect of the disposition of Company Shares under the Offer by the Non-Resident Shareholder (the "Section 116 Certificate") with a Certificate Limit (as defined in Section 4(f) below) equal to or greater than the Total Consideration payable to such Non-Resident Shareholder under the Offer.

E.	The Offeror and the Non-Resident Shareholder wish to provide a mechanism to allow the Non-Resident Shareholder to attempt to obtain the Section 116 Certificate prior to the date by which the withholding tax is required to be remitted by the Offeror to the Receiver General for Canada (the "Receiver General") under section 116 of the Tax Act, subject to any administrative concessions by the CRA, and therefore have agreed to enter into this Escrow Agreement with the Escrow Agent.

F.	The Offeror is required to remit an amount equal to 25% of the Total Consideration payable to the Non-Resident Shareholder under the Offer to the Receiver General if the Section 116 Certificate with an appropriate Certificate Limit is not received by the date that is 30 days after the end of the month in which the purchase by the Offeror of the Company Shares was completed, unless the CRA agrees, in writing, to a later date.

G.	Pursuant to the Pre-Acquisition Agreement and this Escrow Agreement, $[●] (the "Relevant Amount") is to be withheld from the Total Consideration otherwise deliverable to the Non-Resident Shareholder pursuant to the Offer and placed in escrow with the Escrow Agent, representing 25% of the Total Consideration otherwise payable to the Non-Resident Shareholder.

H.	Capitalized terms used in this Escrow Agreement but not defined in this Escrow Agreement shall have the meanings given to such terms in the Pre-Acquisition Agreement.

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Escrow of Relevant Amount. The Non-Resident Shareholder and the Offeror acknowledge that, in connection with the Offer, the Offeror has deposited the Relevant Amount with the Escrow Agent. The Non-Resident Shareholder and the Offeror further acknowledge and agree that the deposit of the Relevant Amount with the Escrow Agent shall satisfy the Offeror's payment obligations in respect of the corresponding portion of the Total Consideration payable to the Non-Resident Shareholder pursuant to the Offer.

2.	Acknowledgment of Escrow Agent. The Escrow Agent acknowledges receipt of the Relevant Amount from the Offeror, which amount shall be deposited in a[n] [non-]interest[1] bearing account and held in escrow by the Escrow Agent in accordance with the terms of this Escrow Agreement.

3.	[Interest. Concurrently with, and at the time of disposing of the Relevant Amount in accordance with this Escrow Agreement, any interest earned on the Relevant Amount shall be paid by the Escrow Agent to the Non-Resident Shareholder (net of all applicable withholdings, which shall be remitted by the Escrow Agent to the Receiver General in accordance with the Tax Act). For greater certainty, the Offeror has no liability for any interest amount under this Section 3. The Escrow Agent makes no representation as to the yield available upon the Relevant Amount and shall bear no liability for any failure to achieve the maximum possible yield from the Relevant Amount or any yield the Non-Resident Shareholder may have achieved.]

4.	Disposition of Relevant Amount. The Escrow Agent is hereby irrevocably authorized and directed to pay the Relevant Amount as follows:

(a)	subject to Section 4(e), if a Section 116 Certificate in respect of the Company Shares disposed of by the Non-Resident Shareholder has not been delivered to the Company, the Offeror and the Escrow Agent on or before 1:00 pm (Calgary time) on the 27th day after the end of the calendar month in which the Closing occurs or, if such day is not a Business Day, on the Business Day next immediately following such day (the "Remittance Date"), or such later date as agreed by the Offeror, the Escrow Agent shall remit the Relevant Amount to the Receiver General on the Remittance Date;

(b)	if a Section 116 Certificate in respect of the Company Shares disposed of by the Non-Resident Shareholder is delivered to the Company, the Offeror and the Escrow Agent on or before the Remittance Date and the Certificate Limit fixed on such Section 116 Certificate is not less than the Total Consideration, then, upon receipt of confirmation from the Offeror that the Section 116 Certificate does not contain any material errors and that the Certificate Limit fixed on such Section 116 Certificate is not less than the Total Consideration, the Escrow Agent shall, within five (5) Business Days following receipt of such Section 116 Certificate, release the Relevant Amount to the Non-Resident Shareholder[, together with any interest earned thereon];

(c)	if a Section 116 Certificate issued in respect of the Company Shares disposed of by the Non-Resident Shareholder is delivered to the Company, the Offeror and the Escrow Agent on or before the Remittance Date and the Certificate Limit fixed on such Section 116 Certificate is less than the Total Consideration, then, upon receipt of confirmation from the Offeror that the Section 116 Certificate does not contain any material errors and that the Certificate Limit fixed on such Section 116 Certificate is less than the Total Consideration, the Escrow Agent shall:

(i)	on the Remittance Date, remit to the Receiver General from the Relevant Amount, the amount by which the Relevant Amount exceeds 25% of the Certificate Limit fixed on such Section 116 Certificate; and

[1]	NTD: Deposit in interest-bearing account subject to confirmation by Escrow Agent.

(ii)	within five (5) Business Days following receipt of such Section 116 Certificate, release the balance of the Relevant Amount, if any, to the Non-Resident Shareholder[, together with any interest earned thereon];

(d)	if the CRA indicates that payment of an amount (the "Tax Amount") which is not more than the Relevant Amount would allow the CRA to issue a Section 116 Certificate to the Non-Resident Shareholder, the Escrow Agent shall, upon direction from the Offeror, not to be unreasonably withheld, pay the Tax Amount to the Receiver General from the Relevant Amount and, upon delivery of the relevant Section 116 Certificate to the Company, the Offeror and the Escrow Agent, and upon receipt of confirmation from the Offeror that the Section 116 Certificate does not contain any material errors, the Escrow Agent shall, within five (5) Business Days following receipt of such Section 116 Certificate, release the remainder of the Relevant Amount, if any, to the Non-Resident Shareholder[, together with any interest earned thereon];

(e)	notwithstanding the foregoing, if on or before the Remittance Date, the Offeror has received, from the CRA, a letter or other written documentation satisfactory to the Offeror, acting reasonably, authorizing the Offeror to, notwithstanding the provisions of the Tax Act, continue to hold the Relevant Amount until the CRA's review of the application made by the Non-Resident Shareholder for a Section 116 Certificate has been completed, the Escrow Agent shall continue to hold the Relevant Amount in escrow until the earlier of:

(i)	the date upon which the CRA requests payment of the Relevant Amount, whereupon the Escrow Agent shall remit the Relevant Amount to the Receiver General;

(ii)	the date upon which the CRA requests payment of the Tax Amount, whereupon the Escrow Agent shall pay the Tax Amount to the Receiver General from the Relevant Amount, and upon delivery of the relevant Section 116 Certificate to the Company, the Offeror and the Escrow Agent with a Certificate Limit at least equal to the Total Consideration, and upon receipt of confirmation from the Offeror that the Section 116 Certificate does not contain any material errors and that the Certificate Limit fixed on such Section 116 Certificate is at least equal to the Total Consideration, the Escrow Agent shall release the balance of the Relevant Amount, if any, to the Non-Resident Shareholder[, together with any interest earned thereon]; or

(iii)	the date upon which a Section 116 Certificate is delivered to the Company, the Offeror and the Escrow Agent, whereupon, and upon receipt of confirmation from the Offeror that the Section 116 Certificate does not contain any material errors, the Escrow Agent shall pay or release the Relevant Amount in accordance with the provisions of Section 4(b) or 4(c), as applicable; and

(f)	for the purposes of this Escrow Agreement, "Certificate Limit" means in respect of:

(i)	a Section 116 Certificate issued under subsection 116(2) of the Tax Act, the certificate limit (as that term is used in subsection 116(2) of the Tax Act) set forth in the Section 116 Certificate; and

(ii)	a Section 116 Certificate issued under subsection 116(4) of the Tax Act, the proceeds of disposition as set forth in the Section 116 Certificate.

(g)	If requested by the Non-Resident Shareholder, the Escrow Agent shall pay all or any portion of the Relevant Amount to the Receiver General in lieu of the delivery of a Section 116 Certificate by the Non-Resident Shareholder.

(h)	Notwithstanding this Section 4, if the Non-Resident Shareholder has not delivered a Section 116 Certificate to the Offeror on or before the date that is twenty-four (24) months following Closing, then the Escrow Agent is directed to remit the Relevant Amount to the Receiver General.

5.	Notices. All payments contemplated in this Escrow Agreement to be made to the Receiver General or the Non-Resident Shareholder shall be accompanied by any required notices or directions prepared by or on behalf of the Offeror.

6.	No Action. The Escrow Agent shall take no action in relation to the Relevant Amount [and any interest earned thereon] except as provided in this Escrow Agreement. Neither the Non-Resident Shareholder nor the Offeror shall have any right to deal with the Relevant Amount [or any interest earned thereon] or withdraw any amount, portion or document from the escrow provided for herein except as contemplated by this Escrow Agreement until such Relevant Amount [and any interest earned thereon] has been released from escrow in accordance with the terms of this Escrow Agreement.

7.	No Obligation. Neither the Escrow Agent, nor its directors, officers, employees, agents or associates shall be liable for any claim, proceeding, loss, damage, liability or expense of any kind or nature caused directly or indirectly by any action taken or omitted by any of them under or in connection with this Escrow Agreement or as a result of relying on any communication or document believed by any of them to be genuine and correct and to have been communicated or signed by the person by whom it purports to be communicated or signed, unless in any case caused by gross negligence or willful misconduct of the Escrow Agent or its directors, officers, employees, agents or associates. The Escrow Agent shall have no obligation to make any determination as to the validity of any claim made by any party for entitlement to any portion of the Relevant Amount and the Escrow Agent shall be entitled to continue to hold all or any portion of the Relevant Amount in accordance with Section 4, until the Escrow Agent is directed by final judgment of a Court as to the disposition of the Relevant Amount or until the Relevant Amount is interplead in accordance with Section 8.

8.	Dispute. Notwithstanding anything to the contrary contained herein, the Escrow Agent shall have the right at any time, without notice and in its sole and absolute discretion, to deposit the Relevant Amount, or any portion thereof[, and the earned interest thereon, if any], with the Accounting section of the Alberta Court of King's Bench in accordance with the Rules of Court respecting interpleader or in such other manner or on such other grounds as such Court may direct and shall be entitled to recover from the Offeror, in such manner as may be directed by the Court, the Escrow Agent's reasonable fees and related costs and expenses incurred in connection with such action. The Escrow Agent shall give written notice of any such deposit to the Non-Resident Shareholder and the Offeror immediately after such deposit is made. Upon so depositing such funds and filing its interpleader, the Escrow Agent shall be relieved of and discharged from all obligations, liabilities and claims under the terms hereof.

9.	No Agency. The parties hereto acknowledge that the Escrow Agent is holding the Relevant Amount at their request and for their convenience only and shall not be deemed to be the agent or trustee of either the Non-Resident Shareholder or the Offeror in respect of the escrow herein referred to. The Escrow Agent shall not be liable to either the Non-Resident Shareholder or the Offeror for any error in judgment or for any act or omission on its part in respect of the escrow, except in the case of gross negligence or willful misconduct by the Escrow Agent or its directors, officers, employees, agents or associates.

10.	Indemnity in Favour of Escrow Agent. The Non-Resident Shareholder hereby agrees to indemnify and hold the Escrow Agent, its directors, officers, employees, agents and associates, harmless from and against all claims (including those from third parties), causes of action, demands, proceedings, losses, damages, liabilities, costs and expenses of every description, including solicitor's fees on a solicitor client basis and disbursements incurred in connection with or arising from the performance of the Escrow Agent's duties or rights hereunder, provided that this indemnity shall not extend to actions or omissions taken or made by the Escrow Agent that constitute gross negligence or willful misconduct. This indemnity shall survive termination of the escrow arrangements provided for in this Escrow Agreement.

11.	Fees. The Offeror shall be solely responsible to the Escrow Agent for all of the Escrow Agent's accounts for time, disbursements and applicable goods and services taxes relating to the performance by the Escrow Agent of its duties or rights hereunder or other work incidental to or contemplated pursuant to the terms of this Escrow Agreement.

12.	Limitation of Liability. Notwithstanding any other provision of this Escrow Agreement, the Escrow Agent's liability shall be limited, in the aggregate, to the amount of fees paid to the Escrow Agent under this Escrow Agreement in the twelve (12) months immediately prior to the Escrow Agent receiving the first notice of claim.

13.	Resignation of Escrow Agent. The Escrow Agent may resign and be discharged from its duties and obligations hereunder by giving thirty (30) days advance notice in writing of such resignation to the parties specifying a date when such resignation shall take effect. Any escrow agent which replaces the Escrow Agent after the resignation of the Escrow Agent, shall upon the execution and delivery by the Escrow Agent to such replacement escrow agent of an assignment by the Escrow Agent of its rights and interests in the Relevant Amount and, if required, this Escrow Agreement, succeed to all the Escrow Agent's rights and obligations hereunder without the execution or filing of any other document or any further act. The Escrow Agent's sole responsibility after such thirty (30) day notice period expires shall be to hold the Relevant Amount and to deliver the same to a designated substitute escrow agent, if any, or in accordance with the directions of an order or judgment of a court of competent jurisdiction, at which time of delivery, the Escrow Agent's liabilities and obligations hereunder shall cease and terminate. If the parties have failed to appoint a successor escrow agent prior to the expiration of thirty (30) days following receipt of the notice of resignation, the Escrow Agent may petition any court of competent jurisdiction for the appointment of a successor escrow agent or for other appropriate relief, and any such resulting appointment shall be binding upon all of the parties hereto.

14.	Limitation on Duties. It is understood and agreed that the Escrow Agent's only duties and obligations in respect of the Relevant Amount [and any interest earned thereon] are expressly set out in this Escrow Agreement and that the Escrow Agent shall not be bound in any way by any other contract or agreement between the parties hereto, whether or not the Escrow Agent has knowledge thereof.

15.	Reliance on Counsel. The Escrow Agent shall have the right to consult with separate counsel of its own choosing and at its own cost (if it deems such consultation advisable) and shall not be liable for any action taken, suffered or omitted to be taken by it if the Escrow Agent acts in accordance with the advice of such counsel. The Escrow Agent shall be protected if it acts upon any written or oral communication, notice, certificate or other instrument or document believed by the Escrow Agent to be genuine and to be properly given or executed without the necessity of verifying the truth or accuracy of the same or the authority of the person giving or executing the same.

16.	No Legal Action. The Escrow Agent shall not be obligated to take any legal action hereunder which might, in the Escrow Agent's judgment and sole discretion, involve any expense or liability unless the Escrow Agent shall have been furnished with a reasonable retainer or indemnity from the Non-Resident Shareholder or the Offeror, as applicable.

17.	Discharge from Duties. Upon disposing of the Relevant Amount [and the interest earned thereon], if any, in accordance with the provisions of this Escrow Agreement, the Escrow Agent shall be relieved and discharged from all obligations, liabilities and claims relating to the Relevant Amount [and the interest earned thereon, if any], and the Escrow Agent shall not be subject to any claims made by or on behalf of any party hereto.

18.	Notices. All notices that may or are required to be given pursuant to any provision of this Escrow Agreement are to be given or made in writing and served personally or sent by email:

(a) in the case of Offeror:	Greenfire Resources Ltd. Suite 800, 350 – 7th Avenue SW Calgary, Alberta T2P 3N9

Attention:	[Redacted – Name]
E-mail:	[Redacted – Contact Information]

with a copy to:	Blake, Cassels & Graydon LLP 855 - 2nd Street S.W. Suite 3500, Bankers Hall East Tower Calgary, Alberta, T2P 4J8

Attention:	Ahmed Elsaghir and Dan Jankovic
Email:	ahmed.elsaghir@blakes.com and
dan.jankovic@blakes.com

(b) in the case of the Non-Resident Shareholder:	[Non-Resident Shareholder]

Attention:	[●]
Email:	[●]

(c) in the case of the Escrow Agent	Odyssey Trust Company Trader’s Bank Building 1100 – 67 Yonge Street Toronto, Ontario M5E 1J8

Attention:	Corporate Actions
Email:	corp.actions@odysseytrust.com

or such other address as the parties may, from time to time, advise the other party hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such facsimile transmission or email is received.

19.	Governing Law. This Escrow Agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

20.	Modification. This Escrow Agreement may only be modified or amended by an agreement in writing signed by all of the parties hereto.

21.	Counterpart. This Escrow Agreement may be executed in any number of separate counterparts, each of which shall be deemed to be an original. All such signed counterparts, taken together, shall constitute one and the same agreement. Delivery of an executed signature page to this Escrow Agreement by electronic means (including by facsimile or in PDF format) shall be as valid and effective as delivery of an originally or manually executed copy of this Escrow Agreement.

22.	Time. Time shall be of the essence of this Escrow Agreement.

23.	Successors and Assigns. This Escrow Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

24.	Anti-Money Laundering and Anti-Terrorist Legislation. The Escrow Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Escrow Agent, in its sole judgment, acting reasonably, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. The Escrow Agent shall provide the Non-Resident Shareholder and the Offeror written notice of the circumstances relating to the exercise of its right to not act within three (3) days of the determination to exercise such right. Further, should the Escrow Agent, in its sole judgment, determine at any time that its acting under this Escrow Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on thirty (30) days' written notice to the parties, provided that (a) the Escrow Agent's written notice shall describe the circumstances of such non-compliance; and (b) if such circumstances are rectified to the Escrow Agent's satisfaction within such thirty (30) day period, then such resignation shall not be effective.

25.	Third Party Accounts. Each party to this Agreement (in this paragraph referred to as a "representing party"), other than the Escrow Agent, hereby represents to the Escrow Agent that any account to be opened by, or interest to held by, the Escrow Agent in connection with this Agreement, for or to the credit of such representing party, either (a) is not intended to be used by or on behalf of any third party; or (b) is intended to be used by or on behalf of a third party, in which case such representing party hereby agrees to complete, execute and deliver forthwith to the Escrow Agent a declaration, in the Escrow Agent's prescribed form or in such other form as may be satisfactory to it, as to the particulars of such third party.

26.	Force Majeure. The Escrow Agent shall not be personally liable to the Non-Resident Shareholder or the Offeror, or held in breach of this Escrow Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Escrow Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

27.	Privacy Laws. The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals' personal information (collectively, "Privacy Laws") applies to certain obligations and activities under this Escrow Agreement. Notwithstanding any other provision of this Escrow Agreement, neither party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Escrow Agent shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Escrow Agent agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Escrow Agreement and to comply with applicable laws and not to use it for any other purpose except with the consent of or direction from the parties involved or as permitted by Privacy Laws; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the parties hereto have executed this Escrow Agreement effective as of the day and year first above written.

[Non-Resident Shareholder]

Per:
Name:
Title:

GREENFIRE RESOURCES OPERATING CORPORATION

Per:
Name:
Title:

ODYSSEY TRUST COMPANY

Per:
Name:
Title:

Per:
Name:
Title:

ESCROW AGREEMENT

THIS ESCROW AGREEMENT (the "Escrow Agreement") is made as of [●], 2026 among:

[●], a partnership formed under the laws of [●] ("the Partnership"),

- and -

GREENFIRE RESOURCES OPERATING CORPORATION, a company existing under the laws of [Alberta] (the "Offeror")

- and -

ODYSSEY TRUST COMPANY, a trust company having an office in the City of Calgary, Alberta (the "Escrow Agent")

WHEREAS:

A.	Connacher Oil and Gas Limited (the "Company") and Greenfire Resources Ltd. ("Greenfire"), the parent of the Offeror, have entered into a Pre-Acquisition Agreement dated July [13], 2026 (the "Pre-Acquisition Agreement") pursuant to which, among other things, Greenfire made an offer (the "Offer") to purchase all of the issued and outstanding Class A common shares in the capital of the Company (the "Company Shares") (including Company Shares issuable in connection with the exercise of stock options to purchase Company Shares) for consideration as specified in the Pre-Acquisition Agreement.

B.	The Partnership holds [●] Company Shares and certain partners of the Partnership (collectively, the "Non-Resident Partners", and individually a "Non-Resident Partner") are non-residents of Canada for purposes of the Income Tax Act (Canada) (the "Tax Act") for whom the Company Shares are not treaty-protected property for the purposes of the Tax Act.

C.	Pursuant to the Pre-Acquisition Agreement, the Company Shares will be sold to the Offeror for cash consideration of $[●] per Company Share payable on Closing and the aggregate cash consideration payable to the Partnership is $[●] (the "Total Consideration").

D.	Neither the Partnership nor any Non-Resident Partner have provided a clearance certificate issued by the Canada Revenue Agency (the "CRA") in accordance with section 116 of the Tax Act in respect of the disposition of the Company Shares under the Offer by the Partnership (collectively, the "Section 116 Certificates", and in respect of any Non-Resident Partner, a "Section 116 Certificate") each with a Certificate Limit (as defined in Section 6(f) below) equal to or greater than the portion of the Total Consideration payable to the Partnership under the Offer that is allocable to the respective Non-Resident Partner of the Partnership.

E.	The Offeror and the Partnership wish to provide a mechanism to allow the Partnership to attempt to obtain Section 116 Certificates, on behalf of the Non-Resident Partners, prior to the date by which the withholding tax is required to be remitted by the Offeror to the Receiver General for Canada (the "Receiver General") under section 116 of the Tax Act, subject to any administrative concessions by the CRA, and therefore have agreed to enter into this Escrow Agreement with the Escrow Agent.

F.	The Offeror is required to remit an amount equal to 25% of the Total Consideration payable to the Partnership under the Offer to the extent it is allocable to the Non-Resident Partners to the Receiver General if the Section 116 Certificate with an appropriate Certificate Limit is not received by the date that is 30 days after the end of the month in which the purchase by the Offeror of the Company Shares was completed, unless the CRA agrees, in writing, to a later date.

G.	Pursuant to the Pre-Acquisition Agreement and this Escrow Agreement, $[●] (the "Relevant Amount") is to be withheld from the Total Consideration otherwise deliverable to the Partnership and allocable to the Non-Resident Partners pursuant to the Offer and placed in escrow with the Escrow Agent, representing 25% of the Total Consideration otherwise payable to the Non-Resident Partners.

H.	Capitalized terms used in this Escrow Agreement but not defined in this Escrow Agreement shall have the meanings given to such terms in the Pre-Acquisition Agreement.

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Representations and Warranties. The Partnership represents and warrants to the Offeror that: (a) [●]% of the aggregate consideration payable to the Partnership is allocable to the Non-Resident Partners in the proportions set out in Appendix A; and (b) each investor in the Partnership, other than the Non-Resident Partners, is either (i) not a non-resident of Canada for purposes of the Tax Act or (ii) a non-resident of Canada for whom the Company Shares are treaty-protected property for the purposes of the Tax Act pursuant to paragraph 1 of Article XXI of the Canada – United States Tax Convention, 1980 and has delivered to the Offeror a duly executed CRA Form T2062C “Notification of an acquisition of treaty-protected property from a non-resident vendor” at least three (3) Business Days prior to Closing.

2.	Escrow of Tax Holdback. The Partnership and the Offeror acknowledge that, in connection with the Offer, the Offeror has deposited the Relevant Amount (and, for the purposes of this Escrow Agreement, each portion of the Relevant Amount that is allocable to a particular Non-Resident Partner is referred to as a "Tax Holdback") with the Escrow Agent. The Partnership and the Offeror further acknowledge and agree that the deposit of the Relevant Amount with the Escrow Agent shall satisfy the Offeror's payment obligations in respect of the corresponding portion of the Total Consideration payable to the Partnership pursuant to the Offer.

3.	Acknowledgment of Escrow Agent. The Escrow Agent acknowledges receipt of the Relevant Amount from the Offeror, which amount shall be deposited in a[n] [non-]interest[2] bearing account and held in escrow by the Escrow Agent in accordance with the terms of this Escrow Agreement.

4.	[Interest. Concurrently with, and at the time of disposing of the Relevant Amount in accordance with this Escrow Agreement, any interest earned on the Relevant Amount shall be paid by the Escrow Agent to the Partnership (net of all applicable withholdings, which shall be remitted by the Escrow Agent to the Receiver General in accordance with the Tax Act). For greater certainty, the Offeror has no liability for any interest amount under this Section 5. The Escrow Agent makes no representation as to the yield available upon the Relevant Amount and shall bear no liability for any failure to achieve the maximum possible yield from the Relevant Amount or any yield the Partnership may have achieved.]

5.	Disposition of Tax Holdback. The Escrow Agent is hereby irrevocably authorized and directed to pay the Tax Holdback in respect of each Non-Resident Partner as follows:

(a)	subject to Section 6(e), if a Section 116 Certificate in respect of the Company Shares disposed of by the Partnership that are allocable to the Non-Resident Partner has not been delivered to the Company, the Offeror and the Escrow Agent on or before 1:00 pm (Calgary time) on the 27th day after the end of the calendar month in which the Closing occurs or, if such day is not a Business Day, on the Business Day next immediately following such day (the "Remittance Date"), or such later date as agreed by the Offeror, the Escrow Agent shall remit the amount of the Tax Holdback to the Receiver General on the Remittance Date;

[2]	NTD: Deposit in interest-bearing account subject to confirmation by Escrow Agent.

(b)	if a Section 116 Certificate in respect of the Company Shares disposed of by the Partnership that are allocable to the Non-Resident Partner is delivered to the Company, the Offeror and the Escrow Agent on or before the Remittance Date and the Certificate Limit fixed on such Section 116 Certificate is not less than the Total Consideration allocable to such Non-Resident Partner (as confirmed in Appendix A), then, upon receipt of confirmation from the Offeror that the Section 116 Certificate does not contain any material errors and that the Certificate Limit fixed on such Section 116 Certificate is not less than the Total Consideration allocable to the Non-Resident Partner, the Escrow Agent shall, within five (5) Business Days following receipt of such Section 116 Certificate, release the Tax Holdback to the Partnership (to be received on behalf of the Non-Resident Partner)[, together with any interest earned thereon];

(c)	if a Section 116 Certificate issued in respect of the Company Shares disposed of by the Partnership that are allocable to the Non-Resident Partner is delivered to the Company, the Offeror and the Escrow Agent on or before the Remittance Date and the Certificate Limit fixed on such Section 116 Certificate is less than the Total Consideration allocable to the Non-Resident Partner (as confirmed in Appendix A), then, upon receipt of confirmation from the Offeror that the Section 116 Certificate does not contain any material errors and that the Certificate Limit fixed on such Section 116 Certificate is less than the Total Consideration allocable to the Non-Resident Partner, the Escrow Agent shall:

(i)	on the Remittance Date, remit to the Receiver General from the Tax Holdback, the amount by which the Tax Holdback exceeds 25% of the Certificate Limit fixed on such Section 116 Certificate; and

(ii)	within five (5) Business Days following receipt of such Section 116 Certificate, release the balance of the Tax Holdback, if any, to the Partnership (to be received on behalf of the Non-Resident Partner)[, together with any interest earned thereon];

(d)	if the CRA indicates that payment of an amount (the "Tax Amount") which is not more than the Tax Holdback in respect of a Non-Resident Partner would allow the CRA to issue a Section 116 Certificate to the Non-Resident Partner, the Escrow Agent shall, upon direction from the Offeror not to be unreasonably withheld, pay the Tax Amount to the Receiver General from the Tax Holdback and, upon delivery of the relevant Section 116 Certificate to the Company, the Offeror and the Escrow Agent, and upon receipt of confirmation from the Offeror that the Section 116 Certificate does not contain any material errors, the Escrow Agent shall, within five (5) Business Days following receipt of such Section 116 Certificate, release the remainder of the Tax Holdback, if any, to the Partnership (to be received on behalf of the Non-Resident Partner)[, together with any interest earned thereon];

(e)	notwithstanding the foregoing, if on or before the Remittance Date, the Offeror has received, from the CRA, a letter or other written documentation satisfactory to the Offeror, acting reasonably, authorizing the Offeror to, notwithstanding the provisions of the Tax Act, continue to hold the Tax Holdback until the CRA's review of the application made by the Partnership or the Non-Resident Partner for a Section 116 Certificate has been completed, the Escrow Agent shall continue to hold the Tax Holdback in escrow until the earlier of:

(i)	the date upon which the CRA requests payment of the Tax Holdback whereupon the Escrow Agent shall remit the Tax Holdback to the Receiver General;

(ii)	the date upon which the CRA requests payment of the Tax Amount, whereupon the Escrow Agent shall pay the Tax Amount to the Receiver General from the Tax Holdback held in escrow by it pursuant hereto and, upon delivery of the relevant Section 116 Certificate to the Company, the Offeror and the Escrow Agent with a Certificate Limit at least equal to the Total Consideration allocable to the Non-Resident Partner, and upon receipt of confirmation from the Offeror that the Section 116 Certificate does not contain any material errors and that the Certificate Limit fixed on such Section 116 Certificate is at least equal to the Total Consideration allocable to the Non-Resident Partner, the Escrow Agent shall release the balance of the Tax Holdback, if any, to the Partnership (to be received on behalf of the Non-Resident Partner)[, together with any interest earned thereon]; or

(iii)	the date upon which a Section 116 Certificate is delivered to the Company, the Offeror and the Escrow Agent, whereupon, and upon receipt of confirmation from the Offeror that the Section 116 Certificate does not contain any material errors, the Escrow Agent shall pay or release the Relevant Amount in accordance with the provisions of Section 6(b) or 6(c), as applicable;

(f)	for the purposes of this Escrow Agreement, "Certificate Limit" means in respect of:

(i)	a Section 116 Certificate issued under subsection 116(2) of the Tax Act, the certificate limit (as that term is used in subsection 116(2) of the Tax Act) set forth in the Section 116 Certificate; and

(ii)	a Section 116 Certificate issued under subsection 116(4) of the Tax Act, the proceeds of disposition as set forth in the Section 116 Certificate;

(g)	in the event that the CRA issues a single Section 116 Certificate in respect of the disposition of all of the Company Shares by all of the Non-Resident Partners of the Partnership, then the provisions of this Escrow Agreement shall be read as if the references to a Non-Resident Partner are references to all of the Non-Resident Partners of the Partnership and references to a Section 116 Certificate are references to the single Section 116 Certificate;

(h)	if requested by a Non-Resident Partner, the Escrow Agent shall pay all or any portion of the Tax Holdback to the Receiver General in lieu of the delivery of a Section 116 Certificate by the Non-Resident Partner; and

(i)	notwithstanding this Section 5, if neither the Partnership nor any Non-Resident Partner, as applicable, has delivered a Section 116 Certificate to the Offeror on or before the date that is twenty-four (24) months following Closing, then the Escrow Agent is directed to remit the Relevant Amount or the Tax Holdback, as applicable, to the Receiver General.

6.	Notices. All payments contemplated in this Escrow Agreement to be made to the Receiver General or the Non-Resident Partners shall be accompanied by any required notices or directions prepared by or on behalf of the Offeror.

7.	No Action. The Escrow Agent shall take no action in relation to the Relevant Amount [and any interest earned thereon] except as provided in this Escrow Agreement. Neither the Partnership nor the Offeror shall have any right to deal with the Relevant Amount [or any interest earned thereon] or withdraw any amount, portion or document from the escrow provided for herein except as contemplated by this Escrow Agreement until such Relevant Amount [and any interest earned thereon] has been released from escrow in accordance with the terms of this Escrow Agreement.

8.	No Obligation. Neither the Escrow Agent, nor its directors, officers, employees, agents or associates shall be liable for any claim, proceeding, loss, damage, liability or expense of any kind or nature caused directly or indirectly by any action taken or omitted by any of them under or in connection with this Escrow Agreement or as a result of relying on any communication or document believed by any of them to be genuine and correct and to have been communicated or signed by the person by whom it purports to be communicated or signed, unless in any case caused by gross negligence or willful misconduct of the Escrow Agent or its directors, officers, employees, agents or associates. The Escrow Agent shall have no obligation to make any determination as to the validity of any claim made by any party for entitlement to any portion of the Relevant Amount and the Escrow Agent shall be entitled to continue to hold all or any portion of the Relevant Amount in accordance with Section 6, until the Escrow Agent is directed by final judgment of a Court as to the disposition of the Relevant Amount or until the Relevant Amount is interplead in accordance with Section 10.

9.	Dispute. Notwithstanding anything to the contrary contained herein, the Escrow Agent shall have the right at any time, without notice and in its sole and absolute discretion, to deposit the Relevant Amount, or any portion thereof [, and the earned interest thereon, if any], with the Accounting section of the Alberta Court of King’s Bench in accordance with the Rules of Court respecting interpleader or in such other manner or on such other grounds as such Court may direct and shall be entitled to recover from the Offeror, in such manner as may be directed by the Court, the Escrow Agent's reasonable fees and related costs and expenses incurred in connection with such action. The Escrow Agent shall give written notice of any such deposit to the Partnership and the Offeror immediately after such deposit is made. Upon so depositing such funds and filing its interpleader, the Escrow Agent shall be relieved of and discharged from all obligations, liabilities and claims under the terms hereof.

10.	No Agency. The parties hereto acknowledge that the Escrow Agent is holding the Relevant Amount at their request and for their convenience only and shall not be deemed to be the agent or trustee of either the Partnership or the Offeror in respect of the escrow herein referred to. The Escrow Agent shall not be liable to either the Partnership or the Offeror for any error in judgment or for any act or omission on its part in respect of the escrow, except in the case of gross negligence or willful misconduct by the Escrow Agent or its directors, officers, employees, agents or associates.

11.	Indemnity in Favour of Escrow Agent. The Partnership hereby agrees to indemnify and hold the Escrow Agent, its directors, officers, employees, agents and associates, harmless from and against all claims (including those from third parties), causes of action, demands, proceedings, losses, damages, liabilities, costs and expenses of every description, including solicitor’s fees on a solicitor client basis and disbursements incurred in connection with or arising from the performance of the Escrow Agent's duties or rights hereunder, provided that this indemnity shall not extend to actions or omissions taken or made by the Escrow Agent that constitute gross negligence or willful misconduct. This indemnity shall survive termination of the escrow arrangements provided for in this Escrow Agreement.

12.	Fees. The Offeror shall be solely responsible to the Escrow Agent for all of the Escrow Agent's accounts for time, disbursements and applicable goods and services taxes relating to the performance by the Escrow Agent of its duties or rights hereunder or other work incidental to or contemplated pursuant to the terms of this Escrow Agreement.

13.	Limitation of Liability. Notwithstanding any other provision of this Escrow Agreement, the Escrow Agent's liability shall be limited, in the aggregate, to the amount of fees paid to the Escrow Agent under this Escrow Agreement in the twelve (12) months immediately prior to the Escrow Agent receiving the first notice of claim.

14.	Resignation of Escrow Agent. The Escrow Agent may resign and be discharged from its duties and obligations hereunder by giving thirty (30) days advance notice in writing of such resignation to the parties specifying a date when such resignation shall take effect. Any escrow agent which replaces the Escrow Agent after the resignation of the Escrow Agent, shall upon the execution and delivery by the Escrow Agent to such replacement escrow agent of an assignment by the Escrow Agent of its rights and interests in the Relevant Amount and, if required, this Escrow Agreement, succeed to all the Escrow Agent's rights and obligations hereunder without the execution or filing of any other document or any further act. The Escrow Agent's sole responsibility after such thirty (30) day notice period expires shall be to hold the Relevant Amount and to deliver the same to a designated substitute escrow agent, if any, or in accordance with the directions of an order or judgment of a court of competent jurisdiction, at which time of delivery, the Escrow Agent's liabilities and obligations hereunder shall cease and terminate. If the parties have failed to appoint a successor escrow agent prior to the expiration of thirty (30) days following receipt of the notice of resignation, the Escrow Agent may petition any court of competent jurisdiction for the appointment of a successor escrow agent or for other appropriate relief, and any such resulting appointment shall be binding upon all of the parties hereto.

15.	Limitation on Duties. It is understood and agreed that the Escrow Agent's only duties and obligations in respect of the Relevant Amount [and any interest earned thereon] are expressly set out in this Escrow Agreement and that the Escrow Agent shall not be bound in any way by any other contract or agreement between the parties hereto, whether or not the Escrow Agent has knowledge thereof.

16.	Reliance on Counsel. The Escrow Agent shall have the right to consult with separate counsel of its own choosing and at its own cost (if it deems such consultation advisable) and shall not be liable for any action taken, suffered or omitted to be taken by it if the Escrow Agent acts in accordance with the advice of such counsel. The Escrow Agent shall be protected if it acts upon any written or oral communication, notice, certificate or other instrument or document believed by the Escrow Agent to be genuine and to be properly given or executed without the necessity of verifying the truth or accuracy of the same or the authority of the person giving or executing the same.

17.	No Legal Action. The Escrow Agent shall not be obligated to take any legal action hereunder which might, in the Escrow Agent's judgment and sole discretion, involve any expense or liability unless the Escrow Agent shall have been furnished with a reasonable retainer or indemnity from the Partnership or the Offeror, as applicable.

18.	Discharge from Duties. Upon disposing of the Relevant Amount [and the interest earned thereon], if any, in accordance with the provisions of this Escrow Agreement, the Escrow Agent shall be relieved and discharged from all obligations, liabilities and claims relating to the Relevant Amount [and the interest earned thereon, if any], and the Escrow Agent shall not be subject to any claims made by or on behalf of any party hereto.

19.	Notices. All notices that may or are required to be given pursuant to any provision of this Escrow Agreement are to be given or made in writing and served personally or sent by email:

(a) in the case of Offeror:	Greenfire Resources Ltd. Suite 800, 350 – 7th Avenue SW Calgary, Alberta T2P 3N9

Attention:	[Redacted – Name]
E-mail:	[Redacted – Contact Information]

with a copy to:	Blake, Cassels & Graydon LLP 855 - 2nd Street S.W. Suite 3500, Bankers Hall East Tower Calgary, Alberta, T2P 4J8

Attention:	Ahmed Elsaghir and Dan Jankovic
Email:	ahmed.elsaghir@blakes.com and
dan.jankovic@blakes.com

(b) in the case of the Partnership	[Partnership]

Attention:	[●]
Email:	[●]

(c) in the case of the Escrow Agent	Odyssey Trust Company Trader’s Bank Building 1100 – 67 Yonge Street Toronto, Ontario M5E 1J8

Attention:	Corporate Actions
Email:	corp.actions@odysseytrust.com

or such other address as the parties may, from time to time, advise the other party hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such facsimile transmission or email is received.

20.	Governing Law. This Escrow Agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

21.	Modification. This Escrow Agreement may only be modified or amended by an agreement in writing signed by all of the parties hereto.

22.	Counterpart. This Escrow Agreement may be executed in any number of separate counterparts, each of which shall be deemed to be an original. All such signed counterparts, taken together, shall constitute one and the same agreement. Delivery of an executed signature page to this Escrow Agreement by electronic means (including by facsimile or in PDF format) shall be as valid and effective as delivery of an originally or manually executed copy of this Escrow Agreement.

23.	Time. Time shall be of the essence of this Escrow Agreement.

24.	Successors and Assigns. This Escrow Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

25.	Anti-Money Laundering and Anti-Terrorist Legislation. The Escrow Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Escrow Agent, in its sole judgment, acting reasonably, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. The Escrow Agent shall provide the Partnership and the Offeror written notice of the circumstances relating to the exercise of its right to not act within three (3) days of the determination to exercise such right. Further, should the Escrow Agent, in its sole judgment, determine at any time that its acting under this Escrow Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on thirty (30) days' written notice to the parties, provided that (a) the Escrow Agent's written notice shall describe the circumstances of such non-compliance; and (b) if such circumstances are rectified to the Escrow Agent's satisfaction within such thirty (30) day period, then such resignation shall not be effective.

26.	Third Party Accounts. Each party to this Agreement (in this paragraph referred to as a "representing party"), other than the Escrow Agent, hereby represents to the Escrow Agent that any account to be opened by, or interest to held by, the Escrow Agent in connection with this Agreement, for or to the credit of such representing party, either (a) is not intended to be used by or on behalf of any third party; or (b) is intended to be used by or on behalf of a third party, in which case such representing party hereby agrees to complete, execute and deliver forthwith to the Escrow Agent a declaration, in the Escrow Agent's prescribed form or in such other form as may be satisfactory to it, as to the particulars of such third party.

27.	Force Majeure. The Escrow Agent shall not be personally liable to the Partnership or the Offeror, or held in breach of this Escrow Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Escrow Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

28.	Privacy Laws. The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals' personal information (collectively, "Privacy Laws") applies to certain obligations and activities under this Escrow Agreement. Notwithstanding any other provision of this Escrow Agreement, neither party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Escrow Agent shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Escrow Agent agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Escrow Agreement and to comply with applicable laws and not to use it for any other purpose except with the consent of or direction from the parties involved or as permitted by Privacy Laws; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the parties hereto have executed this Escrow Agreement effective as of the day and year first above written.

[PARTNERSHIP]

Per:
Name:
Title:

GREENFIRE RESOURCES OPERATING CORPORATION

Per:
Name:
Title:

[ESCROW AGENT]

Per:
Name:
Title:

Per:
Name:
Title:

APPENDIX A

Non-Resident Partner	Percentage Ownership of the Partnership	Consideration Payable to the Partnership that is allocable to Non-Resident Partner	Tax Holdback

TOTAL: